9/17

05011904

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nizhnedneprovsky Tube Rolling Plant

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 2 1 2005
THOMSON FINANCIAL

FILE NO. 82- 4814 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dlw

DAT : 10/19/05

# Attachment 6

**File #82-4814**



The report is approved:

Head of the Board Directors –
Director General ___ Yesaulov Gennadiy Oleksandrovych
(position) (Signature) (name)

Seal:
Ukraine city of Dnipropetrovs'k
Open Joint-Stock Company
"Nizhnedneprovsky ~~Tube~~ Rolling Plant" Tube
05393116

12-31-04
AR/S

| | |
|---|---|
| Date | the 19th of April, 2005 |

**Contact person for made report:**

| | |
|---|---|
| Position, department | Head of the investment section, financial and economic service |
| Name/first name | Bondarenko Ludmila Grigorevna |
| Code/phone/fax | 0562 35 91 63 34 94 66 |
| e-mail | Ludmila.Bondarenko@ntz.dp.ua |

# Annual Report of the OJSC "NTZ" for 2004

| | |
|---|---|
| Made for: | January, 01, 2005 |

| | |
|---|---|
| Issuer: | OJSC "NTZ" |

**Adopted:**________________ ________________________
(signature) (name of executor)

| | | | |
|---|---|---|---|
| | | Date of report adoption | |
| | | Registered number | |
| | | **Notes** | |

# LIST OF ALL DOCUMENTS THAT ARE SUBMITTED BY THE ISSUER

| # | Description of the document | Document file name |
|---|---|---|
| 1. | Title-page of the report | TITLIST.DBF |
| 2. | Form accompanying the report | SUPRLIST.DBF |
| 3. | Identification details, location and communication means of the Issuer. | UROSOB_I.DBF<br>UROSOB_I.DBF |
| 4. | Information on the State Registration of the Issuer. | UROSOB_I.DBF |
| 5. | Banking establishments that render services to the Issuer. | UROSOB_I.DBF |
| 6. | Basic kind of activity. | LICENCE.DBF |
| 7. | Information on licenses (permits) received for separate kind of activity. | OBEDNAN.DBF |
| 8. | Information concerning the Issuer's membership in any associations of enterprises. | |
| 9. | Information on owners of the Issuer 's securities. | UROSOB_2.DBF, UROSOB_2.DBT |
| 10. | Information on the number of employees and their wage. | UROSOB_2.DBF, UROSOB_2.DBT |
| 11. | Information on the Issuer's Officers. | PERSON_P.DBF |
| 12. | Information on persons who own more than 5% plus shares of the Issuer – legal entities. | OWNER_UR.DBF |
| 13. | Information on persons who own more than 5% plus shares of the Issuer – individuals. | OWNER_FZ.DBF |
| 14. | Information on the Officials who own shares of the Issuer. | OWNER_PO.DBF |
| 15. | Information of the Issuer' latest report publication. | UROSOB_2.DBF, UROSOB_2.DBT |
| 16. | Information on the General Meeting of Shareholders (for OJSC) | UROSOB_2.DBF, UROSOB_2.DBT |
| 17. | Information on dividends. | UROSOB_2.DBF, UROSOB_2.DBT |
| 18. | Information on legal entities that render services to the Issuer. | OBSLUG.DBF |
| 19. | Information on historic event that occurred during the year. | OSOBLIVA.DBF |
| 20. | Information on issue of shares. | PAPERY_A.DBF |
| 21. | Information of the Issuer' bonds – interest bonds. | OBLIG_ PR.DBF |
| 22. | Information of the Issuer' bonds – discount bonds. | OBLIG_DK.DBF |
| 23. | Information of the Issuer' bonds – target (interest-free) bonds. | OBLIG_TS.DBF |
| 24. | Information on other securities issued by the Issuer (the ones that should be registered) | PAPER_DR.DBF |
| 25. | Text part. | BUS_TEXT.DBF, BUS_TEXT.DBT |
| 26. | Basic factors that influence the Issuer's activity. | OSN FAKT.DBF, OSN FAKT.DBT |
| 27. | Information on the Issuer's most important competitors. | COMPETIT.DBF |
| 28. | Information on the basic products manufactured by the Issuer (services provided). | PRODUCE.DBF |
| 29. | Information on the raw material base and basic features of the products (services) consumers manufactured by the Issuer and their distribution in the Ukrainian and foreign markets. | SYR_ SALE DBF |
| 30. | Information on fixed assets of the Issuer (depreciated cost). | OSN_ZASB.DBF, OSN_ZASB.DBT |
| 31. | Information of the Issuer' liabilities. | ZOBOVYAZ.DBF, ZOBOVYAZ.DBT, Z_KREDIT.DBF, Z_KREDIT.DBT, Z_OBUG.DBF, Z_OBLIG.DBT, Z_INVEST.DBF, Z_INVEST.DBT |
| 32. | Balance Sheet. | BP_A.DBF, BP_A.DBT, BP_P.DBF |
| 33. | Report on financial results | FP.DBF, FP.DBT |
| 34. | Report on flow of funds. | RK 1.DBP, RK_.DBT, RK_2.DBF |
| 35. | Report on own capital. | VK_I.DBF, VK_l.DBT, VK_2.DBF, VKJ.DBF |
| 36. | Notes to the annual financial accounting. | F5_SHAPK.DBF, F5_OZ_1.DBF, F5_OZ_2.DBF, F5_OZ_3.DBF, F5_INSHE.DBF |
| 37. | Report on issue, sake and circulation of securities. | CP_1.DBF, CP_1.DBT, CP_2.DBF, CP_3.DBF |

| # | Description of the document | Document file name |
|---|---|---|
| | **Documents attached to the report:**<br><br>1. Conclusion of the Audit Check in the written form.<br>2. Copy of the Minutes of the General Meeting of Shareholders | |

Head of the Board Directors –
Director General

Yesaulov Gennadiy Oleksandrovych

(position)

(name, first name)

(Signature)

the 19th of April, 2005

Seal:
Ukraine city of Dnipropetrovs'k
Open Joint-Stock Company
"Nizhnedneprovsky Tube Rolling Plant"
05393116

# BASIC INFORMATION ON THE ISSUER

## Identification Essential Elements, location and communications facilities of the Issuer

| | | |
|---|---|---|
| Full name | Open Joint-Stock Company "Nyzhnyodniprovsky Tube-Rolling Plant" | |
| Short name | "NTZ", OJSC | |
| Legal-organizational pattern | OPEN JOINT STOCK COMPANY | |
| Code by YedROPU | 05393116 | |
| Code of territory by KOATUU | 1210137200 | |
| Territory (region) | Dnipropetrovs'k | |
| City region | Industrial'nyy | |
| Post Code | 49081 | |
| Settlement | Dnipropetrovs'k | |
| Street, house | Stoletova | 21 |
| Inter-city code and telephone | 0562 | 35-93-01 |
| Fax | 34-91-08 | |
| E-mail | info@ntz.dp.ua | |
| WWW-address | www.ntz.com.ua | |

## Information on State Registration of the Issuer

| | |
|---|---|
| Certificate # | No 1 224 120 0000 001344 |
| Date of issue | the 28th of December, 1994 |
| Body having issued the Certificate | Executive Committee of Dnipropetrovs'k City Council |
| Registered Authorized Capital Stock (UAH) | 13'471'250.00 |

## Banking Establishments Servicing the Issuer

| | |
|---|---|
| Name of Bank (Branch Bank) servicing the Issuer by basic settlement account | JOINT-STOCK BANK "CREDIT-DNIPRO" CITY DNIPROPETROVS'K |
| Bank MFO | 305749 |
| Name of Bank (Branch Bank) servicing the Issuer by basic settlement account | JOINT-STOCK BANK "CREDIT-DNIPRO" CITY DNIPROPETROVS'K |
| Bank MFO | 305749 |

## Basic Activity Categories

| Code by KVED | Activity category |
|---|---|
| 27.10.0 | Ferrous metallurgy |
| 27.22.0 | Steel tubular industry |
| 85.12.0 | Medical practice |
| 85.13.0 | Stomatological practice |
| 73.10.0 | Researches and elaborations in the field of natural and technical sciences |
| 51.70.0 | Other kinds of wholesale trade |

## Information on Licenses (Permits) obtained for some activity categories

| Activity category | # of License (Permit) | Date of issue | State structure having issued the License | Date of termination of period of validity |
|---|---|---|---|---|
| Medical practice | AA # 625394 | 10.09.2003 | Ministry of Health of Ukraine | 09.07.2006 |
| Purchasing, storage, issue of precursors (List 2 of Table IV) "List of drugs, psychotropic agents and precursors" | AA # 552435 | 26.09.2003 | State Department in control of quality, safety and production of medical preparations and articles of medical destination | 10.09.2006 |
| For usage of radio-frequency resource of Ukraine | # 2124 | 21.03.2001 | Ministry of Communications and Information of Ukraine | 21.03.2006 |
| For the right of operation of ground broadcasting station of land movable communications | # 12 – 1 – 17178 | 21.11.2003 | State Inspection on Telecommunications in Dni-propetrovs'k region | 21.03.2006 |
| For the right of operation of ground broadcasting station of land movable communications | # 12 – 1 – 07127 | 19.11.2003 | State Inspection on Telecommunications in Dni-propetrovs'k region | 21.03.2006 |
| Retail trade with strong drinks | AA # 092683 | 28.02.2005 | State Tax Administration of Ukraine. Department in questions of administration of excise tax and control of production and circulation of the goods upon which the excise tax should be imposed. | 28.02.2006 |
| Retail trade with tobacco goods | AA # 093059 | 28.02.2005 | State Tax Administration of Ukraine. Department in questions of administration of excise tax and control of production and circulation of the goods upon which the excise tax should be imposed. | 28.02.2006 |
| Rendering of training services by Educational Institutions connected to getting of vocational training up to the level of qualification require-ments made to retraining and raising the level of skill | AA # 232126 | 31.10.2001 | Ministry of Science and Education of Ukraine | 01.07.2006 |

## Data as to Belonging of Issuer to any Associations of Enterprises

| Name | Location (postal address) |
|---|---|
| **Associations:** | |
| There are no data available | There are no data available |
| **Corporations:** | |
| "Scientific-Production Investment Group "INTERPIPE" | 1-A Pisarzhevs'kogo vul., Dnipropetrovs'k 49005 Ukraine |
| **Consortia:** | |
| Closed Joint-Stock Company"Inter-branch Consortium"INTERSPLAV" | 1 Building, 10 Grayvorons'ka vul., Room of Board, Moscow 109518 Russia |
| Industrial and Financial Consortium "PRYDNIPROV'YA" | 1-A Pisarzhevs'kogo vul., Dnipropetrovs'k 49005 Ukraine |
| Industrial and Financial Consortium "INVESTMENT-METALLURGICAL UNION" | 11 Pankivs'ka vul. Kyyiv 01033 Ukraine |
| **Concerns:** | |
| There are no data available | There are no data available |
| **Other Associations by branch, territorial and other principles:** | |
| Closed Joint Stock Company "PERVOMAYS'KE" | 8 Plekhanova vul., Dnipropetrovs'k 49056 Ukraine |
| Ukrainian-Chinese Limited Liability Company with Foreign Investments "BOMONSHA" | 21 Stoletova vul., Dnipropetrovs'k 49081 Ukraine |
| Ukrainian-Russian Limited Liability Company "LASTIVKA" | 21 Stoletova vul., Dnipropetrovs'k 49081 Ukraine |
| Ukrainian-Israeli Limited Liability Company with Foreign Investments "DNI- | 21 Stoletova vul., Dnipropetrovs'k 49081 Ukraine |
| Limited Liability Company with Foreign Investments "COURSE" | 175 Office, 99 Gagarin pr., Dnipropetrovs'k 49010 Ukraine |
| Closed Joint-Stock Company "TRUBOIMPEKS" | 1 Building, 15 Neprudnyy prov. , Moscow 121110 Russia |
| Closed Joint-Stock Company "METEKS" | 5 Pogoril's'kyy prov., Moscow 109017 Russia |
| Closed Joint Stock Company "CREDIT-DNIPRO" | 17 Lenin vul., Dnipropetrovs'k 49600 Ukraine |
| Open Joint-Stock Company "DNIPROPETROVS'K VTORMET" | 1 Lypova vul., Dnipropetrovs'k 49124 Ukraine |
| Open Joint-Stock Company "NIKOPOL'S'KYY FERROALLOY PLANT" | 310 Electrometalurgiv vul., Nikopol' 53213 Ukraine |
| Association "UKRTRUBOPROM" | 1 Lenin pl., Dnipropetrovs'k 49600 Ukraine |
| Limited Liability Company "LIME FACTORY" | 21 Stoletova vul., Dnipropetrovs'k 49081 Ukraine |
| Open Joint-Stock Company "National Joint-Stock Insurance Company "ORANTA" | 34-V Sichnevogo Povstannya vul., Kyyiv 01015 Ukraine |
| Member Charitable Organization "FUND OF SOCIAL RESCUE" | 1-A Pisarzhevs'kogo vul., Dnipropetrovs'k 49005 Ukraine |
| Egyptian Ukranian Co. for Tractors & Pipes "EUT&P" | 18, El Obour Buildings, Salah Salem str., Cairo, Egypt |
| "ITALUKRAINE TUBI" LTD COMPANY | Via G. Silva, Monza (MI), Italy, 34-20052 |

## Data on Holders of Securities of the Issuer

| | |
|---|---|
| Number of Shareholders (Founders) – legal persons | 57 |
| Share fraction belonging the legal persons of total amount of the ones (per cent) | 92.446 |
| Number of Shareholders (Founders) – – natural persons | 7537 |
| Share fraction belonging the natural persons of total amount of the ones (per cent) | 7.554 |
| Number of Forms of Security Certificates ordered (items) | 15 000 |
| including:<br>- Share Certificates | 15 000 |
| - Bond Certificates | 0 |
| Number of Forms of Security Certificates ordered (items) | 7171 |
| including: | |
| - Share Certificates | 7171 |
| - Bond Certificates | 0 |

## Information of Number of Employees and Enumeration of their Labour

| Indices | Really for the period |
|---|---|
| Average accounting number of permanent employees of accounting staff (persons) | 9609 |
| Average number of part-time employees and the ones combining the jobs (persons) | 18 |
| Number of employees working on conditions half-time (day, week) (persons) | 19 |
| Labour Remuneration Fund – totally (thousand UAH) | 106004.8 |

## Data on Offcials of the Issuer

| Number | Post | Surname, name and patronymic | Year of birth | Education | Length of executive service (years) | Name of enterprise and previous post occupied |
|---|---|---|---|---|---|---|
| 1 | Chairman of Board | Yesaulov, Gennadiy Oleksandrovych | 1951 | Higher | 11 | "NTZ", OJSC Chairman of Board – Director General |
| Remarks: | | Yesaulov, Gennadiy Oleksandrovych has no uncancelled previous convictions for lucrative crimes or malfeasances in office. | | | | |
| 2 | Acting Chairman of Board | Pols'kyy, Georgiy Mykhaylovych | 1952 | Higher | 28 | "NTZ", OJSC - Chief Engineer |
| Remarks: | | Pols'kyy, Georgiy Mykhaylovych has no uncancelled previous convictions for lucrative crimes or malfeasances in office. | | | | |

| Post | Surname, name and patronymic | Year of birth | Education | Length of executive service (years) | Name of enterprise and previous post occupied |
|---|---|---|---|---|---|
| Member of Board | Sokolova, Iryna Volodymyrivna | 1963 | Higher | 10 | «NTZ», OJSC, Chief Accountant |
| **Remarks:** | Sokolova, Iryna Volodymyrivna has no uncancelled previous convictions for lucrative crimes or malfeasances in office. | | | | |
| Member of Board | Kozlovs'kyy, Al'fred Ivanovych | 1929 | Higher | 47 | «NTZ», OJSC, Director in Development – Director of Development Institution |
| **Remarks:** | Kozlovs'kyy, Al'fred Ivanovych has no uncancelled previous convictions for lucrative crimes or malfeasances in office. | | | | |
| Member of Board | Kopayev, Evgen Mykolayovych | 1960 | Higher | 5 | «NTZ», OJSC, Superintendent of Tube-Rolling Shop # 4 |
| **Remarks:** | Kopayev, Evgen Mykolayovych has no uncancelled previous convictions for lucrative crimes or malfeasances in office. | | | | |
| Member of Board | Nakhod, Oleksandr Ivanovych | 1977 | Higher | 4 | «NTZ», OJSC, Engineer in finances and education |
| **Remarks:** | Nakhod, Oleksandr Ivanovych has no uncancelled previous convictions for lucrative crimes or malfeasances in office. | | | | |
| Member of Board | Gorb, Evgen Vasyloyvych | 1959 | Higher | 22 | «NTZ», OJSC, Deputy Chief Engineer in wheel rolling mill |
| **Remarks:** | Gorb, Evgen Vasyloyvych has no uncancelled previous convictions for lucrative crimes or malfeasances in office. | | | | |
| Member of Board | Besednov, Sergiy Viktorovych | 1959 | Higher | 15 | «NTZ», OJSC, Director in production and sale of produce |
| | Besednov, Sergiy Viktorovych has no uncancelled previous convictions for lucrative crimes or malfeasances in office. | | | | |
| Member of Board | Fedash, Olena Volodymyrivna | 1963 | Higher | 11 | «NTZ», OJSC, Director in personnel |
| **Remarks:** | Fedash, Olena Volodymyrivna | | | | |
| Member of Board | Yerak, Vilodymyr Mykolayovych | 1967 | Higher | 7 | «NTZ», OJSC, Superintendent of Open-Hearth Plant |
| **Remarks:** | Yerak, Vilodymyr Mykolayovych | | | | |
| Member of Board | Akhremenko, Vitaliy Oleksiyovych | 1953 | Higher | 28 | «NTZ», OJSC, Director in Security |
| **Remarks:** | Akhremenko, Vitaliy Oleksiyovych has no uncancelled previous convictions for lucrative crimes or malfeasances in office. | | | | |
| Head of Auditing Commission | Melykidze, Oleksiy Oleksandrovych | 1938 | Higher | 41 | «NTZ», OJSC, Head of Management of Information Technologies and Communications |
| **Remarks:** | Melykidze, Oleksiy Oleksandrovych has no uncancelled previous convictions for lucrative crimes or malfeasances in office. | | | | |
| Head of Supervisory Board | Kirichko, Oleksandr Ivanovych | 1965 | Higher | 12 | Corporation NVIG "Interpipe", Councilor of Chairman of Board |
| **Remarks:** | Kirichko, Oleksandr Ivanovych is a representative of Shareholder – Limited Liability Company "Kuvera' and has no uncancelled previous convictions for lucrative crimes or malfeasances in office. | | | | |

| Number | Post | Surname, name and patronymic | Year of birth | Education | Length of executive service (years) | Name of enterprise and previous post occupied |
|---|---|---|---|---|---|---|
| 14 | Deputy Head of Supervisoty Board | Bondarenko, Lyudmyla Grygorivna | 1954 | Incomplete higher | 6 | «NTZ», OJSC, Head of Investment Department |
| **Remarks:** | | Bondarenko, Lyudmyla Grygorivna has no uncancelled previous convictions for lucrative crimes or malfeasances in office. | | | | |
| 15 | Member of Supervisory Board | Troyan, Ol'ga Sergiyivna | 1959 | Higher | 10 | Corporation NVIG "Interpipe" , Director of Financial Board |
| **Remarks:** | | Troyan, Ol'ga Sergiyivna is representative of Shareholder "ALLIED STEEL HOLDING B.V." and has no uncancelled previous convictions for lucrative crimes or malfeasances in office. | | | | |
| 16 | Member of Supervisory Board | Mel'nychuk, Larysa Yuriyivna | 1962 | Higher | 10 | Kyyiv Branch of Corporation NVIG"Inperpipe", Head of Department of Management of Corporate Business Rights of Board of Property Management |
| **Remarks:** | | Mel'nychuk, Larysa Yuriyivna is representative of Shareholder – Closed Joint-Stock Insurance Company "AURA" and has no uncancelled previous convictions for lucrative crimes or malfeasances in office. | | | | |
| 17 | Member of Supervisory Board | Troyan, Mykhaylo Mykhaylovych | 1956 | Higher | 10 | Kyyiv Branch of Corporation NVIG"Inperpipe", Head of Department of Management of Corporate Business Rights of Board of Property Management |
| **Remarks:** | | Troyan, Mykhaylo Mykhaylovych is representative of Shareholder – Limited Liability Company "Prydniprov'ya" and has no uncancelled previous convictions for lucrative crimes or malfeasances in office. | | | | |
| 18 | Member of Supervisory Board | Korotkov, Andriy Mykolayovych | 1965 | Higher | 8 | Corporation NVIG "Interpipe" Head of Administration of Industrial Enterprises of Tube Board |
| **Remarks:** | | Korotkov, Andriy Mykolayovych and has no uncancelled previous convictions for lucrative crimes or malfeasances in office. | | | | |
| 19 | Member of Supervisory Board | Krykun, Genadiy Tarasovych | 1966 | Higher | 6 | Kyyiv Branch of Corporation NVIG"Inperpipe", Head of Department of Management of Corporate Business Rights of Board of Property Management |
| **Remarks:** | | Krykun, Genadiy Tarasovych is representative of Shareholder – Limited Liability Company "Credit-Dnipro-Invest" and has no uncancelled previous convictions for lucrative crimes or malfeasances in office. | | | | |
| 20 | Chief Accountant | Sokolova, Iryna Volodymyrivna | 1963 | Higher | 10 | «NTZ», OJSC, Chief Accountant |
| **Remarks:** | | Sokolova, Iryna Volodymyrivna has no uncancelled previous convictions for lucrative crimes or malfeasances in office. | | | | |

## Information on Persons Holding 5 per cent and more Issuer's Shares

| Name of legal person | Code by YedROPU | Location | Date of entering in the Register | Number of shares (items) | Fraction of total number of shares (per cent) | Number by share categories: nominal shares | ordinary shares | preference shares | preference shares payable to bearer |
|---|---|---|---|---|---|---|---|---|---|
| "ALLIED STEEL HOLDING B.V." | | Professor J.H. Bavincklaan 7 1183 AT Amstelveen the Netherlands | 17/05/2001 | 12869366 | 23.8830 | 12869366 | 0 | 0 | 0 |
| "BLUMBERG INDUSTRIES LLC" | | 9, East Lockerman Street, Dover, Delawere, USA, 19901 | 11/05/2001 | 5246244 | 9.7360 | 5246244 | 0 | 0 | 0 |
| "ROSEN ASSET MANAGEMENT S.A." | | L-1946, Luxemburg, 9-11 Rue de Louvigni, Princedom of Luxembourg | 30/03/2001 | 4849650 | 9,0000 | 4849650 | 0 | 0 | 0 |
| Limited Liability Company Firm "Kuvera" | 31792801 | 1-A Pisarzhevs'kpgo vul., Dnipropetrovs'k 49005 Ukraine | 31/12/2002 | 5334615 | 9.9000 | 5334615 | 0 | 0 | 0 |
| Limited Liability Company "ABiKO" | 21927534 | 16 Olesya Gonchara vul., Dnipropetrovs'k 49600 Ukraine | 30/03/2001 | 4748277 | 8.8119 | 4748277 | 0 | 0 | 0 |
| Joint-Stock Bank "ING Bank Ukraine" (nominal Holder) | 21684818 | the 5th floor 28 Kominternu vul., Kyyiv 01001 Ukraine | 30/03/2001 | 6936011 | 12.8719 | 6936011 | 0 | 0 | 0 |
| Open Joint-Stock Company "Interregional Stock Ukion" (nominal Holder) | 24917996 | 7-B Vetrova vul., Kyyiv 01001 Ukraine | 30/03/2001 | 6149625 | 11.4125 | 6149625 | 0 | 0 | 0 |
| **Natural's person name, surname and patronymic** | | | **Date of entering in the Register** | **Number of shares (items** | **Fraction of total number of shares (per cent)** | **Number by share categories: nominal shares** | **ordinary shares** | **preference shares** | **preference shares payable to bearer** |
| There are no data available | | | There are no data available | 0 | 0 | 0 | 0 | 0 | 0 |
| | | | **Totally:** | 46133788 | 85.6152 | 46133788 | 0 | 0 | 0 |

## Data on the Issuer's Shares Holded by the Issuer's officials

| Post | Official's name, surname and patronymic | Date of entering in the Register | Amount of shares (item) | Of total amount of shares (per cent) | Number by share categories: nominal shares | ordinary shares | preference shares | preference shares payable to bearer |
|---|---|---|---|---|---|---|---|---|
| Chairman of Board | Yesaulov, Gennadiy Oleksandrovych | 30/03/2001 | 19920 | 0.04 | 19920 | 0 | 0 | 0 |
| Acting Chairman of Board | Pols'kyy, Georgiy Mykhaylovych | 00/00/0000 | 0 | 0 | 0 | 0 | 0 | 0 |

| Post | Official's name, surname and patronymic | Date of entering in the Register | Amount of shares (item) | Of total amount of shares (per cent) | Number by share categories | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | nominal shares | ordinary shares | preference shares | preference shares payable to bearer |
| Member of Board | Sokolova, Iryna Volodymyrivna | 00/00/0000 | 0 | 0 | 0 | 0 | 0 | 0 |
| Member of Board | Kozlovs'kyy, Al'fred Ivanovych | 30/03/2001 | 2014233 | 3.74 | 2014233 | 0 | 0 | 0 |
| Member of Board | Kopayev, Evgen Mykolayovych | 00/00/0000 | 0 | 0 | 0 | 0 | 0 | 0 |
| Member of Board | Nakhod, Oleksandr Ivanovych | 00/00/0000 | 0 | 0 | 0 | 0 | 0 | 0 |
| Member of Board | Gorb, Evgen Vasyloyvych | 30/03/2001 | 15955 | 0.03 | 15955 | 0 | 0 | 0 |
| Member of Board | Besednov, Sergiy Viktorovych | 30/03/2001 | 495 | 0.00 | 495 | 0 | 0 | 0 |
| Member of Board | Yerak, Vilodymyr Mykolayovych | 00/00/0000 | 0 | 0 | 0 | 0 | 0 | 0 |
| Member of Board | Fedash, Olena Volodymyrivna | 00/00/0000 | 0 | 0 | 0 | 0 | 0 | 0 |
| Member of Board | Akhremenko, Vitaliy Oleksiyovych | 30/03/2001 | 1000 | 0.00 | 1000 | 0 | 0 | 0 |
| Head of Auditing Commission | Melykidze, Oleksiy Oleksandrovych | 30/03/2001 | 181 | 0.00 | 181 | 0 | 0 | 0 |
| Head of Supervisory Board | Kirichko, Oleksandr Ivanovych | | | | | | | |
| Deputy Head of Supervisory Board | Bondarenko, Lyudmyla Grygorivna | 30/03/2001 | 100 | 0.00 | 100 | 0 | 0 | 0 |
| Member of Supervisory Board | Troyan, Ol'ga Sergiyivna | | | | | | | |
| Member of Supervisory Board | Mel'nychuk, Larysa Yuriyivna | | | | | | | |
| Member of Supervisory Board | Troyan, Mykhaylo Mykhaylovych | | | | | | | |
| Member of Supervisory Board | Krykun, Genadiy Tarasovych | | | | | | | |
| Member of Supervisory Board | Korotkov, Andriy Mykolayovych | 24/03/2004 | 5 | 0.00 | 5 | 0 | 0 | 0 |
| Chief Accountant | Sokolova, Iryna Volodymyrivna | 00/00/0000 | 0 | 0 | 0 | 0 | 0 | 0 |
| | | **Totally:** | 2 051 889 | 3.807 | 2 051 889 | 0 | 0 | 0 |

## Information on the Last –Time Publication of the Issuer's Report

| | |
|---|---|
| Publication | WEB-site Company "Stock Market Agency" за адресою: www.smau.com.ua |
| Subscription index | There are no data available |
| Тираж | There are no data available |
| Date of Report publication | the 13th of September, 2004 |

## Information on Stockholders Meeting (for Open Joint-Stock Company)

| Type of Meeting | ordinary | extraordinary |
|---|---|---|
| | X | |
| Place of holding | «NTZ», OJSC, Conference Hall of Plant Management 21 Stoletova vul., Dnipropetrovs'k 49081 Ukraine | |
| Date of holding | April 8, 2005 | |
| Quorum of Meeting (per cent) | 82.8749 | |
| Questions of Agenda: | 1. Approval of Report of Chairman of Board on results of activity for 2004 and approval of new lines of the Company's activity in 2005.<br>2. Approval of report and Conclusions of Auditing Commission of the Company by results of carrying out of inspections of the Company's financial and economic activity for 2004.<br>3. Approval of annual Financial Accounts for 2004, the results of inspections of the Company's financial and economic activity for 2004.<br>4. Approval of procedure of distribution of profits, term and procedure of dividend payment<br>5. Approval of basic indices of the Company's financial and economic activity for 2004.<br>6. Insertion of changes into the Company By-Law.<br>7. Recall and election of members of Supervisory Board of the Company.<br>8. Recall and election of members of the Board. | |

## Information on Dividends

| | |
|---|---|
| Date of closing out of the Roll for dividend payment.<br>(if the ones is to be paid) | May 24, 2004 |
| Date of commencement of dividend payment | May 24, 2004 |
| Date of finishing of dividend payment | December 31, 2004 |

## Information on Substantial Facts having Happened within a Year

| Date of Note registration | Brief Description |
|---|---|
| March 29, 2004 | Note on changes in the staff of the Issuer's officials |
| August 31, 2004 | Note on decision-making on paper issue exceeding 50 per cent of the Authorized Capital Stock or the sum of permanent circulating assets of the Issuer. |
| April 12, 2005 | Note on changes in the staff of the Issuer's officials |

## Legal Person Carrying out Depositary Activity in Keeping of Registered Securities Holders Register

| | |
|---|---|
| Name | Limited Liability Company "Alfa - Invest" |
| Organization and Legal form | Limited Liability Company |
| Code by YedROPU | 24995460 |
| Territory Code by KOATUU | 1210136600 |
| Territory (region) | Dnipropetrovs'k |
| Region | Babushkyns'kyy |
| Post index | 49600 |
| Settlement | City of Dnipropetrovs'k |
| Street, building | 17 / 96 Lenina vul. |
| Inter-city code and telephone | (0562) 36-13-54 |
| Fax | (0562) 36-13-54 |
| E-mail | ALFA@kdb.dp.ua |
| WWW-address | Has no WEB – site of its own in the Internet network |
| License (Permit) # for this activity category | AA # 770057 |
| Date of License (Permit) issue | March 26, 2004 |
| State Structure having issued the License | State Commission in Securities and Stock Market |

## Auditor (the Auditing Company), Rendering the Issuer its Auditing Services

| | |
|---|---|
| Name | Auditing Company "Insider-Centre" |
| Organization and legal form | Limited Liability Company |
| Code by YedROPU | 31154676 |
| Код території за КОАТУУ(СПАТО) | 1210136600 |
| Territory (region) | Dnipropetrovs'k |
| Region | Babushkyns'kyy |
| Post index | 49600 |
| Settlement | city of Dnipropetrovs'k |
| Street, building | 29-A Lenin Naberezhna vul. |
| Inter-city code and telephone | (0562) 371-61-40 (42) |
| Fax | (0562) 744-33-06 |
| E-mail | root@insider.dp.ua |
| WWW-address | Has no WEB – site of its own in the Internet network |
| License (Permit) # for this activity category | 2459 |
| Date of License (Permit) issue | January 26, 2001 |
| State Structure having issued the License | Auditing Chamber of Ukraine |

## Auditor (the Auditing Company), Rendering the Issuer its Auditing Services

| | |
|---|---|
| Name | Closed Joint-Stock Company "Ernst and Young Ukraudit" |
| Organization and Legal form | Closed Joint-Stock Company |
| Code by YedROPU | 21644227 |
| Code territory by KOATUU (SPATO) | 8038200000 |
| Territory (region) | Kyyiv |
| Region | Pechers'kyy |
| Post index | 01001 |
| Settlement | city of Kyyiv |
| Street, building | 19-A Khreshchatyk vul. |
| Inter-city code and telephone | (044) 490-30-00 |
| Fax | (044) 490-30-30 |
| E-mail | kyiv@ua.ey.com |
| WWW-address | www.ey.com/ukraine |
| License (Permit) # for this activity category | 0318 |
| Date of License (Permit) issue | January 26, 2001 |
| State Structure having issued the License | Auditing Chamber of Ukraine |

## Auditor (the Auditing Company), Rendering the Issuer its Auditing Services

| | |
|---|---|
| Name | Closed Joint-Stock Company "Ernst and Young Ukraudit" |
| Organization and Legal form | Closed Joint-Stock Company |
| Code by YedROPU | 14305178 |
| Code territory by KOATUU (SPATO) | 8038200000 |
| Territory (region) | Kyyiv |
| Region | Pechers'kyy |
| Post index | 01001 |
| Settlement | city of Kyyiv |
| Street, building | 19-A Khreshchatyk vul. |
| Inter-city code and telephone | (044) 490-30-00 |
| Fax | (044) 490-30-30 |
| E-mail | kyiv@ua.ey.com |
| WWW-address | www.ey.com/ukraine |
| License (Permit) # for this activity category | There are no data available |
| Date of License (Permit) issue | There are no data available |
| State Structure having issued the License | There are no data available |

## Legal Person Carrying out Professional Depositary Activity of Depositary

| | |
|---|---|
| Name | Closed Joint-Stock Company Joint-Stock Bank "Credit – Dnipro" |
| Organization and legal form | Closed Joint-Stock Company |
| Code by YedROPU | 14352406 |
| Territory code KOATUU (SPATO) | 1240136600 |
| Territory (region) | Dnipropetrovs'k |
| Region | Babushkyns'kyy |
| Post index | 49600 |
| Settlement | City of Dnipropetrovs'k |
| Street, building | 17 Street. Lenin |
| Inter-city code and telephone | (0562) 770-05-81 |
| Fax | (0562) 770-05-81 |
| E-mail | Admin@kdb.dp.ua |
| WWW-address | www.creditdnepr.com |
| License (Permit) # for this activity category | AA # 770445 |
| Date of License (Permit) issue | October 15, 2004 |
| State Structure having issued the License | State Commission in Securities and Stock Market |

## Legal Person Carrying out Professional Depositary Activity of Depositary

| | |
|---|---|
| Name | Joint-Stock-Credit Bank of social development "Ukrsotsbank" |
| Organization and Legal form | Open Joint-Stock Company |
| Code by YedROPU | 00039019 |
| Territory code KOATUU (SPATO) | 8038500000 |
| Territory (region) | Kyyiv |
| Region | Podil's'kyy |
| Post index | 03150 |
| Settlement | city of Kyyiv |
| Street, building | 29 Kovpaka vul. |
| Inter-city code and telephone | (044) 230-32-43 |
| Fax | (044) 230-32-58 |
| E-mail | info@Ukrsotsbank.com |
| WWW- address | www.usb.com.ua |
| License (Permit) # for this activity category | AB # 113003 |
| Date of License (Permit) issue | October 12, 2004 |
| State Structure having issued the License | State Commission in Securities and Stock Market |

## Legal Person Authorized by the Issuer to Pay Revenue by its Securities

| | |
|---|---|
| Name | Closed Joint-Stock Company Joint-Stock Bank "Credit – Dnipro" |
| Organization and legal form | Closed Joint-Stock Company |
| Code by YedROPU | 14352406 |
| Territory code KOATUU (SPATO) | 1240136600 |
| Territory (region) | Dnipropetrovs'k |
| Region | Babushkyns'kyy |
| Post index | 49600 |
| Settlement | City of Dnipropetrovs'k |
| Street, building | 17 Street. Lenin |
| Inter-city code and telephone | (0562) 744-22-27 |
| Fax | (0562) 32-33-18 |
| E-mail | Admin@kdb.dp.ua |
| WWW- address | www.creditdnepr.com |
| License (Permit) # for this activity category | 70 |
| Date of License (Permit) issue | December 24, 2004 |
| State Structure having issued the License | State Commission in Securities and Stock Market |

# DATA ON THE ISSUER'S SECURITY

## Data on share issues

| Date of registration of emission | Number of Certificate on Registration of Emission | Name of Body having registered the emission | Share category | Form of issue | Nominal value (UAH) | Number of shares (items) | Sum by nominal (UAH.) | Fraction in the Authorized Capital Stock |
|---|---|---|---|---|---|---|---|---|
| 18/04/2001 | 164/1/01 | State Commission in securities and Stock market | Ordinary nominal | Documentary | 0.25 | 53885000 | 13471250.00 | 100.00 |

## Information on the Issuer's bonds (per each outstanding bond issue)

1. Interest-bearing Bonds

| Date of registration of emission | Number of Certificate on Registration of Emission | Name of Body having registered the emission | Nominal value (UAH) | Number in the issue (items) | Form of issue | Amount of issue by nominal (UAH) | Interest rate (per cent) | Term of payment of interest | Date of retirement of bonds |
|---|---|---|---|---|---|---|---|---|---|
| There are no data available | There are no data available | There are no data available | There are no data available | There are no data available | There are no data available | There are no data available | There are no data available | There are no data available | There are no data available |
| **Remarks:** | There were no data on interest-bearing bonds in the Chapter "Information on the Issuer's bonds" (per each outstanding bond issue) because the Company didn't carry bond issue out. | | | | | | | | |

2. Discount Bonds

| Date of registration of emission | Number of Certificate on Registration of Emission | Name of Body having registered the emission | Nominal value (UAH) | Number in the issue (items) | Form of issue | Amount of issue by nominal (UAH) | Date of retirement of bonds |
|---|---|---|---|---|---|---|---|
| There are no data available | There are no data available | There are no data available | There are no data available | There are no data available | There are no data available | There are no data available | There are no data available |
| **Remarks:** | There were no data on discount bonds in the Chapter "Information on the Issuer's bonds" (per each outstanding bond issue) because the Company didn't carry bond issue out. | | | | | | |

3. Target Passive Bonds

| Date of registration of emission | Number of Certificate on Registration of Emission | Name of Body having registered the emission | Nominal value (UAH) | Number in the issue (items) | Form of issue | Amount of issue by nominal (UAH) | Name of goods (service) by which the emission was carried out | Date of retirement of bonds |
|---|---|---|---|---|---|---|---|---|
| There are no data available | There are no data available | There are no data available | There are no data available | There are no data available | There are no data available | There are no data available | There are no data available | There are no data available |
| **Remarks:** | There were no data on target passive bonds in the Chapter "Information on the Issuer's bonds" (per each outstanding bond issue) because the Company didn't carry bond issue out. | | | | | | | |

**Information on other Securities put out by the Issuer (emission of which isn't liable to Registration)**

| Date of emission | Security category | Amount of issue | Amount of securities distributed by reporting date (UAH) | Conditions of circulation and retirement | Remarks: |
|---|---|---|---|---|---|
| There are no data available | There are no data available | 0.00 | 0.00 | There are no data available | There were no data in the Chapter "Information on other securities put out by the Issuer'" (which emission is liable to registration) because the Company didn't carry out any other capital issues. |

## DATA ON THE COMPANY'S SHARE ISSUES

The Authorized Capital Stock of the Company makes 13 471 520 (thirteen million four hundred seventy one thousand and two hundred and fifty) UAH. The Authorized Capital Stock is divided by 53 885 000 (fifty three million eight hundred and eighty five thousand) of ordinary nominal shares with their nominal value being 0.25 UAH per each.

Primary allocation of shares is carried out in accordance with Constituent Agreement # 72-AT of the 28th of December, 1994. While further re-allocation of shares no any changes are inserted into the Constituent Agreement.

The Company issues ordinary nominal shares in documentary form in the amount of its Authorized Capital Stock in accordance with legislation of Ukraine and requirements established by State Commission in Securities and Stock market. Share issue and information on share issue take place in accordance with procedure established by State Commission in Securities and Stock market.

The first emission was carried out in course of privatization of the Company by dint of issue of 21 554 000 (twenty one million five hundred and fifty four thousand) items of ordinary nominal shares with their nominal value making 0.25 UAH per each to the total amount of 5 388 500 (five million three hundred and eighty-eight and five hundred) UAH.

There was obtained the Certificate # 2/1/95 of the 4th of January, 1995 for the first share issue put out by Ministry of Finance of Ukraine. There was executed Re-registration of Share Issue while there was obtained the Certificate on Registration of Issue of Securities # 142/04/1/98 of the 16th of July, 1998 issued by Dnipropetrovs'k Territorial Board of State Commission in Securities and Stock market in accordance with requirements of State Commission in Securities and Stock market as to bringing of forms of issue of securities into line with Legislation in force.

Privatization of the Company is finished (Order of State Property Fund of Ukraine # 1397 of the 8th of December, 1997 "On finishing of privatization procedure of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant").

There was made a decision on carrying out of additional (the second) share issue at the Extraordinary Meeting of the Company's Stockholders having been held on the 26 of December, 2000. All the Shareholders of the Company enjoyed preference for purchasing of shares issued additionally pro rata their fraction in the Authorized Capital Stock by date of decision-making on share issue.

Subscription for shares of the additional (the second) issue was carried out in accordance with conditions of share issue adopted by Extraordinary Meeting of the Company's Stockholders of the 26 of December, 2000 while being ceased preliminary due to attaining of planned amount of emission making 32 331 000 (thirty two million three hundred and thirty one thousand) of shares while subscription.

Subscription for the Company's shares took place in two stages:

- the Shareholders' preference for purchasing of shares issued additionally in the amount pro rata their fraction in the Authorized Capital Stock by date of decision-making on share issue was realized while the first stage;
- the right of other Investors for purchasing of shares issued additionally and the one of existing Shareholders in the amount exceeding the number of shares buying which the Shareholder has realized his preference was brought about at the second stage. And at the same time, the Company's Shareholders enjoyed the preference for purchasing of shares issued additionally at the second stage.

The shares of additional issue are liable to circulation in accordance with Legislation of Ukraine in force.

There was registered additional (the second) share issue while the Certificate on registration of issue of securities (taking into account the last issue) # 164/1/01 of the 18th of April, 2000 was put out by State Commission in Securities and Stock market in accordance with requirements of State Commission in Securities and Stock market as to procedure of registration of issue of shares and bonds of enterprises and information on their issue.

Additional (the second) issue of securities gives the Holders of these securities the rights equal to the ones given by the securities issued previously, that's why the following information is similar for both of issues:

**Share category**
Ordinary nominal ones

**Series (class) of shares and the rights given to their Holders differing from the ones given to the Holders of shares of other series**
All of the Holders of shares of these series enjoy the equal rights.

**Conditions of converting of shares of given series into other Company's shares**
There wasn't stipulated conversion of the shares issued.

**Fraction of shares this series in the structure of Authorized Capital Stock**
100 per cent

**Right for collection of dividends**
The General Meeting of the Company establishes the term and procedure of dividend payment. The dividends by shares are paid to Shareholders by the upon the results of calendar year annually pro rata the shares they have been holding within the bounds of amount approved by the General Meeting.

The Company enjoys right neither to declare nor to pay the dividends:

- till full payment of the Authorized Capital Stock;
- when depreciation of net wealth of the Company to the amount lesser the one of the Authorized Capital Stock and Surplus Fund;
- in other cases established by the Law.

The right to get a part of profit (dividends) pro rata the fraction in the Authorized Capital Stock is given to the persons being Shareholders of the Company at the beginning of term of dividend payment.

Payment of dividends to the legal persons takes place by dint of money transfer to their accounts or in other way in accordance with Decision of the Stockholders Meeting. Payment of dividends to the natural persons may take place by dint of money transfer to their accounts through the pay desk of the Company or in other way in accordance with Decision of the Stockholders Meeting.

The dividends haven't been got are deposited.

**Norm of dividend per share if being established as well as whether the dividend is a cumulative one**
Norm of dividends per share isn't established. The dividends aren't cumulative.

**The amount of dividends having been paid by given series of shares pending the last three years**
In 2002 the Company has paid its Shareholders 6 153 000 (six million one hundred and fifty three thousand) by results of financial and economic activity for 2001.

In 2003 the profit gained was directed to the Equity Capital for production development in full in accordance with Decision of the Stockholders Meeting (Minutes # 8 of the 19th of June, 2003). While the financial year there continued payment of dividends either deposited or uncollected in time by results of financial and economic activity of the Company for 1999 – 2001 and there were paid 98 000 (ninety-eight thousand) UAH of dividends to its Shareholders.

In 2004 the Company paid 2 694 000 (two million six hundred and ninety-four thousand) UAH of dividends to its Shareholders by results of financial and economic activity for 2003. While the financial year there continued payment of dividends either deposited or uncollected in time by results of financial and economic activity of the Company for 1999 – 2001.

When payment of taxes per dividends the Company was guided by the Law of Ukraine "On taxation of profit of the enterprises" # 334/94-VR of the 28th of December, 1994 with all the Changes and Addenda and the Law of Ukraine "On tax levied from the natural persons' incomes" # 889-IV of the 22nd of May, 2003 with all the Changes and Addenda.

When the Stockholders Meeting having been held on the 8th of April, 2005 (Minutes # 10 of the 8th of April 2005), there was made a Decision to direct the entire sum of net profit gained in the amount of 102 663 thousand UAH to the Equity Capital of the Company for production development. The term and procedure of dividend payment aren't approved because the profit isn't distributed to the Dividend Fund.

**Number of shares necessary for voting at the Stockholders Meeting**
Voting at the Stockholders Meeting is carried out by the principle a share – a vote.

**Shareholders' rights when liquidation of the Company**
To get a part of the Company's property pro rata nominal value of the Company's shares having been held by them in accordance with Legislation of Ukraine in force.

**Conditions of redemption of the Company's shares**
The Company has to redeem its shares in accordance with procedure stipulated by Legislation of Ukraine. The shares stated should be either sold or annulled within the term non-exceeding a year.

**Number of shares and total sum of money spent by the Company for redemption of own shares**
Redemption of own shares didn't take place.

## INFORMATION OF HOME AND FOREIGN MARKETS WHERE THE SECURITY TRADING TAKES PLACE

Opened Joint-Stock Company "Nyzhnyodniprovskyy Tube-Rolling Plant" ranks among the first seven Ukrainian enterprises which securities were included to the First Level of Listing of the First Stock Trade System (further in text FSTS) since the 1st of October, 1977 in accordance with Decision of Trade Committee of the 24th of September, 1977.

The Company and Public Enterprise "Technical Centre of the First Stock Trade System" have entered into Agreement on support of Listing on the 8th of September, 1999 in order of fulfillment of Decisions of State Commission in Securities and Stock market # 141 of the 6th of July, 1999 and # 215 of the 30th of December, 1998. The Company's securities were included to the Quotation List of the Fist Level in accordance with Provisions of Agreement on support of Listing.

While 2004 the Ukrainian market of shares has been oriented for the rise in prices notwithstanding unsettled dynamics of trading volumes of securities in the First Stock Trade System at the beginning of 2004. Really, there happened permanent fluctuations of trading volumes of securities in the First Stock Trade System. There was observed the situation when which the rise in prices for shares took place upon the conditions of unsettlement of trading volumes. And at the same time, the prices rise, and fluctuation of trading volumes took place. The reason of this was to a greater extent stipulated by such circumstance that purchase and sale of shares took place upon conditions of absence of settled demand for Ukrainian shares as among the Ukrainian so among the foreign Investors. Thus, selling values of the Company's shares fluctuate from 4.80 UAH per one to 9.00 UAH, while the purchase prices fluctuate from 5.10 UAH per one to 12.20 UAH per a share. However, braking of rate of increasing of share prices happened already in the middle of April and since May one could observe a price-cutting tendency.

The trading volumes of the Company's securities for the period since the 7th of February, 1997 till the 27th of August, 2004 made up 105.45 million UAH. Capitalization of Company for the period since the 8-th of January, 2004 till the 26th of August, 2004 has increased by 15.8 per cent up to 315.23 million UAH. The Company's shares are characterized by the following dynamics: abrupt rise in prices for short periods of time and then their prolonged and slow reduction.

At the end of August after making of Decision by Stockholders Meeting of the Company on increase of the Authorized capital Stock by 300 million there were fixed a sharp reduction of prices of demand and supply by the Company's shares (by 90 per cent to 0.5 UAH/share and 62.7 per cent to 2.5 UAH/share correspondingly) and abrupt reduction of liquidity in the sector of shares Opened Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant": on the 27th of August, 2004 capitalization of the Company has reduced by 82.9 per cent from 315.23 million UAH to 53.89 million UAH per a day.

The First Stock Trade System has transferred the Company's shares from the Quotation List of the First Level to the Quotation List of the Third Level since the 30th of August, 2004 basing on these reasons and in compliance with requirements of Trade Code of the First Stock Trade System and Provision on the First Stock Trade System-average.

At the end of 2004 when the Stockholders Meeting of the Company made a Decision on non-approval of the results of subscription for the shares of new issue because of failure to attain the planned volume of the one, there happened a considerable rise of demand for the Company's shares. The trading volumes of shares were closely corrected by raise of prices for them. Upon such conditions the rise in prices was rapid. The prices for the Company's shares have risen from 0.8-2.1 UAH/per a share to 4.56-9.4 UAH/per a share. Situation of investment boom made for rise of share prices due to existence of which daily rise in prices promoted for their further increase.

Purchase price of the Company's shares makes about 23 UAH upon nominal today's value being of 0.25 UAH. The selling value is approximated to 25 UAH. But nevertheless the stock price changes from time to time while being influenced by the information on the Company's activity. The state of affairs having arisen at the Ukrainian market of shares has formed a new investment level. The price level for shares having been attained has fixed new price pars for the Company's shares. The Company's stock price depends upon economic circumstances arising at the enterprises and the analysts consider these shares to be the object for stable and rhythmical investments. Due to substantial rise of the Company's purchase and sale share prices, the First Stock Trade System has transferred the Company's shares from the Quotation List of the Third Level to the Quotation List of the Second Stock Trade System.

Information on quotation of the Company's ordinary nominal shares in the Trading System of the First Stock Trade System is cited in the Table # 1:

Table # 1

**Information on Quotation of the Company's ordinary nominal shares in the Trading System of the First Stock Trade System is**
(source of information – "Information on quotation *for the Company's securities*" *arriving by e-mail to the Company's E-Mail by results of trade session in* the trading network of the First Stock Trade System)

| | **Sale and purchase** | | | |
|---|---|---|---|---|
| | **I – quarter** | **II – quarter** | **III – quarter** | **IV - quarter** |
| ***2003*** | | | | |
| Minimum price (UAH) | 0.55 | 1.50 | 3.22 | 2.05 |
| Maximum price (UAH) | 6.00 | 4.20 | 4.40 | 6.65 |
| ***2004*** | | | | |
| Mminimum price (UAH) | 4.60 | 7.40 | 0.32 | 0.70 |
| Maximum price (UAH) | 8.10 | 10.00 | 6.70 | 11.70 |

Rapid increase of auction volumes and of prices for Ukrainian shares at the end of 2004 has shown that National Stock Market increases its turnovers after long stagnation period. Many foreign investors regard purchasing of the Ukrainian shares as positive and prospective.

The Company's shares are stable enough at the secondary market among the dealers publishing their quotations in the "Ukrainian Investment Paper" and other sources of information.

Information on minimum and maximum prices fixed in the Agreements of Dealers in securities are cited in the Table 2:

Table # 2

**Information on the minimum and maximum price that has been fixed in the stock jobbers' deals**

| | **Sale and purchase** | | | |
|---|---|---|---|---|
| | **I - quarter** | **II - quarter** | **III – quarter** | **IV - quarter** |
| ***2003*** | | | | |
| Mminimum price (UAH) | 0.01 | 0.01 | 0.01 | 0.25 |
| Maximum price (UAH) | 1.40 | 3.50 | 3.29 | 6.48 |
| ***2004*** | | | | |
| Minimum price (UAH) | 3.00 | 3.00 | 3.55 | 0.50 |
| Maximum price (UAH) | 7.00 | 7.35 | 7.00 | 9.10 |

In 2005 the Dealer's in securities encountered the problem to assure high level of investment demand while non-permitting the price-cutting lower the level having been attained by the end of 2004. This first of all lies in perfection of procedure of purchase and sale of shares at the First Stock Trade System; engagement of new Investors and non-institution ones desirably; increase of number of private Investors as well as the shares being of stable demand at the First Stock Trade System;. This may bring to formation of new milieu at the market of shares with new shares and larger number of Issuers in the long run.

The Company's shares were included to the average basket of the First Stock Trade System (FSTS-average) since the 1st of February, 2005. Inclusion to the average is the evidence of the fact that the Company is one of the most liquid ones at the Ukrainian Stock Market being a one of the Companies with the largest market capitalization.

In 1999 the Company among five largest enterprises has realized the Program of issue of American Depositary Receipts of the I level . The Program is realized together with Bank of New York.

The Program ADR of the I level is the simplest and the cheapest way to enter the Equity Market of USA with the shares already being in open circulation. The Company isn't fully registered in SEC (American Commission on securities in USA) in accordance with the Law of USA on the securities of 1934 with Changes and Addenda.

Depositary Receipts for the Company's shares circulate at the over the counter market of USA being sold through the "Bulletin Board" and daily Reference Book "Pink Pages". General characteristics of Program ADR of the I level for the Company's shares is cited in the following pages:

| Name of the Company | Класифікація Classification Program of Depositary Receipts (DR) | Quotation place in USA | Ratio DR : shares | Currency in which DR being nominated | Depositary Bank | Date of issue of DR |
|---|---|---|---|---|---|---|
| Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant" | ADR-1 | OTC * | 1: 6 | $ | The Bank of New York | April 1999 |

* - Over the counter Market – позабіржовий ринок.

The depositary receipts of Ukrainian enterprises (including Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant") are actively quoted at Berlin Stock Exchange.

The Company is freed from submission of regular reports and information to SEC in accordance with the Rule 12g3-2(b) of Law of USA "On Stock Exchanges" of 1934. The Bank of New York fulfilling the function of information of wide circle of participants of Equity Market on realization the Program of issue of Depositary Receipts distributes so-called "ADR Announcements" through the printing mass media as well as through the Internet-network. In particular, there are "ADR Announcements" on the issue of the Company's Depositary Receipts of the I level at the site of the Bank of New York (www.bankofny.com)

The Company used the Program ADR of the I level for achievement of the purpose – to raise the liquidity of shares and with the view of receiving of maximum real price for shares, to establish the relations with Investors and to begin setting up of basic group of own American Investors at that.

Management of the Company understands that the aforesaid are only the first steps for getting to the American market.

Introduction of the Program ADR of the II and the III levels have more important advantages, that is, inclusion of shares to the Listing and the Stock Market of developed countries along with involuntary raise of liquidity and capital formation by dint of additional issues with the help of American Depositary receipts, But, unfortunately, this is very complicated, labourious, long and not in the least cheap procedure which is beyond our capacity now.

# BUSINESS DESCRIPTION

## Basic factors influencing upon the Issuer's activity

| Group of factors | Problem description | Degree of influence upon the Issuer's activity* | | | Which of alterations forecasting are to influence upon the enterprise |
|---|---|---|---|---|---|
| | | minor influence | average influence | substantial influence | |
| Political | Production and sale of basic kinds of production | | x | | x |
| Financial and economic | Production and sale of basic kinds of production | | | x | x |
| Production and technological | Production and sale of basic kinds of production | | | x | x |
| Social | Production and sale of basic kinds of production | x | | | x |
| Ecological | Production and sale of basic kinds of production | x | | | x |
| Remarks: | The Company's activity mainly depends upon the ups and downs of market opportunities of sale of tubes and wheels including:<br>BY TUBES:<br>- slow rate of increase of volume of use of the Company's produce in gas-and-oil producing and engineering industries in the Ukraine;<br>- quotation of supplies to the Russian federation.<br>BY WHEELS AND RAILWAY-WHEEL TREADS:<br>- reduction of usage of the wheels produced by the Company at the car-building enterprises of Ukraine;<br>- minor volume of exports to the Russian federation.<br>Besides, the Company has a foreboding about influence of the following risks:<br>- worsening of economic status in Ukraine in general;<br>- Changes in Legislation of Ukraine as to taxation of activity of the enterprises and changes of credit and financial policy in the State;<br>- reduction of solvency of Consumers of the Company's production;<br>- inflationary processes in the economic of Ukraine;<br>- dependency on exchange fluctuations when execution of Contracts with foreign partners;<br>- possible breach of Contracts with the Customers. | | | | |

## Information on the most influential competitors in basic production

| Name of production (kind of production) | Name of the Competitor | Country of origin of the Competitor | Degree of competition* | | |
|---|---|---|---|---|---|
| | | | minor influence | average influence | substantial influence |
| Seamless tubes | "Nikopol' South-Tube Mill", OJSC | Ukraine | | x | |
| Seamless tubes | "Dnipropetrovs'k Tube Mill" OJSC | Ukraine | x | | |
| Seamless tubes | "Illicha Mariupol' Industrial Complex", OJSC | Ukraine | x | | |
| Seamless tubes | "Pervoural's'k Novotrubnyy Mill" , OJSC | Russia | | x | |
| Seamless tubes | "Sinars'k Tube Mill", OJSC | Russia | | | x |
| Seamless tubes | "Sivers'k Tube Mill", OJSC | Russia | | | x |
| Seamless tubes | "Volzhs'k Tube Mill", OJSC | Russia | | | x |
| Seamless tubes | "Taganrog Metallurgical Works", OJSC | Russia | | x | |
| Seamless tubes | "Chelyabyns'k Tube Mill" , OJSC | Russia | | x | |
| Seamless tubes | "Izhors'k Plants", OJSC | Russia | x | | |
| Casing tubes | "Nikopol' South-Tube Mill", OJSC | Ukraine | | | x |
| Casing tubes | "Illicha Mariupol' Industrial Complex", OJSC | Ukraine | | x | |
| Casing tubes | "Nikopol' Seamless Tube Plant"Niko Tube", OJSC | Ukraine | | | x |
| Drill tubes | "Nikopol' South-Tube Mill", OJSC | Ukraine | | | x |
| Drill tubes | "Illicha Mariupol' Industrial Complex", OJSC | Ukraine | | x | |
| Bearing tubes | "Nikopol' South-Tube Mill", OJSC | Ukraine | | | x |
| Electric-welded tubes | "Nikopol' South-Tube Mill", OJSC | Ukraine | | | x |
| Electric-welded tubes | "Lugans'k Tube Mill", OJSC | Ukraine | | x | |
| Electric-welded tubes | "Illicha Mariupol' Industrial Complex", OJSC | Ukraine | | x | |
| Electric-welded tubes | "Comintern Dnipropetrovs'k metallurgical plant", OJSC ("Cominmet" OJSC) | Ukraine | | | x |
| Electric-welded tubes | "Pervoural's'k Novotrubnyy Mill" , OJSC | Russia | | | X |
| Electric-welded tubes | "Sinars'k Tube Mill", OJSC | Russia | | x | |
| Electric-welded tubes | "Sivers'k Tube Mill", OJSC | Russia | | | X |
| Electric-welded tubes | "Taganrog Metallurgical Works", OJSC | Russia | | x | |
| Electric-welded tubes | "Vyksa Metallurgical Works", OJSC | Russia | | x | |
| Electric-welded tubes | "Chelyabins'k Tube Mill", OJSC | Russia | | | X |
| Electric-welded tubes | "Almetiv Tube Mill", OJSC | Russia | | x | |
| Electric-welded tubes | "Novosybirs'k Metallurgical Works", OJSC | Russia | | | X |
| Electric-welded tubes | "WEST-MD" – Volgograd Tube Mill, OJSC | Russia | | | X |

| Name of production (kind of production) | Name of the Competitor | Country of origin of the Competitor | Degree of competition* | | |
|---|---|---|---|---|---|
| | | | minor influence | average influence | substantial influence |
| Electric-welded tubes | "Bors'k Tube Mill", OJSC | Russia | | | X |
| Electric-welded tubes | "Agrisovgas", OJSC | Russia | x | | |
| Electric-welded tubes | "Profil'-A", OJSC | Russia | | | X |
| Electric-welded tubes | "Engel's Tube Mill", OJSC | Russia | x | | |
| Electric-welded tubes | "Volgorichens'k Tube Mill", OJSC | Russia | | | X |
| Electric-welded tubes | "Trubostal'", OJSC | Russia | | | X |
| Electric-welded tubes | "Filit" , OJSC | Russia | | | X |
| Electric-welded tubes | "Mogyliv Tube Mill", OJSC | Russia | | | X |
| Wheels | "Nyzhniy Tagil Metallurgucal Works", OJSC | Russia | | x | |
| Wheels | "Vyksa Metallurgical Works", OJSC | Russia | | x | |
| Treads | "Ukrpidshypnyk" , OJSC | Ukraine | | x | |
| Treads | "Nyzhniy Tagil Metallurgucal Works", OJSC | Russia | | x | |
| Wheel-tread-rings | "Ukrpidshypnyk" , OJSC | Ukraine | | x | |
| Wheel-tread-rings | "Nyzhniy Tagil Metallurgucal Works", OJSC | Russia | | x | |

## Information on basic produce manufactured (services rendered) by the Issuer

| Name of production (production category) | Trademarks under which the produce is sold | Patent or other legal assistance of produce (inventions and licenses used in production) | Code of commodity (commodity group) By TNZED | Unit | Production volume in natural units | Production volume in money terms (in valid prices) (thousand UAH) | Net profit (gain) from sale for the accounting period (thousand UAH) |
|---|---|---|---|---|---|---|---|
| Solid-rolled wheels | "NTZ", OJSC | - | 860719180 | tons | 218 015 | 784 998 | 751 484 |
| Pipeline tubes | "NTZ", OJSC | - | 730439930 | tons | 140 063 | 369 201 | 364 638 |
| Casing tubes | "NTZ", OJSC | - | 730420910 | tons | 195 872 | 573 395 | 562 096 |
| Other produce (services): | | | | | | 445 604 | 953 760 |
| | | | | | **Totally:** | 2 173 198 | 2 631 978 |

**Data on source of raw materials and key features of Consumers of production (services) of the Issuer and division of Consumers by the regions of Ukraine and foreign markets**

| Name of production (production category) | Source of raw materials for produce (Ukraine, CIS countries and foreign states) | Share in the total trading volume (region of trading) (per cent) | | |
|---|---|---|---|---|
| | | Ukraine | CIS countries and Baltic countries | far foreign countries |
| Cold-worked bearing tubes | Ukraine, Russia | 63.70 | 32.60 | 3.70 |
| Hot-worked bearing tubes | Ukraine, Russia | 82.80 | 17.00 | 0.20 |
| General-purpose cold-drawn tubes | Tubular billet of domestic production | 48.10 | 32.70 | 19.20 |
| Hot-strained tubes | Tubular billet of domestic production | 17.90 | 42.10 | 40.00 |
| Casing tubes | Tubular billet of domestic production | 21.90 | 68.80 | 9.30 |
| Drill tubes | Tubular billet of domestic production | 81.00 | 19.00 | 0.0 |
| Tubes for high-duty boilers | Tubular billet of domestic production | 43.20 | 56.80 | 0.0 |
| Oil-well tubing | Tubular billet of domestic production | 4.10 | 95.50 | 0.40 |
| Electric-welded tubes | Ukraine | 77.30 | 12.30 | 10.40 |
| Water-gas-main tubes | Ukraine | 85.70 | 5.50 | 8.80 |
| Solid-rolled wheels | Tubular billet of domestic production | 50.50 | 9.20 | 40.30 |
| Railway-wheel treads, wheel-tread-rings | Tubular billet of domestic production and of Russia at that | 42.40 | 3.30 | 54.30 |
| | **Totally:** | 51.55 | 32.90 | 15.55 |

# INFORMATION ON PROPERTY STATUS AND FINANCIALECONOMIC ACTIVITY OF THE ISSUER

## Information of permanent assets of the Issuer (by depreciated cost)

| Name of permanent assets | Internal permanent assets (thousand UAH) | | Leased permanent assets (thousand UAH) | | Permanent assets, totally (thousand UAH) | |
|---|---|---|---|---|---|---|
| | at the beginning of the period | at the end of the period | at the beginning of the period | at the end of the period | at the beginning of the period | at the end of the period |
| 1.For production purpose: | 423022.0 | 407462.0 | 0.00 | 0.00 | 423022.0 | 407462.0 |
| - buildings and erections | 224180.0 | 219319.3 | 0.00 | 0.00 | 224180.0 | 219319.3 |
| - machinery and equipment | 179428.0 | 172626.3 | 0.00 | 0.00 | 179428.0 | 172626.3 |
| - means of transport | 4968.0 | 4554.1 | 0.00 | 0.00 | 4968.0 | 4554.1 |
| - other | 14146.0 | 10962.3 | 0.00 | 0.00 | 14146.0 | 10962.3 |
| 2.For non-production purpose: | 10130.0 | 15236.0 | 0.00 | 0.00 | 10130.0 | 15236.0 |
| - buildings and erections | 7081.0 | 8916.0 | 0.00 | 0.00 | 7081.0 | 8916.0 |
| - machinery and equipment | 1928.0 | 1971.0 | 0.00 | 0.00 | 1928.0 | 1971.0 |
| - means of transport | - | - | - | - | - | - |
| - other | 1121.0 | 4349.0 | 0.00 | 0.00 | 1121.0 | 4349.0 |
| Totally | 433152.0 | 422698.0 | 0.00 | 0.00 | 433152.0 | 422698.0 |
| **Explanations:** | Rate of wear of permanent assets makes up 65.48per cent | | | | | |

## Information on the Issuer's liabilities

| Kinds of liabilities | Date of arising | Debt of be paid off (thousand hrivnas) | Interest rate for funds use (% annual interest) | Date of repayment |
|---|---|---|---|---|
| Bank credits including: | X | 194708.0 | X | X |
| Credit line | 26.03.2004 | 35 546.0 | 11.5 | 26.09.2005 |
| Credit line | 07.06.2004 | 106108.0 | 11.0 | 07.12.2005 |
| Credit line | 05.03.2004 | 53 054.0 | 8.25 | 15.03.2005 |
| Liabilities by securities including: | X | 42005.0 | X | X |
| by bonds (per each issue): | X | 0.00 | X | X |
| Information on the liabilities is absent in the Chapter "Information on the Issuer's liabilities (per each issue of bonds)" because the Company didn't carry out any the bond emission. | | | | |
| by bills of exchange (totally) | X | 42005.0 | X | X |
| by financial investments into corporate powers (per each kind): | X | 0.00 | X | X |
| Information on the Issuer's liabilities by financial investments into corporate powers is absent in the Chapter "Information on the Issuer's liabilities (by financial investments into corporate powers)" because the Company has no these liabilities. | | | | |
| Tax liabilities | X | 9705.0 | X | X |
| Financial Assistance on the reverse basis | X | 0.00 | X | X |
| Other liabilities | X | 1203052.0 | X | X |
| Liabilities in all | X | 1449470.0 | X | X |

## Information on all of the limitations for usage of the Company's property

| Pawnbroker | Kind of assurance | Term of finishing |
|---|---|---|
| "Alfa-Bank", OJSC | Pawning of permanent assets of wheel-tread-ring line of railway-wheel mill and permanent assets of thermopower shop. | September 26, 2005 |
| "Alfa-Bank", OJSC | Pawning of permanent assets of tube-rolling mills # 1 and # 5 | December 7, 2005 |
| "Citibank (Ukraine)" Joint-Stock Bank | Pawning of turnover means, pawning of equipment | March 31,.2005 |

| Pawnbroker | Kind of assurance | Term of finishing |
|---|---|---|
| "Citibank (Ukraine)" Joint-Stock Bank | Pawning of raw materials, turnover means | April 8, 2005 |

## Information on permanent assets belonging to the Company's property:

The prime cost of permanent assets made 1 195 982 thousand UAH by state on the 1st of January, 2004. While a year there were bought permanent assets to the sum of 31 412 thousand UAH, and the objects of permanent assets costing 4 855 thousand UAH were withdrawn. In the result, the prime (revalued) cost of permanent assets made up 1 224 734 thousand UAH by state on the 1st of January, 2005.

The following groups are of importance in the structure of permanent assets by state on the 1st of January, 2005: machinery and equipment – 52.3 per cent; buildings, erections and transfer mechanisms – 39 per cent.

Basic indices of efficacy of usage of production permanent assets is a yield of capital investments reflecting the amount of produce manufactured counting upon one UAH of annual average value of production permanent assets.

Degree of usage of production facilities for the financial year made:

- by steel production – 101.0 per cent;
- by production of solid-rolled railway-wheels – 111.8 per cent;
- by production of railway-wheel treads and wheel-tread-ring produce;
- by production of electric-welded tubes – 35.5 per cent;
- by production of steel tubes of the billet – 107.4 per cent;
- by production of steel tubes of own ingots – 119.9 per cent

## Information on objects of nonproductive sphere in the Company's permanent assets:

The Company has in its disposal a great deal of objects meant for social-domestic and cultural purposes maintained at the expense of the Company's profit in their absolute majority.

The following objects of social infrastructure are at the Company's balance by state on the 1st of January, 2005:

- five hostels;
- one dwelling house;
- Children's Sanitary Camp;
- Palace of Culture "Metallurg";
- Recreation department "Perlyna";
- Club-Museum of history of the plant;
- swimming pool;
- Aquatic Sports Centre;
- gymnasium;
- out-patients' clinic

There were spent 8 million 768 thousand UAH for supporting of hostels and objects meant for social-domestic and cultural purposes during 2004, and among them: for payment of fuel and energy resources (electrical and thermal energy, water consumption and water-supply) 1 million 161 thousand UAH.

The Company means to hand the swimming pool over to municipal property within the first six months of 2005 and to hand one dwelling house over to municipal property during 2005 by the agreement with Fund of State Property of Ukraine and in accordance with Decisions of Executive Committee.

Due to heavy expenses for maintaining of objects meant for social-domestic and cultural purposes, the Company is to seek the ways for reduction of these expenditures. This is to be executed either at the expense of economical expenditure of means stipulated for these purposes, or at the expense of increase of revenues and in some cases at the expense of alienation of property non-required for the Company's needs or being used ineffectively and loss-yielding.

## Information on objects of social sphere granted on lease by the Company:

| Number | Lessee's name (full name and organization and legal form) | Number and date of Agreement | Value of object granted on lease (thousand UAH) | Purpose of lease | Procedure of granting the object on lease | Term of lease | Rent and procedure of settlements | Procedure of return the object leased by the Lessee |
|---|---|---|---|---|---|---|---|---|
| 1 | Enterprise "Board of Sports Erections" | Lease Agreement # 535030794 of the 1st of September, 2003 | 49.6 | Temporary use | According to Provisions of Agreement | Two years | The rental makes 6118 UAH. The rent is paid to the settlement account not later the 10th day of a month following the reporting one. | The Acceptance-Transfer Report is drawn up in accordance with Provisions of Agreement. |

## Information on permanent assets granted on lease by the Company:

| Number | Lessee's name (full name and organization and legal form) | Number and date of Agreement | Value of object granted on lease (thousand UAH) | Purpose of lease | Procedure of granting the object on lease | Term of lease | Rent and procedure of settlements | Procedure of return the object leased by the Lessee |
|---|---|---|---|---|---|---|---|---|
| 1. | Association "Ukrtruboprom" | Lease Agreement # 633020066 of the 11th of December, 2001 | 2.0 | Operation lease | According to Provisions of Agreement | Three years | Amount of rent makes 1.3 thousand UAH in all. The rent is paid without cash transfer to the settlement account at sight of the account. | The leased object is returned to the Lessor in accordance with Provisions of Agreement. While transfer of the object leased the Acceptance-Transfer Report is drawn up.. |
| 2. | Firm "Miragh –2" | Lease Agreement # 630010914 of the14th of March, 2001 | 2.9 | Operation lease | According to Provisions of Agreement | | Amount of rent makes 5.0 thousand UAH in all. The rent is paid without cash transfer to the settlement account at sight of the account. | The leased object is returned to the Lessor in accordance with Provisions of Agreement. While transfer of the object leased the Acceptance-Transfer Report is drawn up. |
| 3. | "Metallurgmashremont" | Lease Agreement # 630041364 of the 31st of May, 2004 | 31.9 | Operation lease | According to Provisions of Agreement | One year | Amount of rent makes 83.3 thousand UAH in all. The rent is paid without cash transfer to the settlement account at sight of the account. | The leased object is returned to the Lessor in accordance with Provisions of Agreement. While transfer of the object leased the Acceptance-Transfer Report is drawn up. |
| 4. | Firm "Sepko CA" | Lease Agreement # 630002358 of the 1st of October, 2000 | 16.4 | Operation lease | According to Provisions of Agreement | Three years | Amount of rent makes 1.1 thousand UAH in all. The rent is paid without cash transfer to the settlement account at sight of the account. | The leased object is returned to the Lessor in accordance with Provisions of Agreement. While transfer of the object leased the Acceptance-Transfer Report is drawn up. |

| Num ber | Lessee's name (full name and organization and legal form) | Number and date of Agreement | Value of object granted on lease (thousand UAH) | Purpose of lease | Procedure of granting the object on lease | Term of lease | Rent and procedure of settlements | Procedure of return the object leased by the Lessee |
|---|---|---|---|---|---|---|---|---|
| 5. | Firm "KLV Vilko" | Lease Agreement # 630002359 of the 1st of October, 2000 | 1.1 | Operation lease | According to Provisions of Agreement | Three years | Amount of rent makes 1.6 thousand UAH in all. The rent is paid without cash transfer to the settlement account at sight of the account. | The leased object is returned to the Lessor in accordance with Provisions of Agreement. While transfer of the object leased the Acceptance-Transfer Report is drawn up. |
| 6. | Limited Liability Company "Medline" | Lease Agreement #630041785 of the 1st of June, 2004 | 837.7 | Operation lease | According to Provisions of Agreement | One year | Amount of rent makes 355.8 thousand UAH in all. The rent is paid without cash transfer to the settlement account at sight of the account. | The leased object is returned to the Lessor in accordance with Provisions of Agreement. While transfer of the object leased the Acceptance-Transfer Report is drawn up. |
| 7. | Limited Liability Company CK "Region" | Lease Agreement #630041378 of the 31st of May, 2004 | 462.2 | Operation lease | According to Provisions of Agreement | One year | Amount of rent makes 155.1 thousand UAH in all. The rent is paid without cash transfer to the settlement account at sight of the account. | The leased object is returned to the Lessor in accordance with Provisions of Agreement. While transfer of the object leased the Acceptance-Transfer Report is drawn up. |
| 8. | Limited Liability Company "Lime factory» | Lease Agreement # 980041216 of the 30th of April 2004 | 1532.3 | Operation lease | According to Provisions of Agreement | One year | Amount of rent makes 479.6 thousand UAH in all. The rent is paid without cash transfer to the settlement account at sight of the account. | The leased object is returned to the Lessor in accordance with Provisions of Agreement. While transfer of the object leased the Acceptance-Transfer Report is drawn up. |
| 9 | Limited Liability Company «Mekhanomontazh» | Lease Agreement # 630041425 of the 1st of June, 2004 | 0.0 | Operation lease | According to Provisions of Agreement | One year | Amount of rent makes 6.3 thousand UAH in all. The rent is paid without cash transfer to the settlement account at sight of the account. | The leased object is returned to the Lessor in accordance with Provisions of Agreement. While transfer of the object leased the Acceptance-Transfer Report is drawn up. |
| 10. | Limited Liability Company "Plastik" | Lease Agreement # 630041296 of the 1st of June, 2004 | 78.0 | Operation lease | According to Provisions of Agreement | One year | Amount of rent makes 83.1 thousand UAH in all. The rent is paid without cash transfer to the settlement account at sight of the account. | The leased object is returned to the Lessor in accordance with Provisions of Agreement. While transfer of the object leased the Acceptance-Transfer Report is drawn up. |

| Num ber | Lessee's name (full name and organization and legal form) | Number and date of Agreement | Value of object granted on lease (thousand UAH) | Purpose of lease | Procedure of granting the object on lease | Term of lease | Rent and procedure of settlements | Procedure of return the object leased by the Lessee |
|---|---|---|---|---|---|---|---|---|
| 11. | Closed Joint Stock Company KB "Credit - Dnipro" | Lease Agreement # 630011709 of the 27th of June, 2001<br>Lease Agreement # 630991098 of the 1st of October, 1999 | 23.1 | Operation lease | According to Provisions of Agreement | Two years<br>Four years | Amount of rent makes 7.7 thousand UAH in all. The rent is paid without cash transfer to the settlement account at sight of the account. | The leased object is returned to the Lessor in accordance with Provisions of Agreement. While transfer of the object leased the Acceptance-Transfer Report is drawn up. |
| 12. | Dnipropetrovs'k regional Custom House | Lease Agreement # 528040708 of the 6th of February, 2004 | 9.8 | Operation lease | According to Provisions of Agreement | Four years | | The leased object is returned to the Lessor in accordance with Provisions of Agreement. While transfer of the object leased the Acceptance-Transfer Report is drawn up. |
| 13. | Ukrainian-Israeli Limited Liability Company with Foreign Investments "Dniprovka" | Lease Contract # 630000323 of the 19th of January, 2000 | 258.7 | Operation lease | According to the Provisions of Agreement | | | The leased object is returned to the Lessor in accordance with Provisions of Agreement. While transfer of the object leased the Acceptance-Transfer report is drawn up. |
| 14 | Fund of Public Assistance | Lease Contract # 630041684 of the 16th of August, 2004 | 80.2 | Operation lease | According to the Provisions of Agreement | One year | Amount of rent makes 1.2 thousand UAH in all. The rent is paid without cash transfer to the settlement account at sight of the account. | The leased object is returned to the Lessor in accordance with Provisions of Agreement. While transfer of the object leased the Acceptance-Transfer report is drawn up. |
| 15 | Ukrainian-Chinese Limited Liability Company with Foreign Investments "Bomonsha" | Lease Contract # 562 of the 12th of July, 1996 | 240.9 | Operation lease | According to the Provisions of Agreement | Ten years | Amount of rent makes 20.0 thousand UAH in all. The rent is paid without cash transfer to the settlement account at sight of the account. | The leased object is returned to the Lessor in accordance with Provisions of Agreement. While transfer of the object leased the Acceptance-Transfer Report is drawn up. |

## BUSINESS DESCRIPTION
*(textual part)*

### BRIEF HISTORY OF THE ENTERPRISE

The plant was set up in 1891 on the basis of "French-Russian Workshops". Its first owners were the Frenchmen. Though, the economic crisis which was about to happen in Russia made them to cease the production. The next owner of the plant became German entrepreneur K. Gantke.

In 1911-1913 the tube-rolling shop having two plants "BRIDE" and pilger seamless-tube mill began to work.

In January of 1918 the plant was nationalized by special Decree of Soviet Power.

The new production facilities have been built since 1931 till 1935.

The plant was fully ruined during the Second World War. Since 1943 there begun the rebuilding of plant and the plant has been working with its full capacity already in 1948.

In 1956 there was built the shop of electric-welded tubes and in 1962 the production of bearing tubes has begun. In 1968 the largest in the Europe pilger seamless-tube mill was put into operation with the assistance of Hungarian specialists.

In 1972 a new wheel rolling mill was opened, and in 1988 there was built a wheel-tread-ring mill.

In 1970 the plant has registered a trademark of its own. The logotype consists of letters "NTZ" presenting shortened name of the plant. After registration the logotype appeared at all the plant produce and now it is well-known to all Customers in the world.

In the 20$^{th}$ of September, 1989 Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant" was set up by dint of reorganization of "Karl Liebknecht Nizhnedneprovsky Tube-Rolling Plant".

Since 1992 the work in Production Certification System of Quality Management and provision of their compliance with the requirements of International Standards is carried out in order of raising the produce competitive ability. At present, the plant has International Certificates for the Quality System by EN ISO 9002: 1994 API Q 1. AAR – A103 Standards and the Certificates for production manufactures by European and American Standards at that.

In April and July of 1994 the plant has taken out the Patents for methods of production of wheel treads and the wheels.

In October 1999 the plant became the only Enterprise in CIS having obtained the Certificate of American Institute of Petroleum for the right to produce the tubes of oil range. Thus, there was certified the production of tube-rolling mills # 4 and # manufacturing compressor and casing tubes.

In 1996 the technology of steel degassing for railway-wheels with out-of-furnace treatment at the plant "stove-busket" was introduced in the open-hearth plant. This allowed to reduce the gasing and to raise the quality of steel and wheels at the expense of reduction the phosphor content to 0.02 per cent and the one of sulphur to 0.015 per cent, while this permitted to increase the competitiveness of railway-wheels produced by plant for its turn.

In 1998-1998 the complex of gas purification after open-hearth furnaces was commissioned, considerable works on installation of high-power waste-heat boilers operation on the heat gases exhausting from the open-hearth furnaces which made possible to take the fuel-operating boilers out of exploitation.

In 1977 the Enterprise has begun the Program of Restructuring with the assistance of International Consulting Company JEAN-PAUL CALMES CONSULTANTS (Switzerland).

Restructuring of production allows rising the efficacy of management and operation planning, to get the increase of production volumes of high-quality products to create investment appeal of production complexes.

The new plant– the cast tube tool (of a ruler and mounting) line was opened in steel-shaped-casting foundry. The plant has obtained the Quality Certificate entitling it to supply the wheels for London Metro.

The plant gives special attention to solution of social problems being the basis of stabilization of economic growth including: creation of optimum management structure and efficacy system of remuneration of labour; regularity of wage payment; improvement of labour conditions; rendering of cultural-personal, medical and sanitary services.

At present, the plant is a modern Enterprise, one of the largest in Ukraine; it has modern equipment, technologies, facilities for assurance and quality control of steel tubes, wheels, treads, wheel-tread-ring produce, and sleeve tubes while remaining the only Enterprise in Ukraine manufacturing produce of some kinds.

### INFORMATION ON ORGANIZATION STRUCTURE OF THE ISSUER

The Company represents aggregate on basic shops deeply intertwined with each other by the system of technological, economic and communication ties. The organization management structure existing in the Company stipulates centralization of functional connections providing for undisturbed operation of basic shops. Upon such conditions each functional service represents a dynamical structural unit provided with professional community having corresponding skill, necessary financial resources giving opportunity to make evolutions in the work along with qualitative usage of functional duties in central servicing of all the basic shops as united whole production.

The Company has six produce-manufacturing plants including tube-rolling-plants Nos 1. 3. 4. 5 , tube-electric-welding plant, wheel rolling mill, open-hearth plant, drop-hammer plant, motor transport and railway shops; well-equipped research basis in the form of six laboratories; seven managements, Design and Engineering Centre, Service Centre, Centre of Social Development, powerful intellectual personnel potential in the form of Plant Management, Recreation Department, Palace of Culture, swimming pool, sports complex, out-patients' clinic having the latest equipment and other subdivisions.

The functions of basic mills and plants:

- tube-rolling mill # 1 (TRP # 1) produces the tubes of oil range: drill, steel seamless ones for pipe-lines;
- tube-electric-welding plant # 2 (TRP # 2) produces general-purpose electric-welded tubes, water-gas-main and profile tubes;
- tube-rolling mill # 3 (TRP # 3) produces hot-rolled tubes from steel of carbon grades, hot-rolled SHKH, cold-rolled tubes from steel of carbon grades, cold-rolled SHKH, and cold-drawn ones;
- tube-rolling mill # 4 (TRP # 4) produces casing tubes with couplings, tubes of oil-gas range and the tubes for high-duty boilers;
- tube-rolling mill # 5 (TRP # 5) produces hot-rolled and casing tubes;
- wheel rolling mill (WRM) produces solid-rolled wheels and tyres: locomotive and tyres as well as the narrow-gauge ones and wheel-tread-rings at that.

The Company has steel-smelting facilities of its own – the open-hearth plant. Steel-smelting at the Enterprises stipulates possibility of direct controlling of its quality while being more flexible when selection of steel grades necessary to fulfill rush orders by different kinds of produce.

The open-hearth plant smelts the steel for tube-producing at the tube-rolling mills # 1 and # 4. wheels, wheel-tread-rings and treads at the wheel rolling mill.

Produce-manufacturing plants as well as the open-hearth and drop-hammer ones are directly subordinated to the Deputy of Chief Engineer in production.

The auxiliary plants and shops including drop-hammer, motor transport and railway ones function so as to provide for operation of basic mills and plants as well as of other structural subdivisions.

The main functions of auxiliary plants and shops are as follows:

- drop-hammer plant provides with metal scrap the open-hearth plant and steel-shaped-casting foundry;
- motor transport shop – provides for transportation of raw materials, materials and produce by motor transport for all the Company's subdivisions;
- railway shop - provides all other shops, plants and mills with railway transport for transportation of raw materials and finished commodity;

To provide for operation of basic plants and shops there functions the Service Centre consisting of eight auxiliary plants and shops including: steel-shaped-casting foundry, repairing shop of metallurgical furnaces, repairing shop of metallurgical and tube-rolling equipment, machine-shop, Mechanical-Repair Department, thermopower shop, electrical chop, shops of controlling and measuring apparatus and automatics.

The main functions of auxiliary shops, plants and mills being a part and parcel of Service Centre are as follows:

- steel-shaped-casting foundry – produces cast-iron core-mould casting;
- repairing shop of metallurgical furnaces is engaged in repair of open-hearth and heating furnaces being in the shops;
- repairing shop of metallurgical and tube-rolling equipment – repairs equipment in the Company's shops;
- machine-shop – produces details, spares, assemblies by requests of the Company's shops;
- Mechanical-Repair Department – is engaged with production of tools, spares and repair of tools for the Company's shops,
- thermopower shop – provides all of the Company's subdivisions with gas, mazut (fuel oil), compressed air, water and repairs the equipment assigned to the shop;
- electrical shop – provides all of the Company's subdivisions with electrical power, carries out all kinds of repairs of electrical equipment, electrical network and cables;
- shops of controlling and measuring apparatus and automatics is engaged with servicing and repairs of instrumentation and automatics located in the shops.

The Design and Engineering Centre including Research and Development Board, Reference Department, the Department on work with the claims and Metrological Laboratory function at the plant to assure technical and engineering provision of production.

The principal functions of subdivisions belonging to the Design and Engineering Centre:

- Research and Development Board - elaborates the designs and design drawings to provide for manufacturing of production;
- Engineering Management – perfects operating technology while introducing the new one of production manufacturing;
- Reference Department – executes elaboration of Reference Documentation, perfection of engineering performance standard and organization of industrial engineering;
- Department on work with the claims – provides for carrying out of claim work in quality of products;
- Metrological Laboratory carries out metrological provision of production.

The Company also includes:

- seven Boards of Legal Protection; Board of Production Environment; Board of Information Technologies and Communications, Transport Board, Financial Board, Economic Board , Board on Quality;
- laboratories: the Central Testing Laboratory; Metrological Laboratory, Sanitary and Technical Laboratory, Laboratory on Preservation of the Environment; Welding Laboratory and Electrotechical Laboratory.

The other subdivisions include:

- Principal Accounts Department;
- Sectional Accounting Bureaus;
- Warehousing;
- Service of Economic Security;
- Security Service;
- Newspaper Editorial Office;
- Departments: Civil Defence one; Control of Economic Activity one; Work with the Personnel one, Labour and Wages one; Production one; Work with Custom House one; Protocol one; Shipping one; Order Expertise one; Order Accompanying one; Contractual one; Claim-Action one; Investment one; the First one; Technical Audit one; Information and Analytical one; Investment and Development one; Material-Purchasing one; Purchase Planning and Control one; Equipment and Spares Purchase one; Service Purchase one; and Bureau on Perfection of Forms of Work with Personnel.

The Company also includes Centre of Social Development consisting of such subdivisions: Palace of Culture "Metallurg"; Catering Centre; Trade House; Dry-Cleaner's, Aquatic Sports Centre; Housing and Communal Department; Sector of Plant Land Improvement; Children's Sanitary Camp; Recreation Department "Perlyna", and Maintenance Department.

The Company has neither branch establishments nor representative offices having the functions and enjoying the rights for sale of produce.

The alterations having happened in the organizational structure of the Company in 2004 are as follows:

In 2004 with the view of perfection of management structure and on the grounds of Minutes of Meetings of Board of the Company # 182 of the 6$^{th}$ of February, 2004; # 185 of the 9$^{th}$ of March 2004; # 191 of the 26$^{th}$ of April 2004; # 197 of the 29$^{th}$ of June 2004; # 217 of the 13$^{th}$ of December, 2004 and Minutes of Meetings of Supervisory Board # 87 of the 12$^{th}$ of February, 2004; # 91 of the 16$^{th}$ of March, 2004; # 98 of the 27$^{th}$ of May, 2004; # 100 of the 21$^{st}$ of July 2004; # 113 of the 15$^{th}$ of December 2004 there was examined and approved management structure of the Company, and the following alterations were made:

1. There were set up: Management of Legal Protection being subordinated to Director in safety consisting of: Legal Department, Contractual Department and Department of Claim and Actional Work on the grounds of Contractual Department and Legal Department.
2. The posts of Commercial Director and Deputy Director in Purchasing are liquidated.

3. The posts Director of Production Distribution and Director of Purchasing with direct subordination to the Chairman of Board – Director General in are introduced.

4. The following Departments are introduced: Material Purchase Department, Equipment and Spare Purchase Department; Service Purchase Department; Planning and Control of Purchases Department being subordinated to the Director of Purchasing on the basis of Logistical Support and Integration Management having been liquidated.

5. Transport Management is taken out of subordination of Deputy Director of Production Distribution being introduced to the subordination of Director of Production Distribution.

6. Investment and Development Department being directly subordinated to the Chairman of Board – Director General is set up.

7. Civil Defence Headquarters in the Director's Service is renamed into Civil Defence Department.

8. Maintenance Department set up on the basis of Administrative Department having been liquidated is introduced into Centre of Social Development.

9. Organization Department – the Lime Factory with its full complement is excluded.

10. The kindergarten # 278 is taken out of structure of Centre of Social Development due to its transference to communal property.

In the light of aforesaid, some posts are liquidated while the new and renamed ones are introduced:

The alterations in the Company's organization structure cited made it possible to retain vertical integrity of Management System, to reduce the number of hierarchy levels and connections between the systems of the same level.

## BASIS OF PRESENTATION

Financial Accounting is prepared in accordance with requirements of Provisions (Standards) of Business Accounting approved by Ministry of Finance of Ukraine being in force on the day of drawing up of Accounts.

Financial Accounting is drawn up on the basis of principle of extra charge and historical prime cost (save accounting of investments being taken into account in accordance with method of participation in the capital).

Financial Accounting of the Company is consolidated by dint of adding of corresponding real accounts (the assets, Debt Instruments, capital, profit and expenditures) of Limited Liability Company "Lime Factory" in which share of the Company's property makes 100 per cent.

Influence of accounting indices of Limited Liability Company "Lime Factory" upon the indices of consolidated accounting is minor.

## *CHARACTERISTIC OF ACCOUNTING POLICY SELECTED*

### *Admittance and amortization of permanent and intangible assets*

The permanent assets represented in the Accounting by actual expenditures for their purchasing, delivery, installation, construction and producing taking into consideration the amounts of some compulsory additional valuations having been carried out by Decisions of Ministry of Ukraine in connection with inflation since 1992.

Indexation of Balance Sheet Value of permanent assets was carried out in accordance with mechanism and indices established by the State Structures.

The basic cost of permanent assets is increased by amount of expenditures connected to perfection of the object (modernization, additional equipment, reconstruction etc.).

Charging of amortization of permanent assets is executed in accordance with the Ukrainian Tax Legislation. The liquid value of objects of permanent assets having been set in operation before 2000 liable to amortization is evaluated as "0".

The term of amortization of intangible assets is determined by the term of their useful life (but doesn't exceed 10 years).

Amortization is charged by straightforward method.

### *Investments*

The short-term investment in assets of Enterprise is reflected by its prime cost.

The long-range investment is appreciated by its prime cost in cases when the Enterprise has minor part of shares producing no substantial effect on the investment medium.

The long-range investment is shown by the method of participation in the capital in cases when the Enterprise produces substantial effect on the investment medium.

### *Stocks*

The stocks include raw materials and materials, semi-finished products purchased, fuel, spares, goods-in-process, container, finished commodity, the goods to be resold and wearing items of little value at the warehouse.

The stocks are accounted by their prime cost. The prime cost of stocks includes expenses for purchasing, supply and processing.

Appreciation of retired stocks:

- the raw materials, basic materials and semi-finished products - by weighted average prime cost;
- the auxiliary materials, fuel, wearing items of little value – by method FIFO;
- the retailed goods – by their sale prices.

The cost of goods-in-process includes factor cost and production overheads.

The finished commodity is reflected by its production prime cost.

The stocks of materials and capital equipment having no sale cost aren't considered to be the assets.

### *Definition of means*

The means include the entire sum of money available in the cash and demand deposits.

The sums in foreign currencies are transferred by course of National Bank of Ukraine on the moment of account-drawing.

### *Accounts receivable*

The Accounts Receivable for the goods, works and services are reflected by their real cost that is, taking into consideration Doubtful Debts appreciated.

Accounting of Bad Debts is executed within such a period when the Enterprise Governing Body has determined the debts as bad one. Other kinds of Accounts Receivable consist of the indebtedness non-connected to sale of products and rendering of services.

### *Liabilities*

The liabilities are appreciated by their purchase value being accounted on the balance till finishing of limitation period.

### *Admittance of income and expenditures*

The income received from sale of products is admitted in accordance with accrual concept when shipment of produce. The income is reduced by the some of discounts and returns of produce by its Buyers.

The income from rendering of service is reflected in the accounting upon finishing of rendering of services.

The expenditures are reflected in the Income and Expense Statement on the grounds of direct connection between the expenses incurred and income receipt.

The expenses are also recognized in the cases when future economic profits cease to meet the requirements so as to be admitted in the balance as asset.

### *Taxes*

Spending for profit tax include the taxes calculated in accordance with Legislation of Ukraine in force taking into consideration substantial temporary differences either being indemnified or having arisen pending period under Report while being reflected by Balance Sheet Account "Deferred Tax Assets".

### *Disbursements for researches and elaborations*

The Enterprise recognizes spending for researches and elaborations as expenses of the period if these expenses don't result in future economic profits.

The Enterprise admits spending for researches and elaborations as the asset with further amortization when these disbursements being amenable to clear determination, the product or process may be clearly determined or separated, and the Enterprise has intentions and technical capabilities to produce, sale and use these product or process.

## EXTRACT FROM AUDITOR'S CONCLUSION

To our mind, the assets, Debt Instruments, Equity Capital, receipts and expenditures stated in the Financial Accounting save there aforesaid exceptions are in the whole admitted and classified in accordance with conceptual bases of Accounting Rules (Standards); the Financial Statements reflect financial status of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant" by state on the 31st of December, 2004 rightly and for certain as well as the result of its activity is represented in accordance with Accounting Rules (Standards) of Ukraine and secundum the requirements of Legislation in force.

## INFORMATION ON BASIC KINDS OF GOODS PRODUCED OR SERVICES RENDERED BY THE ISSUER

The principal activity category of the Company is production and sale of steel, metal tubes, solid-rolled wheels, treads and wheel-tread-rings.

The basic kinds of produce are as follows:

- steel hot-worked seamless tubes;
- casing tubes and their couplings;
- oil-well tubing and their couplings;
- general-purpose steel cold-worked seamless tubes of high accuracy and split-hair accuracy at that;
- bearing tubes;
- steel longitudinal electric-welded water-gas-main and profile tubes;
- solid-rolled railway wheels;
- railway tyres;
- rectangular and profilecomposite wheel-tread-rings of carbon and alloyed steels.

The steel smelted by open-hearth plant is mainly used for domestic needs.

Modern technologies and equipment, Quality Control and Produce Test System assure tube supply by engineering requirements of Consumers, while meet the requirements of National and International Standards ((API 5L, API 5CT, DIN, EN, ASTM, NFA) in full.

The Company is leading Enterprise of Ukraine by volume of exports of steel tubes and wheel to far foreign countries. Solid rolied wheels and tubes of oil range are of the greatest demand.

The Company also renders services of industrial nature.

### *INFORMATION ON TENDENCIES OF REDUCTION OR EXCEEDING OF SOME ACTIVITY CATEGORIES YIELD AND THE REASONS OF THESE CHANGES*

The net profit (proceeds) gained from sale of tubes, wheels and treads occupies the basic position in total sum of net profit (proceeds) gained from sale of produce.

In 2004 the net profit (proceeds) gained from sale of produce made 2 631 978 thousand UAH having increased by 63.96 per cent as against 2003 at the expense of total rise of selling prices for produce as well as shift in the range in the direction of expansion of output and sale of more expensive solid-rolled wheels.

## INFORMATION ON BASIC MARKETS AND PRIMARY CUSTOMERS

The basic markets for the Company's produce sale are: Ukraine, Russia, SIC countries, far foreign countries (in particular, the countries of European Union, USA, countries of Latin-America, the ones of the Middle East and South-East Asia).

The principal Customers of the Company's produce are enterprises of oil-and-gas-production industry, machine-building, communal sphere and construction and enterprises of railway transport at that.

The large Companies dealing with exploring, processing and transport of oil products are the Buyers of tubes of oil range.

The Buyers of general-purpose tubes are machine works manufacturing produce of their own of the tubes made by the Company (machinery and mechanisms).

The Company has mastered production of wheels of more than 50 profile-dimensions certified by International Standards for rolling-stock operated upon different climatic conditions as well as tyres or locomotives, Metro, trams, and profilecomposite wheel-tread-rings delivering the ones to near and far foreign countries.

The principal Customers of railway wheels and locomotive tyres is "Ukrzaliznytsya" (Ukrainian Railway Company) (all its railways, war-repair and diesel-locomotive-repair enterprises).

The main users of tram tyres are Boards of City Electrical Transport and rolling-stock enterprises of urban transport of Ukraine.

The circle of permanent and potential Consumers of the Company's produce includes enterprises and firms of traditional markets in Ukraine, CIS countries as well as in many far foreign countries.

The Company Management takes pains for strengthening of existing and development of the new instruments for cooperation with Customers and Suppliers as well as of mutually beneficial trade with foreign partners.

They carry out active marketing policy in the Company; this policy is based on permanent up-grading and diversification of produce supplied or directed to meeting of rising demand in the fields – consumers (oil-and-gar production and transport, machine-building, renewal of car fleet).

### *INFORMATION ON SOURCES OF RAW MATERIALS, THEIR ADEQUACY AND PRICE MOVEMENT*

The Company is situated in city of Dnipropetrovs'k which is strategically-important and highly-industrial centre of Ukraine. This makes possible to enjoy advantages of vicinity of main sources of raw materials and other resources.

Practically, the entire sources of raw materials is concentrated in Prydniprovs'k-Donets'k region, that is, in immediate proximity to the Company, thus determining minor part of cost of transportation in the amount of general production costs.

The Company's activity as to purchasing of raw materials within financial year was set up on tender basis, and this, for its turn made possible to improve the materials being bought, and stipulated substantial optimization of prices and reduction of production costs.

Primary raw materials of our production are cast-iron, "tubular billet", strip, ferroalloys, refractory products and metal scrap. The principal suppliers of raw materials are "Novolypets'k Metallurgical Industrial Complex "Svobodnyy Sokol", OJSC, "Lypets'k Metallurgical Works "Svobodnyy Sokol", OJSC, "Oskol Electrometallurgical Industrial Complex", OJSC, "Nikopol' Seamless Tube Plant "Niko-Tube", OJSC; "Nikopol' Tube Company", OJSC.

## INFORMATION ON PECULIARITIES OF STATE OF DEVELOPMENT OF BRANCH OF PRODUCTION WHERE THE ISSUE CARRIES OUT THE ACTIVITY

Metallurgical branch providing 40 percent of currency earnings for Ukraine at the expense of export of metal production has a number of fundamental problems preventing increase of competitiveness of native metal produce including insufficient and unsteady quality of native metallurgical raw materials, outdated technological production basis. The important problems of ferrous metallurgy of Ukraine are need in technical and technological re-equipment of production, improvement of ferrous metal quality, production steel and rolled metal of new kinds. The non-blast-furnace nonpolluting ferrous metal modes of production, in particular, electrometallurgy and powder metallurgy remain still underdeveloped still.

State of tube industry is stipulated by some reasons:

- insufficient of amounts of circulating assets;
- lack of tubular billet and strip great part of which is exported by Manufacturer's of this produce;
- fluctuation of energy market;
- antidumping investigations of European Commission.

The enterprises of metallurgical branch have already shown themselves as competitive subjects of foreign market in many kinds of industrial produce.

The tube enterprises of Ukraine have attained the producing volumes exceeding 2 million tons tubes in a year for the last two years; this is a good index surpassing the production volumes of 2000 – 2002 substantially.

In general, the Tube Enterprises have been stably working while retaining the producing volumes during 2004. Supplies of steel tubes to the home market of Ukraine including import made about 98 per cent for period of report as against the previous year, and the export made 100.8 per cent. Totally, 1 495 thousand tons of steel tubes were supplied to the foreign market from Ukraine for 2004.

Flexible reaction to the change of foreign market conditions may be regarded as one of the most important attainment of Ukrainian Tube-Manufacturers due to which the branch could not only to do away with depression but also to create the preconditions for further development. Primarily, all the aforesaid means technical re-equipment of basic facilities, diversification and extension of dimension-types while renewal of competitive technologies of arrangements made.

The Company took the first place in the tube-rolling branch; in 2004 its part made 24 per cent in total production of tubes. This tendency will be kept while remaining characteristic one for the nearest period of its development.

The engineering procedure connected with manufacturing of the Company's production is independent of seasonal changes and, in general, the production volume depends upon the market situation. Consequential and painstaking work of the Company as to providing the shops, plans and mills with the orders minimizes the variations of monthly producing volumes in the Company irrespective of seasons.

### *FORECAST AS TO FURTHER DEVELOPMENT OF BRANCH*

In 2005 the Ukrainian Tube Enterprises are about increasing of ferrous metal tubes production approximately by 15 per cent as against 2004.

The capabilities of increase are connected to the raise of attraction of oil exploration in the world and hence, evergrowing demand for the tubes of oil-and gas sector as well as with development of branches using steel tubes, that is, machinery construction, civil engineering, and communal sphere.

## DATA ON COMPETITION IN THE BRANCH, ABOUT PECULIARITIES OF THE ISSUER'S PRODUCE (SERVICES).

Determinative position at the markets of tube production presents itself a paradoxical union of availability of potential ability for extension of market and thus, gaining in sales with activity of powerful negative factors telling as upon market development so on the competitiveness of products of Ukrainian Tube-Manufacturers. Ability of increase is connected to rise of attraction oil exploration in the world and hence, evergrowing demand for the tubes of oil-and gas sector. Besides, unexampled economic growth in Ukraine and CIS countries is characterized by potential ability itself. The following factors may be attributed to the ones preventing the market extension: exacerbation of competitiveness at the world markets; development of tube production in the countries being the largest consumers of tubular goods (Russia, China, USA and European Union); availability of threatening measures and customs as to Ukrainian Manufacturers; rise of prices for basic raw materials; active policy in import-substitution of Ukrainian tube production, and at the Russian market above all; relatively low solvency of consuming branches on the one side and expensiveness of credit resources at the expense of which the projects in consuming branches are carried out on the other side.

The competitive ability of Ukrainian Tube-Manufacturers is also limited. The price of energy supply tells upon the final cost of production manufactured in the structure of costs of any Tube Enterprise to a considerable degree. Unlike the Ukraine, the Russian Tube-Rolling Plants by the energy supply at rather reduced price. Such a state of affairs makes it possible to get the better in competitive struggle for Russian Enterprises at the expense of lower price of production manufactured as against their Ukrainian colleges.

The general tendencies listed by us somehow or other came to light at each basic Company's markets.

UKRAINE: The domestic market is traditionally one of the most important markets as for our Company so for all other Ukrainian Manufacturers. Increased competitiveness among the Ukrainian and the Russian Companies is inherent in the market. Besides, negative influence upon the market conditions in tube branch of Ukraine entails instability of National Legislation.

There are no competitors of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant" producing railway wheels and treads, casing and oil-well tubing of oil range and seamless tubes for pipelines in Ukraine due to monopolistic condition occupied by it in aforesaid production categories.

"Ukrpidshypnyk", OJSC (city of Kryvyy-Rig) presents itself a competitor of the Company at the market of treads and wheel-tread-rings.

The main intra-branch competitors by some dimension-types of tubes produced in Ukraine are "YutiST", OJSC (city of Nikopol'), "Dniptopetrov'k Tube Plant", OJSC (city of Dnipropetrovs'k), "Illicha Mariupol' Metallurgical Complex", OJSC (city of Mariupol'), "Nikopol' Seamless Tube Plant "Niko-Tube", OJSC, and "Nikopol' Tube Company", OJSC.

Competitors of the Company in production of welded tubes are all the enterprises save "Khartsyz'k Tube Plant", OJSC (city of Khartsyz'k) and "Novomoskovs'k Tube Plant", OJSC (city of Novomoskovs'k). These enterprises produce large-diameter tubes.

RUSSIA: In 2002 the Russian Tube Plants carried out a merger. Appearance of new more powerful participants at the market has strengthened the competition between Ukrainian and Russian Tube-Manufacturers as at the Russian market so beyond its bounds.

The main competitors in all the variety of produce having been manufactured including the tubes of oil range are as follows: "Pervoural's'k Tube Plant", OJSC (city of Pervoural's'k), (Sinars'k Tube Plant), OJSC (city of Kamens'k-Ural's'kyy), (Sivers'k Tube Plant), OJSC (city of Polivs'ke), "Volzhs'kyy Tube Plant", OJSC (city of Volzhs'kyy), "Taganrog Metallurgical Works", OJSC (city of Taganrog), "Chelyabyns'kyy Tube Plant", OJSC (city of Chelyabyns'k).

EUROPE and USA: The Company is to work in accordance with Quotation Regimen provoked by antidumping investigations.

Save the problems connected with quotation of our supplies to the countries of European Union, situation at the tube market in this region get more complicated objectively. This is connected to the fact that our traditional Consumers began to redirect themselves to the produce of Suppliers from the East-European countries and the ones of Central Europe.

At present, the market situation has taken such a shape that in general all the obvious results in perfection of engineering procedures on production steel, tubes, wheels and treads, improvement of qualitative characteristics and reduction of outlays for their production aren't enough for manufacturing of concrete products.

To provide for production competitiveness there was adopted a long-term Program of technical re-equipment and reconstruction as of separate aggregates so of entire production sections determining the quality and consumer properties of the produce.

Successful realization of this Decision will entail far-reaching strategic consequences. The Company will get real opportunity not only to hold its positions at the markets of tube, wheels and treads, but to work up additional markets owing to getting a beat on the competitors, and therefore, to get a chance for intensification of production and improve the well-being of employees.

### *SPECIFICITY OF THE COMPANY'S PRODUCE AS AGAINST THE ONE OF ITS COMPETITORS*

The range of Ukrainian Tube Plants includes some kinds of production non-manufactured at the Tube Plants of CIS countries.

Particularly, "Khartsyz'k Tube Plant", OJSC (city of Khartsyz'k) produces longitudinal electric-welded large-diameter tubes (530. 630. 720. 820. 920. 1120. 1220 and 1420 mm) carbon and alloyed steels while "Novomoskovs'k Tube Plant", OJSC (city of Novomoskovs'k) manufactures longitudinal electric-welded tubes with their diameter making 219 – 426 mm.

The Russian market of wheels and treads is presented by two manufacturers – "Vyksuns'k Metallurgical Works", OJSC (city of Vyksuns'k) and "Nyzhniy Tagil Metallurgical Complex", OJSC (city of Nyzhniy Tagil). "Vyksuns'k Metallurgical Works", OJSC is competitor of the Company in the field of production of railway wheels. "Nyzhniy Tagil Metallurgical Complex", OJSC competes with the Company in the sphere of production of railway wheels and treads.

As to qualitative characteristics and price parameters, the production of all of three Manufacturers ("Nizhnedneprovsky Tube-Rolling Plant", OJSC, "Vyksuns'k Metallurgical Works", and "Vyksuns'k Metallurgical Works", OJSC) is approximately at the same level. Nevertheless, it is worth to mention that modernization of production facilities having been carried out for the last years by Russian Manufacturers of wheel production has very largely contributed to up-grading of the one, thus, having stipulated the raise of competitive ability.

It is worth mentioning that now the quality is an index determining the competitive ability of production.

In this connection, the Company has emphasize making arrangements turned to perfection of technique and technology on the grounds of modern scientific elaborations as priority direction of activity with the view of raising the competitive ability of production manufactured and for the purpose of reduction of power intensity and material capacity and for upgrading of tube and wheel produce at that.

The Company is to optimize the work on harmonization of domestic and foreign Standards so as to hold its own at the world market and to develop the new ones.

## INFORMATION AS TO ESSENTIAL PROBLEMS INFLUENCING UPON THE ISSUER'S ACTIVITY

The Company's activities as well as all of the enterprises of tube branch are under great influence of economic situation and State Taxation Policy.

And at the same time, severe competition existing as at the domestic so at the world markets forces the Company to constant perfection of its production methods along with rising of production quality while reduction of costs, and to introduction of new, especially liquid kinds of produce from another side.

The Company's activity for the most part depends upon changes of market conditions at the markets of solid-rolled wheels, treads and steel tubes including:

- evergrowing demand for wheels in Russian federation while stabilization of volume of wheel consumption at the domestic market;
- lack of demand for tubes for machine-building in Ukraine. This connected to the fact that machine-building industry is on the decline, oil- and gas-producing Companies don't increase volumes of exploratory-drill works, as well as oil and gas production at the Ukrainian territory; gasification of settlements is carried out at a slow pace because of absence of facilities; communal services are budgetary organization with insufficient financing.

Save the aforesaid, rise of domestic prices for rerolling tubular billet and tube strip reduces the profitability of manufacturing of tube production.

### *DESCRIPTION OF ESSENTIAL FACTORS WHICH MAY TELL ON THE COMPANY'S ACTIVITY IN FUTURE*

The essential factors which may affect the Company's activity are as follows:

- changes of Tariff Legislation of Ukraine and CIS countries in questions of produce exports;
- change of need at primary markets in CIS countries. The experience shows that the Company's activity is influenced by cyclic fluctuations depending upon general economic conditions, certainty and incomes of Consumers, level of demand for the Company's produce, availability of funding sources and value of credits to a considerable degree.

The following risks may tell upon the Company's activity:

1. Instability of Legislation including change of Taxation Policy.
2. Worsening of general economic situation in Ukraine. This risk is minimized because the Company has diversified system for distribution of own production.
3. Abrupt rise of value of borrowed funds. This risk is minimized due to work with some Borrowers and at the expense of diversification of funding sources.
4. The Laws and Norms regulating activity of enterprises in Ukraine often change and that's why, the Company's assets and operations may run the risk because of negative changes in political and business circles.
5. Force-majeure. This risk is minimized by dint of insurance of production facilities, transportation of commodity output etc.

Often and in many cases groundless meddling of State Structures in the Company's activity may also be considered among the risk factors.

### *MEASURE OF DEPENDENCE UPON LEGISLATIVE OR ECONOMIC LIMITATIONS*

1. Antimonopoly Law.

Domestic Ukrainian Antimonopoly Law greatly restricts the Company's abilities as to putting pressure upon the Buyer of production in any form including refusal from production of monopolistic kinds of production.

2. State price regulation.

At present, there is no State price regulation for the Company's production.

## INFORMATION ON FACTS OF INDEMNITY AND FINE PAYMENT DUE TO BREACH OF LEGISLATION IN FORCE

The Company carries its activity out on the grounds and in accordance with Legislation of Ukraine in force as well as with this By-Law.

The Company carries out its foreign-economic activity as a subject of foreign-economic activity in accordance with its purpose and within the bounds of subject of its activity.

The Company has paid penalties to the amount of 32 thousand UAH for incorrect indication of Code of Consignee by results of its financial and economic activity for 2004.

## POLICY AS TO FINANCING OF ACTIVITY

In 2004 the financial activity was oriented to provision of balanced use of means, keeping up of discipline of payments, attainment of rational proportions of own and loan capital and most efficacy use of the one.

Financial results of the Company's activity are characterized by the sum of profit gained and the level of return on production being manufactured. The Company has got 360 514 thousand UAH of gross profit by results of its work in 2004. The net profit has made 102 663 thousand UAH by results of 2004.

**Structure of Equity Capital, thousand UAH:**

| | On the 1st of January, 2004 | On the 1st of January, 2005 | Changes happened during 2004 |
|---|---|---|---|
| Authorized Capital Stock | 13 471.00 | 13 471.00 | 0 |
| Share Capital | 0 | 0 | 0 |
| Additional Laid-Down Capital | 37 181.00 | 37 181.00 | 0 |
| Additional Laid-Down Capital | 470 662.00 | 468 628.00 | - 2 034.00 |
| Capital Reserves | 19 086.00 | 19 993.00 | 907.00 |
| Retained income (outstanding loss) | 348 744.00 | 447 504.00 | 98 760.00 |
| Outstanding Capital | 0 | 0 | 0 |
| Withdrawn Capital | 0 | 0 | 0 |
| **TOTALLY** | **889 144.00** | **986 777.00** | **97 633.00** |

The Equity Capital of the Company for 2004 has increased by 97 633 thousand UAH mainly, at the expense of revenue remaining in the Company's disposal making 98 760 thousand UAH. 907 thousand UAH were invested in the Surplus Fund in accordance with Decision of Stockholders Meeting.

Status of Equity Capital is reflected in the autonomy ratio making 0.4074 on the 1st of January, 2005 against 0.6527 for corresponding period of the previous year. However, reduction of this ratio doesn't mean the reduction of capital but redistribution into investment. Nevertheless, its value is rather high; this testifying to the fact that financial status of the Company is independent of external sources.

Increase of Equity Capital Share, right investment of the one, balance of assets and the source of their formation as well as paying capacity and solvency all these factors make for rise of financial independence of the enterprise. There exists the entire system of indices for appreciation of financial status characterized by the following ratios:

| Ratios | Normative | 01.01.04 | 01.04.04 | 01.07.04 | 01.10.04 | 01.01.05 |
|---|---|---|---|---|---|---|
| Current liquidity ratio | 1.0-3.0 | 2.1245 | 2.3950 | 1.8608 | 0.9189 | 1.3144 |
| Quick liquidity ratio | >0.6 | 1.2791 | 1.6454 | 1.0783 | 0.5783 | 0.9660 |
| Autonomy ratio | >0.5 | 0.6527 | 0.6346 | 0.5231 | 0.4114 | 0.4074 |
| Indebtedness ratio | <1.0 | 0.3473 | 0.3654 | 0.3627 | 0.3647 | 0.3021 |

The current liquidity ratio shows to which degree the entire indebtedness by short-term (current) financial liabilities may be paid off at the expense of all its current (circulating) assets. It is defined as ratio of value of circulating capital to the value of current liabilities. The current liquidity ratio for 2004 has reduced but its index is within the norm.

The quick liquidity ratio shows to which degree all of short-term (current) financial liabilities may be paid off at the expense of high-quick assets (including ready circulating media). This ratio is defined as ratio of value of money assets and accounts receivable to the value of current liabilities. Its index is within the norm.

The autonomy ratio indicates to which degree the volume of assets used by enterprise is formed at the expense of Equity Capital and to which extent it is independent of external sources of financing. It is defined as ratio of value of Equity Capital to the total amount of capital of the enterprise. One may mark reduction of autonomy ratio; this is connected to redistribution of capital in investment having happened.

The indebtedness ratio shows a share of Borrowed Capital in balance currency. This ratio is defined as ratio of value of Borrowed Capital to the total sum of capital of the enterprise.

The indebtedness ratio has reduced.

Decrease of values of some ratios isn't characteristic of worsening of financial state of financial status of enterprise. At present, a wide investment policy is carried out.

## INFORMATION ON VALUE OF AGREEMENTS HAVING BEEN CONCLUDED BUT BEING NON-FULFILLED YET

The value of concluded but non-fulfilled Agreements (Contracts) for sale of the Company's production makes 445 944 411.53 UAH by state on the 31st of December, 2004.

## FORECASTS AND PLANS

The primary task of the Company for 2005 lies in organization of production and economic activity of the Joint-Stock Company with the view of maximum profit-gaining and ensuring of renewal of permanent assets, technical re-equipment of manufacture and raise of capitalization of the Company on these grounds.

It is planned to produce 574.0 tons of tubes and 241.6 tones of finished steel in 2005.

To carry this task out it is necessary to provide for:

1. Fulfillment of approved budget for 2005.
2. Reduction of costs for production manufacturing at the expense of rational usage of material, labour, fuel-energy and other kinds of resources.
3. Enhancement of efficiency of functioning of Quality Management System.
4. Making arrangements as to technical re-equipment of production and sustaining of technical level, modernization of equipment, introduction of progressive scientific and technical elaborations, mastering of new kinds of tubes, railway wheels and treads with the view of raising competitive ability of production and expansion of markets.
5. Rhythmical manufacturing of high-quality production within the term established by the Customer.

It is foreseen the increase of export potential of the Company at the expense of enlargement of range of tubes and wheels manufactured and stabilization of quality of production made in the result of realization of plan of technical development.

### *DESCRIPTION OF THE COMPANY'S POLICY AS TO RESEARCHES AND ELABORATIONS*

The main trends of the Company's activity in 2004 were elaboration of new and perfection of existing technologies with the view of manufacturing of production in accordance with requirements of International Standards, improvement of quality of production and reduction of prime cost and power intensity at that.

Volume of expenditures for researches, researches and developments for the last three years has made:

- 2002 – 386 thousand UAH;
- 2003 – 433.3 thousand UAH;
- 2004 – 1 138.4 thousand UAH;

Volume of expenditures for production development for the last three years has made

- 2002 – 69 088 thousand UAH;
- 2003 - 33 918.1 тисяч гривень;
- 2004 – 32 280.5 thousand UAH;

Upon current conditions, technical re-equipment presents itself a primary precondition of competitive ability of production at the world markets. The questions of modernization are of special topicality in the field of tube production where the markets are quite extremely

capacious and utterly competitive. The procedures of introduction of new technologies and equipment, elaboration and mastering of manufacturing of new kinds of production should be unceasing by definition. Today, when permanent rising of Consumers' requirements to the quality and serviceability of tubes, it takes on special significance.

The key aspect of enterprise strategy for 2005 – 2010 is strengthening and expansion of own participation in strategically important production marker sectors, that is:

- casing tubs;
- railway wheels;
- seamless tubes for gas- and oil-pipelines;
- general-purpose seamless tubes

The Company has elaborated Investment Program of technical development based on comparison of strategic market purposes, actions of competitors as well as technical and technological production level of the enterprise being aimed at improvement of quality of products and reduction of outlays.

The Program consists of four principal directions:

- development of existing production capacity lying in modernization of rolling-mill aggregates and processing facilities as well as in additional equipment of the plant shops with facilities for nondestructive check, test facilities and equipment for improvement of production appearance;
- construction of Electric Furnace Steelmaking Complex with piecemeal laying off of existing open-hearth furnaces;
- keeping of technical production level lying in support and renewal of performance capabilities of equipment with high rate of wear;
- reduction of outlays for production manufacturing;

Realization of investment Program will give our enterprise the possibility to improve qualitative characteristics of production, to reduce the prime cost of finished commodity, to raise competitive advantages of the enterprise, to strengthen status of the Company at the markets of Ukraine, Russia and CIS countries while raising the share of sales of strategically important kinds of production.

The following arrangements are planned to be realized in 2005:

1. Installation of device for ultrasonic check "Uniscan-Luch" at wheel rolling mill.
2. Modernization of rolling mill KHPT 90 with replacement of double-roll stand by four-roll one "Tandem";
3. Transfer of a couple of pipe-threading machines ST M 22 MF from "NTC", OJSC to the casing area of Tube-Rolling Plant # 5.
4. Installation of tube-cutting facilities making use of saws at the mill line along with modernization of Automatic Control System of tube-welding plant.
5. To begin construction of Electric Furnace Steelmaking Complex.

The Company gradually begins to carry authority not only as reliable Supplier but as Manufacturer of qualitative produce at that. Quality of the Company's produce has been repeatedly confirmed by Conclusions of world-known enterprise "SGS Ukraine" (city of Odessa) having carried out independent inspection at the Decision of Administration or upon requests of the Consumers.

Quality Management System is based on the Requirements of International Standard ISO 9001:2000 and takes into account the Standard Requirements of American Petroleum Institute API QI and Association of American Railways AAR M M-1003.

Introduction of Quality Management System instills confidence in the Customers in high quality of production manufactured by our Company and this is assured by arranged organization of production, methods of industrial process and quality control and high professional skill of operative personnel. Availability of Quality Management System in the Company makes possible the Company's participation in International tenders for supply of production. Quality Management System is certified:

- by interregional Scientific and Engineering Centre of Standardization and Certification of Tubes, Cylinders and other Metal Production "UNITI-TEST" for compliance with DSTU ISO 9001-2001;
- Works Inspectorate TUV Industrie Service Gmb of the Enterprise TUV Rheinland Group Certification Body TUV CERT for correspondence with DIN EN ISO 9001:2000;
- Certification Body of Quality Systems and production of American Petroleum Institute for compliance with API Q1;
- Certification Body of Quality Systems and production of Association of American Railways for compliance with AAR M M-1003.

The Company's Services elaborate and introduce measures aimed at improvement of production quality and perfection of Quality Management System with the view of meeting of the Customer's requirements and rising of production competitive ability. To reach the purpose set they use the analysis of following information: heightening Standard Requirements on production and Quality Systems, additional Consumers' requirements, results of internal and outside audits, results of Input Data Statistical Check of System Processes,

In June 2004 the specialists of the Company have introduced the Environment Management System in accordance with requirements of International of ISO of series 14000 integrated with Quality Management System being in effect.

In future, the Company will continue work in quality perfection of its produce, search of new markets and modernization of information technologies in order of acquiring ability to analyze the market better and consolidate own reputation of the Company. This strategy will make in possible for the Company to keep its competitiveness at the International Markets due to high quality of the Company's production and proper understanding of the Consumer demand.

## OTHER INFORMATION

The gross profit of the Company has increased by 67.9 per cent for 2004 having made 360 514 thousand UAH. Nevertheless, the profitableness of production sold having been calculated by gross profit has reduced having made 11.7 per cent for 2004.

The accounts receivable have reduced by 72.9 per cent as against the beginning of the year and have made 525 033 thousand UAH on the 1st of January, 2005. The account payable has increased having made 533 477 thousand UAH on the 1st of January 2005. The ratio of coefficient of accounts receivable and account payable has risen from 0.79 to 1.02.

For today, modernization and technical re-equipment of production remain one of the most important and probably the crucial factors for consolidation of the Company's positions as at domestic market of tube and wheel and tread products so at foreign markets. To provide for real efficacy of procedure of modernization of facilities as for achievement of tactic purposes concerning increase of current shipments, so with the view of long-term participation in the market, one is necessary select proper directions of technical re-equipment and to find just the very same "points of force application" which stipulate getting of maximum effect from modernization. The main directions of these processes are introduction of new technologies and equipment, reduction of outlays and increase of Quality Control of production.

For the last three years, the work packages directed to reduction of costs and rising of profitability of manufacture were elaborated and introduced (or still remaining at the stage of introduction) Viz:

- purchasing of system for nondestructive check of tubes by ultrasonic method produced by Company "TURBOSCOPE" (USA);

- putting in operation of Wheel Machining Area consisting of 10 work benchers;
- transfer of open-hearth furnaces to the technology with using of "bottom" blowing;
- modernization of Induction Heating System TPA-140;

The Program of quality improvement and mastering of manufacture of rail wheels of new type for "Ukrzaliznytsya" is in the stage of execution.

The works on mastering of new kinds of production are also carried out the Company with the view of increasing of sales volumes. So, in 2002 – 2004 there was mastered the manufacture of following kinds of production:

- corrosion-resisting tubes of oil-and-gas range;
- tubes meant for export with increased requirements by their power plasticity characteristics being produced secundum requirements of Foreign Standards;
- boiler tubes made of steel of 20 grade of ingot of domestic manufacture;
- more than 30 dimension-types of railway wheels and treads.

At present, the Project directed to mastering of manufacture of casing tubes with high-waterproof gas-tight joints is being carried out.

There a series of Programs on rising of durability of rolling-mill machinery of tube-rolling and wheel rolling mills are being executed.

In 2002-2004 the Company has carried out the works in the field of chemical treatment aimed at improvement of quality, reduction of outlays, improvement of hygiene and sanitary conditions of work by the following directions:

- protection of tubes and railway wheels from corrosion damage while their transportation and warehousing;
- corrosion protection of hardware in the shops of plant;
- chemical treatment and covering process oils under procedures of cold deformation;
- electroplating of couplings

The works on introduction of Complex Automated System for control of financial and economic activity on the basis of System "IT-Enterprise" are carried out at the enterprise with the view of approval of optimally correct Management Decisions.

The Company exercises permanent control in questions of ecological improvement while solving the problems of technical re-equipment and improvement of technical and economic indices of work because the basic plants – steelmaking and tube-rolling ones - exert man-caused influence upon the environment.

In 2004 there were made nature conservation arrangements to the sum of 483 thousand UAH. There were taken a series of measures as to improvement of ecological situation in the Company. So, for instance, 904 thousand tons of slag were processed only at the slag-heaps within 2004 and 77.8 thousand tons of metal scrap of this slag were returned to the production.

In 2004 there were being continued the complex works on solving of social questions which are the basis of stabilization of economic growth, among which:

- setting up of rational management structure of the Company and efficacy system of remuneration of labour;
- regular wage payment;
- improvement of conditions of work;
- rendering the employees a wide range of cultural and household, medical, sanitary and other services.

The employees whose work is connected with harmful production factors undergo periodic medical examination, and receive the personal protective facilities, medications and special food.

The Companies produce is radiation-secure and ecologic-innocuous. Realization of ecological strategy is controlled by dint of carrying out of standard analyses. The results of analyses are registered and in case of revealing of deviations from established Standards, the measures on bringing of source of harmful emissions to the norm and liquidation of deleterious effects are taken immediately.

Among the top-priority tasks requiring the first and foremost solution the most important one as in the State, so in the Company is the increase of money incomes of the population because just the citizens' living standard is the basic criterion of efficacy of economic and social policy.

International recognition and respect which the Company enjoys all over the world are confirmed by numerous prizes and rewards for competitive produce as well as for integration into the world economy.

The Company has stainless business reputation, fulfills its commitments consciously and has proved itself as trustworthy and reliable partner.

**LIMITED LIABILITY COMPANY**
AUDITING FIRM
**I N S I D E R – CENTRE**
**tel./fax: 744-33-06, tel.: 371-61-40, 371-61-42**
**E-mail: root@insider.dp.ua**
**29-A Naberezhna Lenina, Dnipropetrovs'k 49600**

# 01-02/06
April 19, 2005

G.O. Yesaulov
Chairman of Board of Open
Joint-Stock Company
"Nizhnedneprovsky Tube-Rolling Plant"

Dnipropetrovs'k Territorial Board
State Commission in Securities and
Stock Market

## AUDITOR'S CONCLUSION

### On Financial Accounts of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant"

Limited Liability Company the Auditing Firm "Insider – Centre" in accordance with Agreement # 02-02/03-06/530040130 of the 25th of December, 2003 and Additional Agreement # 1 of the 10th of August, 2004 acting on the grounds of By-Law and Certificate on entering in the Register of subjects of Auditing Activity # 2459 issued by Decision of Auditing Chamber of Ukraine # 98 of the 26th of January, 2001 remaining in force till the 26th of January, 2006 which registered address is: 29-A Naberezhna Lenina, Dnipropetrovs'k 49600 (telephones (056) 371-61-42, 744-33-06) has carried out the Audit of authenticity of consolidated Balance Sheet by state on the 31st of December, 2004, Account on Financial Results, Account on Cash Flow, Account on Equity Capital and Notes to Annual Financial Accounts for 2004 of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant".

The Audit was carried out in Dnipropetrovs'k city since the 7th of December, 2004 till the 30th of March 2005.

To conduct the Audit there was presented the information on financial and economic activity of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant" for the period since the 1st of January, 2004 till the 31st of December, 2004.

The Management of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant" is liable for authenticity and fullness of information presented. We were charged with preparation of Auditor's Conclusion by the results of Audit.

The Audit was conducted in accordance with requirements of Laws of Ukraine "On Auditing Activity", "On Securities and Stock Exchange", "On State Regulation of Equity Market in Ukraine", "On Business Accounting and Financial Accounts in Ukraine", National Provisions (Standards) of Business Accounting, International Standards of Audit and Ethics other Legislative Acts and Requirements of State Commission in Securities and Stock Market made to the Auditor's Conclusion and Certificate on Financial State of Limited Liability Company approved by Decision of State Commission in Securities and Stock Market # 5 of the 25th of January, 2001 (in the version of Decision of State Commission in Securities and Stock Market # 484 of the 17th of November, 2004) and are registered in the Ministry of Justice of Ukraine under # 139/5330 of the 15th of February, 2001.

The International Auditing Standards make us to plan and to conduct the Audit with the view of getting of grounded certainty as to the fact that the Accounts contain no any substantial distortions. The Audit includes inspection by dint of testing of evidences confirming the sums and presentation of information in the Financial Accounts. The Audit also includes the appreciation of principles of Business Accounting and important previous evaluations carried out by the Management Personnel as well as the appreciation of presentation of Financial Accounts in general.

We consider that the Audit having been conducted by us provides grounded basis for expression of our Opinion:

In the result of carrying of the Audit out there was established:

**Full name:**

Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant"

**Code of YedROPU:**

05393116;

**Location:**

21 Stoletova vul., Dnipropetrovs'k 49081 Ukraine

The Company is registered by Dnipropetrovs'k Executive Committee, Certificate on State Registration of legal person of the 28th of December, 1994, series A 00 # 401337, number of record on entering of data on legal person in the Unified State Register is 1 224 120 0000 001344.

The Company carries its activity out on the basis and in accordance with Legislation of Ukraine in force as well as with the By-Law. The basic activity categories of the Company in accordance with the Certificate on entering in YedROPU issued by Dnipropetrovs'k Regional Board of Statistics of the 1st of September, 2004 are as follows:

| Code by KVED | Activity category (the first – basic one) |
|---|---|
| 27.10.0 | Black metallurgy |
| 27.22.0 | Production of steel tubes |
| 85.12.0 | Medical practice |
| 85.13.0 | Stomatological practice |
| 73.10.0 | Investigations and elaborations in the field of natural and technical sciences |
| 51.70.0 | Other kinds of wholesale trade |

Financial activity submitted is based on the principles and methods of information presentation regulated by National Standards (Provisions) of Business Accounting. The indices of Financial Accounts and Business Accounting comply with each other.

The assets, liabilities, capital, revenues and outlays are classified and appreciated in accordance with accounting policy of the Company based on Provisions of Business Accounting.

The List of connected Parties wasn't determined by the Company. However, a substantial share of purchases and sale, issuing and obtaining of guarantees and deposits is carried out by NVIG "Interpipe" which by significance of relations may be regarded as the operations among related Parties. There is no information as to the essence of relationship and kinds of operations with related Parties in the Financial Accounts.

To our mind, save the aforesaid restrictions: assets, liabilities Equity Capital, receipts and expenditures adduced in the Financial Accounts, are by and large recognized and classified in accordance with conceptual bases of Provisions (Standards) of Business Accounting; Financial Accounts reflect financial status of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant" on the 31st of December, 2004 as well as the result of its activity true and fairly in accordance with Provisions (Standards) of Business Accounting of Ukraine and meet the requirements of Legislation.

The Certificate on financial status of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant" on the 31st of December, 2004 is enclosed.

Auditor,
Executive Director
of Company "Insider – Centre"
Certificate series "A"
# 001778 issued by
the Auditing Chamber
of Ukraine of the 27th of December, 1994.
Decision # 23 which legal effect
is prolonged by Decision of the Auditing Chamber
of Ukraine # 128
of the 30th of October, 2003

(signature) V.V. Zinkevych

Seal:
Ukraine, city of Dnipropetrovs'k
Limited Liability Company
Auditing Firm "Insider-Centre"
Identification Code 31154676
INSIDER-CENTRE

# CERTIFICATE
# on financial status of Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant"

Calculation of indices of financial status and solvency was conducted on the grounds of accounts presented on the 31st of December, 2004.

**Analysis of liquidity indices**

| | 31.12.2002 | 31.12.2003 | 31.12.2004 | Norm |
|---|---|---|---|---|
| Liquidity ratio<br>Total (pay-off ratio) | 3.03 | 2.08 | 1.34 | 1.0-2.0 |
| Quick liquidity ratio | 1.84 | 1.27 | 0.96 | 0.6-0.8 |
| Absolute liquidity ratio | 0.04 | 0.02 | 0.2 | 0.25-0.5 |

Total liquidity ratio (pay-off) testifies to adequacy of circulating assets to repay the debts and average level of the Company's solvency.

Intermediate ratio of (quick) liquidity 0.96 means that the Company may pay-off current liabilities upon quick mobilization of account receivable.

Meaning of the absolute (timed) liquidity ratio 0.2 testifies that Company can't settle up with its partners quickly due to lack of means as on the settlement account so on the other ones in the bank.

Analysis of the Company's solvency has proved that the level of paying capacity didn't change much pending 2004. The Company has liquid balance as for the state on the 31st of December, 2004 and is able to liquidate the debts.

**Analysis of Indices of Financial Stability**

| | 31.12.2002 | 31.12.2003 | 31.12.2004 | Norm |
|---|---|---|---|---|
| Autonomy ratio | 0.84 | 0.65 | 0.4 | 0.25-0.5 |
| Liabilities pay-off ratio by Equity Capital<br>(Capital Structure) | 0.18 | 0.53 | 1.47 | 0.5-1.0 |

Autonomy ratio shows that weight of Internal Funds in general sources of finance makes 40 per cent on the 31st of December, 2004, that is, financial status of the Company depends upon outside funding sources.

Liabilities pay-off ratio by Equity Capital (Capital Structure) testifies that weight of obtained funds in the total sum of money is equal to 147 per cent on the 31st of December, 2004.

**Conclusion:** Open Joint-Stock Company "Nizhnedneprovsky Tube-Rolling Plant" is characterized as liquid, solvent enterprise but its financial status depends upon outside funding sources.

Auditor,
Executive Director
of Company "Insider – Centre"
Certificate series "A"
# 001778 issued by
the Auditing Chamber
of Ukraine of the 27th of December, 1994.
Decision # 23 which legal effect
is prolonged by Decision of the Auditing Chamber
of Ukraine # 128
of the 30th of October, 2003

(signature) V.V. Zinkevych

Seal:
Ukraine, city of Dnipropetrovs'k
Limited Liability Company
Auditing Firm "Insider-Centre"
Identification Code 31154676
INSIDER-CENTRE

Addition
to Regulations (standard)
of accounting 2

| | CODES | |
|---|---|---|
| Data (year, month, day) | 2005 / 1 / 01 | |

Enterprise
**"Nizhnedneprovsky tube-rolling plant" open joint-stock company** — by EDRPOU — 05393116
Territory — by KOATUU — 1210137200
Ownership form: **Private property** — 10
Organ of State control
**Open joint-stock companies established on the base of state enterprises** — by SPODU — 6024
Branch (type of activity) **Tubes production** — by ZKGNG — 12140
Form of economic activity: **Ferrous metallurgy** — by KVED — 27.10.0
Unit of measurement: **th.grn.** — Control sum
Address: 6.21, Stoletova str., Dnipropetrovsk, 49081

# BALANCE SHEET
## as per December 31, 2004 (consolidated)

**Form # 1** **Code by DKUD 1801001**

| Assets | Code of line | As per beginning of the year | As per the end of reporting period |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| **I. Non-current assets** | | | |
| Intangible assets | | | |
| residual value | 010 | 102 | 79 |
| original value | 011 | 333 | 333 |
| accumulated amortization | 012 | ( 231 ) | ( 254 ) |
| Incomplete construction | 020 | 21557 | 25316 |
| Fixed assets: | | | |
| residual value | 030 | 433152 | 422698 |
| original value | 031 | 1195982 | 1224734 |
| depreciation | 032 | ( 762830 ) | ( 802036 ) |
| Long-term financial investments: | | | |
| taken account of by the method of participation in the capital of other enterprises | 040 | 257142 | 20115 |
| other financial investments | 045 | 70720 | 972089 |
| Long-term debtor indebtedness | 050 | 1362 | 67 |
| Deferred tax assets | 060 | 31998 | 33960 |
| Other non-current assets | 070 | 0 | 0 |
| Goodwill at consolidation | 075 | 0 | 0 |
| **In all for section I** | **080** | **816033** | **1474324** |
| **II. Current assets** | | | |
| Stores: | | | |
| production stores | 100 | 129116 | 138727 |
| animals on growing and fattening (livestock) | 110 | 0 | 0 |
| incomplete production | 120 | 49036 | 54498 |
| finished produce | 130 | 32938 | 80548 |
| goods | 140 | 4807 | 1156 |
| bill received | 150 | 0 | 0 |
| Debtor indebtedness for goods, works, services: | | | |
| net realization value | 160 | 257253 | 180879 |

| 1 | 2 | 3 | 4 |
|---|---|---|---|
| original value | 161 | 257733 | 181387 |
| doubtful debt reserve | 162 | ( 480 ) | ( 508 ) |
| Debtor indebtedness at settlements: with the budget | 170 | 12831 | 18590 |
| at advances issued | 180 | 39843 | 48612 |
| from calculated income | 190 | 123 | 152 |
| from internal settlements | 200 | 0 | 0 |
| Other current debtor indebtedness | 210 | 3577 | 275380 |
| Current financial investments | 220 | 0 | 0 |
| Monetary resources and their equivalents: in national currency | 230 | 531 | 5089 |
| in foreign currency | 240 | 4456 | 133785 |
| Other current assets | 250 | 18098 | 39507 |
| **In all for section II** | **260** | 552609 | 976923 |
| **III. Deferred expenses** | **270** | 3082 | 3223 |
| **Balance** | **280** | **1371724** | **2454470** |

| Liabilities | Line Code | At the beginning of the accounting period | By the end of the accounting period |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| **I. Owner's equity** | | | |
| Authorized capital | 300 | 13471 | 13471 |
| Share capital | 310 | 0 | 0 |
| Additional share capital | 320 | 37181 | 37181 |
| Other additional capital | 330 | 470662 | 468628 |
| Reserve capital | 340 | 19086 | 19993 |
| Undivided profit (non-covered losses) | 350 | 348744 | 447504 |
| Unpaid capital | 360 | ( 0 ) | ( 0 ) |
| Retired assets | 370 | ( 0 ) | ( 0 ) |
| Accumulated exchange difference | 375 | ( 0 ) | ( 0 ) |
| **In all for section I** | **380** | **889144** | **986777** |
| Minority share | 385 | 0 | 0 |
| **II. Following expense and payment security** | | | |
| Personnel payment security | 400 | 11068 | 18223 |
| Other securities | 410 | 0 | 0 |
| Insurance reserve sum | 415 | 0 | 0 |
| Reinsurer share sum in insurance reserves | 416 | ( 0 ) | ( 0 ) |
| Special-purpose funding | 420 | 194 | 0 |
| **In all for section II** | **430** | **11262** | **18223** |
| **III. Long-term obligations** | | | |
| Long-term bank credits | 440 | 0 | 0 |
| Other long-term financial obligations | 450 | 0 | 0 |
| Deferred tax obligations | 460 | 0 | 0 |
| Other long-term obligations | 470 | 205891 | 717719 |
| **In all for section III** | **480** | **205891** | **717719** |
| **IV. Current obligations** | | | |
| Short-term bank credits | 500 | 17058 | 194708 |

| 1 | 2 | 3 | 4 |
|---|---|---|---|
| Current indebtedness under long-term obligations | 510 | 0 | 0 |
| Bills issued | 520 | 38885 | 42005 |
| Creditor indebtedness for goods, works, services | 530 | 194112 | 471452 |
| Current obligations for settlements: | | | |
| from advances obtained | 540 | 2817 | 558 |
| with the budget | 550 | 2225 | 9705 |
| from extrabudget payments | 560 | 674 | 824 |
| from insurance | 570 | 2568 | 3198 |
| from payment for work | 580 | 5132 | 7067 |
| with participants | 590 | 260 | 295 |
| from internal payments | 600 | 0 | 0 |
| Other current obligations | 610 | 1696 | 1939 |
| **In all for section IV** | **620** | **265427** | **731751** |
| **V. Deferred income** | **630** | **0** | **0** |
| **Balance** | **640** | **1371724** | **2454470** |

## NOTES:

Reporting period for drawing up financial accountancy is.a calendar year.

Financial accountancy which is submitted is based on principles and methods of disclosing information, which are regulated by national provisions (standards) of bookkeeping accountancy, which are used beginning from January 2000..

Main assumptions - principle of calculation and continuity.

Basis of measurement of financial report elements - original value..

Assets are determined in the amount of monetary resources or fair value of other expenses for their acquisition. Obligations are determined in the amount of earnings obtained in exchange for obligation.

Assets and obligations are divided in the balance into long-term ones and current ones.

Accountancy of assets of the Company is classified like the following:

- non-current assets;
- long-term financial investments;
- stores;
- debtor indebtedness;
- monetary resources.

Fixed resources are recognized as an asset according to original value.

Original value of fixed assets is enlarged by the sum of expenses connected with improvement of the object (modernization, additional equipment, reconstruction and so on).

Recovery and repair of assets are shown as expenses in "Report on financial results" in case such expenses are incurred.

According to accountancy politics value characteristics are established of objects which are included in small-value non-current material assets – 1000 UAH.

Land is not propertyof the Company, it is rented..

Amortization is calculated in accordance with norms and method of tax legislature.

Profits and losses because of replacement of fixed assets are shown in "Report on financial results".

By the date of balance, balance value of fixed asset objects was not revised with the aim of determination of possible diminishing of usefulness. Original value of objects which reached by the date of balance value equal to "0" amounted to 9631 thou UAH. After-appraisal of these objects was not carried out because of insufficient influence of financial accountancy..

Value of incomplete capital investments is taken account of according to value of incurred expenses..

Intangible assets are accounted for on the balance according to original value minus amortization. Depreciation of intangible assets is carried out during the term of their useful use, which is determined at the moment of acknowledgement of an asset with the use of direct method.

Long-term financial investments are included in the balance according to original cost..

By the date of balance financial investments, in which influence of investor is considerable, are taken account of by the method of participation in the capital. Expenses because of diminishing usefulness of financial investments are acknowledged as other expenses..

Sum of deferred tax asset is acknowledged from temporary differences in determination of balance value of fixed assets in financial and fiscal accountancy, which are likely to be taxed by profit..

Inventories are taken into account in the balance by their cost.

Appraisal of stores on arrival is carried out according to original cost..

Appraisal of retirement of stores is carried out like the following::

- raw materials, basic materials, semifinished products - by average weighted cost;
- as to auxiliary materials, fuel, low-value quick wearing objects - by FIFO method;
- goods in retail trade - by the selling price.

Transport-procurement expenses are accounted for on separate accounts.

In accordance with accepted accounting politics, based on prudence principle and level of information substantiality, current low-value quick-wearing objects are acknowledged as such irrespective of the term of operation and value up to 300 UAH, and also with term of operation up to one year, irrespective of value. Value of low-price quick-wearing objects when commissioning is excluded from assets.

Stores of finished produce are shown by production cost..

Value of incomplete production includes direct and production overheads expenses..

Debtor indebtedness.for products, works, services is shown in the balanceby net realization value.

Doubtful debt reserve is determined on the basis of debtor indebtedness classification.on which borrowing period of limitation has expired

Monetary funds include sum of money in the cashier's office, on settlement accounts and demand deposits, sums in foreign currencies transferred at National Bank of Ukraine rate of exchange by the date of report completion..

Obligations are accounted for on the balance when acknowledging assets or expenses as a result of past operations and events. Long-term obligations are determined by the following:: purpose long-term loan; indebtedness secured with long-term bills.

Obligations are appraised by the value of acquisition and are accounted for on the balance up to expiration of the term of ageing of a claim Securities of future expenses and payments are taken into account by the purpose and are calculated by reserves for holiday payment and rewards at the end of the year.

Ownership capital is determined by authorized and reserve funds, by the sumof emission profit and other additional capital.

Other additional capital consists of the following:

- sum of indexation of after-appraisals carried out according to solutions of the Cabinet of Ministers of Ukraine in connection with inflation;
- replenishment of current funds and purposeful financing in connection with participation in the experiment according to the Law of Ukraine "On further development of mining-metallurgical complex".

In accordance with the Provision (standard) of accountancy 1 "General requirements to financial accountancy", approved by the order of Finance Ministry of Ukraine as of March 31, 1999 № 87 p. 11 "in rows of financial accountancy forms, which have no indicators, a dash is inserted". When completing financial form " Balances" with help of "AFR-OJSC "this possibility is not envisaged, that is why in lines of "Balance", which have no indicators, "0" is inserted.

| | | |
|---|---|---|
| Chairman | (signature) | Yesaulov Gennadiy Oleksandrovych<br>(name) |
| Chief accountant | (signature) | Sokolova Iryna Volodymyrivna<br>(name) |

Seal:
Ukraine city of Dnipropetrovs'k
Open Joint-Stock Company
"Nizhnedneprovsky Tube Rolling Plant"
05393116

Addition
to Regulations (standard)
of accounting 3

| | | CODES | | |
|---|---|---|---|---|
| | Data (year, month, day) | 2005 | 1 | 01 |
| Enterprise **"Nizhnedneprovsky tube-rolling plant" open joint-stock Company** | by EDRPOU | 05393116 | | |
| Territory | by KOATUU | 1210137200 | | |
| Organ of State control **Open joint-stock companies established on the base of state enterprises** | by SPODU | 6024 | | |
| Branch (type of activity) **Tubes production** | by ZKGNG | 12140 | | |
| Form of economic activity: **Ferrous metallurgy** | by KVED | 27.10.0 | | |
| Unit of measurement: **th.grn.** | Control sum | | | |

# REPORT ABOUT FINANCIAL RESULTS THROUGH 2004 year (consolidated)

Form #2 Code by DKUD 1801003

## 1. FINANCIAL RESULTS

| Name of the index | Code of line | For reporting period | For previous period |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Income (proceeds) from realization (of goods, works, services ) | 010 | 2940236 | 1877410 |
| Value-added tax | 015 | ( 290879 ) | ( 184554 ) |
| Excise duty | 020 | ( 0 ) | ( 0 ) |
| | 025 | ( 0 ) | ( 0 ) |
| Other deductions from income | 030 | ( 17379 ) | ( 9234 ) |
| Net income (proceeds) from realization of produce (goods, works, services) | 035 | 2631978 | 1683622 |
| Cost o realized produce (goods. works, services) | 040 | ( 2271464 ) | ( 1468986 ) |
| Gross: profit | 050 | 360514 | 214636 |
| loss | 055 | ( 0 ) | ( 0 ) |
| Other operational profits | 060 | 325784 | 82433 |
| Administration expenses | 070 | ( 86322 ) | ( 125323 ) |
| Expenses for sale | 080 | ( 82866 ) | ( 50918 ) |
| Other operational expenses | 090 | ( 329474 ) | ( 85882 ) |
| Financial results from operational activity: profit | 100 | 187636 | 34946 |
| loss | 105 | ( 0 ) | ( 0 ) |
| Profit from partnership in company | 110 | 1743 | 0 |
| Other financial profits | 120 | 19 | 881 |
| Other profits | 130 | 7101 | 3177 |
| Financial expenses | 140 | ( 11705 ) | ( 2670 ) |
| Losses due to partnership in company | 150 | ( 0 ) | ( 0 ) |
| Other losses | 160 | ( 23732 ) | ( 3494 ) |
| Financial results from usual activity Before tax: profit | 170 | 161062 | 32840 |
| loss | 175 | ( 0 ) | ( 0 ) |

| 1 | 2 | 3 | 4 |
|---|---|---|---|
| Tax on profit from usual activity | 180 | 58399 | 15016 |
| Income from tax on profit from usual activity: | 185 | 0 | 0 |
| Financial results from usual activity:: | | | |
| profit | 190 | 102663 | 17824 |
| loss | 195 | ( 0 ) | ( 0 ) |
| Extraordinary: | | | |
| profits | 200 | 0 | 0 |
| expenses | 205 | ( 0 ) | ( 0 ) |
| Taxes from extraordinary profit | 210 | 0 | 0 |
| Minority shares | 215 | 0 | 0 |
| Net: | | | |
| profit | 220 | 102663 | 17824 |
| loss | 225 | ( 0 ) | ( 0 ) |

## II. ELEMENTS OF OPERATING COSTS

| Name of the index | Code of line | For reporting period | For previous period |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Material expenses | 230 | 1663592 | 1202473 |
| Expenses for labor payment | 240 | 101956 | 97830 |
| Deductions for social measures | 250 | 40331 | 37690 |
| Amortization | 260 | 38952 | 39282 |
| Other operational expenses | 270 | 154529 | 164947 |
| Altogether | 280 | 1999360 | 1542222 |

## III. CALCULATION OF INDICES

| Item | Line code | For the accounting period | For the preceding period |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Average annual number of ordinary shares | 300 | 53885000 | 53885000 |
| Corrected average annual number of ordinary shares | 310 | 53885000 | 53885000 |
| Net profit, (loss) per one ordinary share (UAH) | 320 | 1,90522 | 0,33077 |
| Corrected net profit, (loss) per one ordinary share (UAH) | 330 | 1,90522 | 0,33077 |
| Dividends per one ordinary share (UAH) | 340 | 0 | 0,056 |

## NOTES:

Profit is defined according to principle of calculation and correspondence

Profit from realization of produce is acknowledged when shipping the produce.

Profit from rendering services is acknowledged by assessing the degree of completion of operation by investigating the work performed.

Acknowledged profits are classified by the following

1) profit from realization of produce, goods, works, services:
- other operational profits;
- financial profits;
- other profits.

2) extraordinary profits.

Expenses are acknowledged in the report on profits and losses on the basis of direct connection between incurred expenses and profit receits.

Expenses are acknowledged also in those cases, when future economic advantages no longer correspond to requirements for acknowledgment of them in the balance as an asset.

In accordance with the Provision (standard) of accountancy 1 "General requirements to financial accountancy", approved by the order of Finance Ministry of Ukraine as of March 31, 1999 № 87 p. 11 "in rows of financial accountancy forms, which have no indicators, a dash is inserted". When completing financial form "REPORT ABOUT FINANCIAL RESULTS THROUGH " because of help of "AFR-OJSC " this possibility is not envisaged, that is why in lines of "REPORT ABOUT FINANCIAL RESULTS THROUGH ", which have no indicators, "0" is inserted.

| | | |
|---|---|---|
| Chairman | (signature) | Yesaulov Gennadiy Oleksandrovych |
| | | (name) |
| Chief accountant | (signature) | Sokolova Iryna Volodymyrivna |
| | | (name) |

Seal:
Ukraine city of Dnipropetrovs'k
Open Joint-Stock Company
"Nizhnedneprovsky Tube Rolling Plant"
05393116

Addition
to Regulations (standard)
of accounting 4

| | | CODES | | |
|---|---|---|---|---|
| | Data (year, month, day) | 2005 | 1 | 01 |
| Enterprise **"Nizhnedneprovsky tube-rolling plant" open joint-stock Company** | by EDRPOU | 05393116 | | |
| Territory | by KOATUU | 1210137200 | | |
| Organ of State control **Open joint-stock companies established on the base of state enterprises** | by SPODU | 6024 | | |
| Branch (type of activity) **Tubes production** | by ZKGNG | 12140 | | |
| Form of economic activity: : **Ferrous metallurgy** | by KVED | 27.10.0 | | |
| Unit of measurement: **th.grn.** | Control sum | | | |

## REPORT ABOUT MOTION OF THE MONEY MEANS THROUGH
## 2004 year (consolidated)

Form #3 Code by DKUD 1801004

| Item | Code | For reporting period | | For previous period | |
|---|---|---|---|---|---|
| | | Receipt | Expense | Receipt | Expense |
| 1 | 2 | 3 | 4 | 5 | 6 |
| **I. Movement of funds as a result of operational activity** | | | | | |
| Profit (loss) from usual activity before tax | 010 | 161062 | 0 | 32840 | 0 |
| Correction for: amortization of non-current assets | 020 | 38952 | X | 39282 | X |
| increase (reduction) of security | 030 | 6961 | 0 | 3067 | 0 |
| loss (profit) from unrealized rate differences | 040 | 187 | 191 | 227 | 331 |
| loss (profit) from non-operational activity | 050 | 14869 | 0 | 0 | 564 |
| Expenses on interest payment | 060 | 11705 | X | 2670 | X |
| Profit (loss) from operational activity before change of net current assets | 070 | 233545 | 0 | 77191 | 0 |
| Reduction (increase): of current assets | 080 | 0 | 295070 | 0 | 85708 |
| expenses of future periods | 090 | 0 | 141 | 10 | 0 |
| Increase (reduction) of: current liabilities | 100 | 237190 | 0 | 319355 | 0 |
| of profits of future periods | 110 | 0 | 0 | 0 | 0 |
| Monetary funds from operational activity | 120 | 175524 | 0 | 310848 | 0 |
| Paid: interest | 130 | X | 11706 | X | 2670 |
| taxes on profit | 140 | X | 22894 | X | 8058 |
| Net movement of funds to emergencies | 150 | 140924 | 0 | 300120 | 0 |
| Movement of funds from emergencies | 160 | 0 | 0 | 0 | 0 |
| Net movement of funds from operational activity | 170 | 140924 | 0 | 300120 | 0 |

| 1 | 2 | 3 | 4 | 5 | 6 |
|---|---|---|---|---|---|
| **II. Movement of funds as a result of investment activity** | | | | | |
| Realization: of financial investment | 180 | 2645 | X | 0 | X |
| of non-current assets | 190 | 520 | X | 155 | X |
| of property complexes | 200 | 0 | 0 | 0 | 0 |
| Obtained: interest | 210 | 0 | X | 0 | X |
| dividends | 220 | 0 | X | 0 | X |
| Other receipts | 230 | 704 | X | 6 | X |
| Acquisition: of financial investments | 240 | X | 682614 | X | 265215 |
| of non-current assets | 250 | X | 15582 | X | 33869 |
| of property complexes | 260 | X | 0 | X | 0 |
| Other payments | 270 | X | 0 | X | 0 |
| Net movement of funds to emergencies | 280 | 0 | 694327 | 0 | 298923 |
| Movement of funds from emergencies | 290 | 0 | 0 | 0 | 0 |
| Net movement of funds from investment activity | 300 | 0 | 694327 | 0 | 298923 |
| **III. Movement of funds as a result of financial activity** | | | | | |
| Receipts of ownership capital | 310 | 0 | X | 0 | X |
| Obtained loans | 320 | 1005178 | X | 416596 | X |
| Other receipts | 330 | 0 | X | 0 | X |
| Repayment of loans | 340 | X | 314931 | X | 419199 |
| Paid dividends | 350 | X | 2961 | X | 8 |
| Other payments | 360 | X | 0 | X | 0 |
| Net movement of funds to emergencies | 370 | 687286 | 0 | 0 | 2611 |
| Movement of funds from emergencies | 380 | 0 | 0 | 0 | 0 |
| Net movement of funds from financial activity | 390 | 687286 | 0 | 0 | 2611 |
| Net movement of funds over report period | 400 | 133883 | 0 | 0 | 1414 |
| Remainder of funds at the start of year | 410 | 4987 | X | 6297 | X |
| Influence of currency exchange rate change on the remainder of funds | 420 | 191 | 187 | 331 | 227 |
| Remainder of funds at the end of year | 430 | 138874 | X | 4987 | X |

**NOTES:**

Monetary flows consist of payments in national currency of Ukraine and in foreign currencies, including the following:

- US dollars;
- Euro;
- Russian roubles

Non-monetary operations of financial activity were not carried out

Non-monetary operations of investment activity: operations for acquisition of fixed assets, settlements on which were carried out by way of an offset against debts for shipped produce, services rendered.

In accordance with the Provision (standard) of accountancy 1 "General requirements to financial accountancy", approved by the order of Finance Ministry of Ukraine as of March 31, 1999 № 87 p. 11 "in rows of financial accountancy forms, which have no indicators, a dash is inserted". When completing financial form "REPORT ABOUT MOTION OF THE MONEY MEANS THROUGH " because of help of "AFR-OJSC "this possibility is not envisaged, that is why in lines of "REPORT ABOUT MOTION OF THE MONEY MEANS THROUGH ", which have no indicators, "0" is inserted.

| | | |
|---|---|---|
| Chairman | (signature) | Yesaulov Gennadiy Oleksandrovych<br>(name) |
| Chief accountant | (signature) | Sokolova Iryna Volodymyrivna<br>(name) |

Seal:
Ukraine city of Dnipropetrovs'k
Open Joint-Stock Company
"Nizhnedneprovsky Tube Rolling Plant"
05393116

Addition
to Regulations (standard)
of accounting 4

| | CODES | | |
|---|---|---|---|
| Data (year, month, day) | 2005 | 01 | 01 |
| by EDRPOU | 05393116 | | |
| by KOATUU | 1210137200 | | |
| by SPODU | 6024 | | |
| by ZKGNG | 12140 | | |
| by KVED | 27.10.0 | | |
| Control sum | | | |

Enterprise:
**"Nizhnedneprovsky tube-rolling plant" open joint-stock Company**
Territory:
Organ of State control: **Open joint-stock companies established on the base of state enterprises**
Branch (type of activity) **Tubes production**
Form of economic activity: : **Ferrous metallurgy**
Unit of measurement: **th.grn.**

# REPORT ABOUT OWN CAPITAL THROUGH 2004 year (consolidated)

Form №4 Code by DKUD 1801003

| Item | Code | Authorized capital | Share capital | Additional invested capital | Other additional capital | Reserve capital | Undistributed profit | Unpaid capital | Withdrawn capital | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 | 11 |
| **Remainder as of the beginning of year** | 010 | 13471 | 0 | 37181 | 477339 | 19086 | 342402 | 0 | 0 | 889479 |
| ***Corrections:*** Change of accountancy politics | 020 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Correction of errors | 030 | 0 | 0 | 0 | 0 | 0 | ( 335 ) | 0 | 0 | ( 335 ) |
| Other changes | 040 | 0 | 0 | 0 | ( 6677) | 0 | 6677 | 0 | 0 | 0 |
| **Corrected remainder as of the beginning of year** | 050 | 13471 | 0 | 37181 | 470662 | 19086 | 348744 | 0 | 0 | 889144 |
| **Revaluation of assets:** After-revaluation of fixed assets | 060 | 0 | 0 | 0 | 1097 | 0 | 0 | 0 | 0 | 1097 |
| Reduction of fixed so assets | 070 | ( 0 ) | ( 0 ) | ( 0 ) | ( 0 ) | ( 0 ) | ( 0 ) | ( 0 ) | ( 0 ) | ( 0 ) |
| After valuation of non- completed construction | 080 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |

| 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 | 11 |
|---|---|---|---|---|---|---|---|---|---|---|
| Reduction of non- completed completed construction | 090 | ( 0 ) | ( 0 ) | ( 0 ) | ( 0 ) | ( 0 ) | ( 0 ) | ( 0 ) | ( 0 ) | ( 0 ) |
| After -valuation of intangible assits | 100 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Reduction of value of intangible assets | 110 | ( 0 ) | ( 0 ) | ( 0 ) | ( 0 ) | ( 0 ) | ( 0 ) | ( 0 ) | ( 0 ) | ( 0 ) |
| Indexation of retired fixed assets | 120 | 0 | 0 | 0 | ( 3776 ) | 0 | 0 | 0 | 0 | ( 3776 ) |
| **Net profit (loss) Over reporting period** | 130 | 0 | 0 | 0 | 0 | 0 | 102663 | 0 | 0 | 102663 |
| **Distribution of profit:** Payment to shareholders (dividends) | 140 | 0 | 0 | 0 | 0 | 0 | ( 2996 ) | 0 | 0 | ( 2996 ) |
| Direction of profit to Statute capital | 150 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Deduction to reserve capital | 160 | 0 | 0 | 0 | 0 | 907 | ( 907 ) | 0 | 0 | 0 |
| | 170 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **Installments of shaeholders** Contribution into capital | 180 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Repayment of debt from the capital | 190 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| | 200 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **Withdrawal of capital** Redamption of stock (share) | 210 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Resale of redeemed shares shares | 220 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Anullment of redeamed shares | 230 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Withdrawal of a share from the capital | 240 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Reduction of nominal value of shares | 250 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |

| 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 | 11 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Other changes in capital:** Write off of non-com-pencated expences | 260 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Freely acquired assets | 270 | 0 | 0 | 0 | 645 | 0 | 0 | 0 | 0 | 645 |
| ZU "Further development of mining-metallurgical complex" | 280 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **Total changes in capital** | 290 | 0 | 0 | 0 | ( 2034 ) | 907 | 98760 | 0 | 0 | 97633 |
| **Remainder as of the end of the year** | 300 | 13471 | 0 | 37181 | 468628 | 19993 | 447504 | 0 | 0 | 986777 |

## NOTES:

Changes in remainders as of the beginning of the period are carried out in connection with write off of sums of after-valuations of fixed assets objects, which were removed and found errors, which value : not significant.

1.Over reporting period there wasn't any additional shares emission of the Company

2. Shares in statute capital by separate type and categories

2.1. Number of issued shares is equal to 53 885 000 (fifty three million eight hundred eighty five thousand) of ordinary registered shares, which are completely paied up in full at value not less than nominal

2.2. Nominal value of one share – 0,25 UAH

2.3. Over the reporting period there were no changed in the number of shares which are in turn over

2.4. Company shareholders have the right:

- to participate in management of Company according to procedures envisaged with the Statute;
- to participate in distribution of Company profit and to obtain it's share (dividends). Right to obtain share of profit (dividends) in proportion to the share of each partner belong to persons, who are share-olders of the company as of the beginning of dividend payment terms;
- to obtain all information about one's personal account, and also information on Company activity. At the request of a participant, the Company is obliged to represent him for familiarization annual bal-nces, reports on the Company activity, minutes of meetings;
- to join the Company and to leave it according to procedures, established by the state;
- to obtain a part of Company property value in case of it's liquidation in proportion to nominal value of Company shares belonging to him;
- to sell, to present, to exchange, to pledge, to inherit, to draw up a will on all or part of shares, which belong to him;
- to have priority to acquisition of shares of further esmissions;
- to transfer management on one's shares (one's vote inclusive) to another person;
- and also any other actions, that do not contradict the law;

2.5. There are no shares belonging the Company itself, it's subsidiaries and associated enterprises;

2.6. Founder of the Company is the State in the person of State Property Fund of Ukraine and organization of leaseholders Nizhnedneprovskiy Tube Rolling plant named after Karl Libknekht, registered by ie order of Executive Committee of Dniepropetrovs City Coumcil of people deputies dated Decembed 30, 1992 No 1205-p.

As of January 1, 2005 there are no ordinary shares of the Company in possession of State Property Fund of Ukraine, there are 2 922 706 (two million nine hundred twenty two thousand seven hundred six) ieces of ordinary registered shares, which makes 5,42 of authorized capital.

2.7. As of January 1, 2005 in possession of Company Executive Body members there are 2 051 935 (two million fifty one thousand nine hundred thirty five ) shares.

Shares owners, whose part in authorized capital exceeds 5 % are:

- "ALLIED STEEL HOLDING B.V.";

- "ROSEN ASSET MANAGEMENT S.A.";
- "BLUMBERG INDUSTRIES LLC";
- Limited Liability Company "Kuvera"
- Limited Liability Company ""ABiKO"

3. There are no shares, reserved for issue according to options and other contracts
4. Due to the fact, that registered shares were not issued , there are no unpaid dividends on them.
5. There are no dividends, which were included (or not included) into obligations, when they were envisaged but formally not approved over reporting period.

In accordance with the Provision (standard) of accountancy 1 "General requirements to financial accountancy", approved by the order of Ministry of Finance of Ukraine as of March 31, 1999 № 87 p. 11 "in lines of financial accountancy forms, which have no indicators, a dash is inserted". When completing financial form "REPORT ABOUT OWN CAPITAL THROUGH" with help of "AFR-OJSC "this possibility is not envisaged, that is why in lines of "REPORT ABOUT OWN CAPITAL THROUGH", which have no indicators, "0" is inserted.

| | | |
|---|---|---|
| Chairman | (signature) | Yesaulov Gennadiy Oleksandrovych<br>(name) |
| Chief accountant | (signature) | Sokolova Iryna Volodymyrivna<br>(name) |

Seal:
Ukraine city of Dnipropetrovs'k
Open Joint-Stock Company
"Nizhnedneprovsky Tube Rolling Plant"
05393116

Approved by the Order
Of the Ministry of Finance of Ukraine
Dated November 29, 2000 #302

| | CODES | | |
|---|---|---|---|
| Data (year, month, day) | 2004 | 1 | 01 |
| by EDRPOU | 05393116 | | |
| by KOATUU | 1210137200 | | |
| by SPODU | 6024 | | |
| by ZKGNG | 12140 | | |
| by KVED | 27.10.0 | | |
| | | | |
| Control sum | | | |

Enterprise:
**"Nizhnedneprovsky tube-rolling plant" open joint-stock Company**
Territory:
Organ of State control: **Open joint-stock companies established on the base of state enterprises**
Branch (type of activity) **Tubes production**
Form of economic activity: : **Ferrous metallurgy**
Number of employees **9609**
Unit of measurement: **th.grn.**

# NOTES TO THE ANNUAL FINANCIAL REPORT
# 2004 year (consolidated)

Form №5 Code by DKUD 1801003

## I. Intangible assets

| Groups of intangible assets | Code of line | Balance as per the beginning of the year | | Received during a year | Reevaluation (after-valuation+, marking down-) | | Withdrawn within year | | Charged depreciation per year | Losses from decrease in efficiency per year | Other changes for the year | | Balance as per the end of the year | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Initial (reevaluated value) | Wear and tear | | Initial (re-evaluated value) | Wear and tear | Initial (reevaluated value) | Wear and tear | | | Initial (re-evaluated value) | Wear and tear | Initial (re-evaluated value) | Wear and tear |
| 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 | 11 | 12 | 13 | 14 | 15 |
| natural resources | 010 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Rights on usage of property | 020 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Rights on goods and services marks | 030 | 25 | 2 | 0 | 0 | 0 | 0 | 0 | 2 | 0 | 0 | 0 | 25 | 4 |
| Rights on objects of industrial property | 040 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Copyrights and allied to them rights | 050 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| | 060 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Other intangible assets | 070 | 308 | 229 | 0 | 0 | 0 | 0 | 0 | 21 | 0 | 0 | 0 | 308 | 250 |
| **Total** | **080** | **333** | **231** | **0** | **0** | **0** | **0** | **0** | **23** | **0** | **0** | **0** | **333** | **254** |

| | | | |
|---|---|---|---|
| From line 080 column 14 | value of intangible assets , as to which property right restrictions exist | (081) | 0 |
| | value of pledged intangible assets | (082) | 0 |
| | value of intangible assets created by an enterprise | (083) | 0 |
| From line 080 column 5 | value of intangible assets, obtained at the expense of purpose assignments | (084) | 0 |
| From line 080 column 15 | accumulated amortization of intangible assets, as to which property right restrictions exist | (085) | 0 |

## II. Fixed assets

| Groups of material assets | Line code | Remainder as on the beginning of the year | | Received For year | Revaluation (after valuation +price reduction 0) | | Annual loss | | Amortization charged for year | Expenses from reduction of usefulness | Other changes for year | | Remainder as of the end of the year | | Including | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | | | | | | | | Obtained for financial rent | | Transfered to operational rent | |
| | | Original (revalued) value | Depreciation | | Original (revalued) value | Depreciation | Original (revalued) value | Depreciation | | | Original (revalued) value | Depreciation | Original (revalued) value | Depreciation | Original (revalued) value | Depreciation | Original (revalued) value | Depreciation |
| 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 | 11 | 12 | 13 | 14 | 15 | 16 | 17 | 18 | 19 |
| Land sites | 100 | 0 | 0 | 3702 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 3702 | 0 | 0 | 0 | 0 | 0 |
| Capital expenses for land improvement | 110 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Buildings, constructions ransfer units | 120 | 484913 | 260495 | 6830 | 1097 | 552 | 1377 | 563 | 11597 | 0 | 0 | 0 | 491463 | 272081 | 0 | 0 | 3885 | 1648 |
| Machines and equipment | 130 | 640080 | 460652 | 17914 | 0 | 0 | 2154 | 1891 | 27230 | 0 | 1098 | 0 | 656938 | 485991 | 0 | 0 | 2509 | 1503 |
| Transportation facilities | 140 | 19881 | 14913 | 664 | 0 | 0 | 748 | 647 | 953 | 0 | 0 | 0 | 19797 | 15219 | 0 | 0 | 0 | 0 |
| Tooling, devices inventory (furniture) | 150 | 16719 | 9096 | 1791 | 0 | 0 | 196 | 172 | 1286 | 0 | 0 | 0 | 18314 | 10210 | 0 | 0 | 0 | 0 |
| Working and stock | 160 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Perennial planting | 170 | 654 | 323 | 0 | 0 | 0 | 0 | 0 | 46 | 0 | 0 | 0 | 654 | 369 | 0 | 0 | 0 | 0 |
| Other fixed assets | 180 | 33093 | 17094 | 378 | 0 | 0 | 203 | 187 | 964 | 0 | 0 | 0 | 33268 | 17871 | 0 | 0 | 5 | 3 |
| Library stock | 190 | 5 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 5 | 0 | 0 | 0 | 0 | 0 |
| Not valuable non-tangiable assets | 200 | 637 | 257 | 133 | 0 | 0 | 177 | 80 | 118 | 0 | 0 | 0 | 593 | 295 | 0 | 0 | 0 | 0 |
| Temporary (non-title) structures | 210 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Natural resources | 220 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Returnable container | 230 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Lease items | 240 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |

| 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 | 11 | 12 | 13 | 14 | 15 | 16 | 17 | 18 | 19 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Other non-current tangible assets | 250 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **Total** | 260 | 1195982 | 762830 | 31412 | 1097 | 552 | 4855 | 3540 | 42194 | 0 | 1098 | 0 | 1224734 | 802036 | 0 | 0 | 6399 | 3154 |

| | | | |
|---|---|---|---|
| From line 260 column 14 | value of capital assets, as to which property right restrictions, stipulated with the currently in force law, exist | (261) | 0 |
| | value of pledged fixed assets | (262) | 132997 |
| | Residual value of fixed assets, which temporary are not used (non-use, reconstruction and so on) | (263) | 0 |
| | residual value of fixed assets, withdrawn from usage for sale | (264) | 0 |
| | original (revalued)value completely amortized fixed assets | (265) | 9631 |
| From line 260 column 5 | value of fixed assets, obtained at the expence of purpose financing | (266) | 1685 |
| Value of fixed assets taken for operational rent | | (267) | 3618 |
| From line 260 column 15 | depreciation of fixed assets as to which property right restrictions exist | (268) | 0 |

## III. Capital investments

| Index description | Line code | For year | As of the end of the year |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Capital construction, | 280 | 31276 | 24889 |
| Purchase (manufacture) of fixed assets | 290 | 2415 | 0 |
| Equisition (manufacture) of other non-current tangible assets | 300 | 22 | 12 |
| Purchase (manufacture) intangible assets | 310 | 415 | 415 |
| Formation of main stock | 320 | 0 | 0 |
| Others | 330 | 0 | 0 |
| **Total** | 340 | 34128 | 25316 |

## IV. Financial investments

| Index description | Line code | For year | As of the end of the year | |
|---|---|---|---|---|
| | | | Long-term | Current |
| 1 | 2 | 3 | 4 | 5 |
| **A. Financial investments under the method of shareholding:** | | | | |
| association enterprises | 350 | 0 | 20115 | 0 |
| Branch establishments | 360 | 0 | 0 | 0 |

| 1 | 2 | 3 | 4 | 5 |
|---|---|---|---|---|
| Joint activity | **370** | 0 | 0 | 0 |
| **Б. Other financial investments in:** | | | | |
| Shares in authorised capital of other enterprises | **380** | 0 | 0 | 0 |
| shares | **390** | 11162 | 0 | 0 |
| loan securities | **400** | 0 | 0 | 0 |
| others | **410** | 671452 | 972089 | 0 |
| **Total** | **420** | **682614** | **992204** | **0** |

| | | | |
|---|---|---|---|
| From line 045 gr. 4 Balance | other long term financial investments are: | | |
| | at prime cost | **(421)** | 972089 |
| | at fair cost | **(422)** | 0 |
| | at depreciated cost | **(423)** | 0 |
| From line 220 gr. 4 Balance | current financial investments are shown: | | |
| | at prime cost | **(424)** | 0 |
| | at fair cost | **(425)** | 0 |
| | at depreciated cost | **(426)** | 0 |

## V. Profit and expenses

| Index description | Line code | Profit | Expenses |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| **A. Other operational profit and expenses** | | | |
| operation assets rent | **440** | 1110 | 0 |
| operation exchange rate difference | **450** | 8171 | 2793 |
| Realization of other current assets | **460** | 21949 | 17129 |
| Penalty, fine, forfeit | **470** | 1156 | 564 |
| Keeping (support of housing -communal and житлово0комунального social - cultural units) | **480** | 8249 | 11097 |
| Other operational profit and expences | **490** | 285149 | 297891 |
| including: deduction reserve of doubtful debts | **491** | X | 0 |
| Unproductive expences | **492** | X | 0 |
| **Б. Profit and expenses from participation in capital , investments in:** | | | |
| Associated enterprises | **500** | 1743 | 0 |

| 1 | 2 | 3 | 4 |
|---|---|---|---|
| Branch establishments | **510** | 0 | 0 |
| Joint activity | **520** | 0 | 0 |
| **B. Other financial profit and expenses** | | | |
| Dividends | **530** | 0 | X |
| Interest | **540** | X | 11705 |
| Financial rent of assets | **550** | 19 | 0 |
| Other financial profit and expenses | **560** | 0 | 0 |
| **G. Other profit and expenses** | | | |
| Realization of financial investments | **570** | 2319 | 4394 |
| Realization of non-current assets | **580** | 500 | 159 |
| Realization of property complex | **590** | 0 | 0 |
| Non-operation exchange rate difference | **600** | 0 | 0 |
| Free obtained assets | **610** | 2 | X |
| Non-current assets write off | **620** | X | 356 |
| Other profit and expenses | **630** | 4282 | 18823 |

Exchange of commodities (barter),products (goods, works, services) **(631)** 0

Part of profit from realization of products (goods, works, services) on exchange of commodities (barter) contracts with involved parties **(632)** 0 %

## VI. Monetary resources

| **Index description** | Line **code** | As of the end of the year |
|---|---|---|
| **1** | **2** | **3** |
| Cash | **640** | 30 |
| Current bank account | **650** | 138621 |
| Other bank accounts (letters of gredit, cheque-books) | **660** | 162 |
| Travel expences | **670** | 9 |
| Equivalents of monetary resources | **680** | 52 |
| **Total** | **690** | **138874** |

From line 070 gr. 4 Balance Monetary resources, which usage is restricted **(691)** 0

## VII. Provision and Reserves

| Types of provision and reserves | Line code | Remainder as of the beginning of the year | Increase for reported year | | Used in reporting year | Non-used sum in reporting year | Sum of expected compensation of expenses by other party, which is taken account of at estimation of security. | Reminder as of the end of the year |
|---|---|---|---|---|---|---|---|---|
| | | | Calculated (created) | Additional deductions | | | | |
| 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 |
| Provision of employees holiday payment | 710 | 5730 | 13411 | 0 | 12543 | 0 | 0 | 6598 |
| Further expenses on additional pension provision | 720 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Provision further expenses on guarantee liabilities | 730 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Provision of further expenseson on restructuring | 740 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Provision of further expenses on fulfillment of obligations on aggravated contracts | 750 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Reward payment on reporting year results | 760 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| | 770 | 5338 | 11625 | 0 | 5338 | 0 | 0 | 11625 |
| Reserve for doubtful debts | 775 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **Total** | 780 | **11068** | **25036** | **0** | **17881** | **0** | **0** | **18223** |

## VIII. Stores

| Index description | Line code | Balance sheet cost as of the end of the year | Revaluation for a year | |
|---|---|---|---|---|
| | | | Increase of net cost of sales * | Price reduction |
| 1 | 2 | 3 | 4 | 5 |
| Raw materials and materials | 800 | 74906 | 0 | 488 |
| Purchased semi-finished product and component parts | 810 | 86 | 0 | 0 |
| Fuel | 820 | 7114 | 0 | 0 |

| 1 | 2 | 3 | 4 | 5 |
|---|---|---|---|---|
| Package and packing materials | **830** | 1710 | 0 | 0 |
| Construction materials | **840** | 0 | 0 | 0 |
| Spare parts | **850** | 24073 | 0 | 0 |
| Agricultural materials | **860** | 0 | 0 | 0 |
| Livestock for feeding | **870** | 0 | 0 | 0 |
| Low value and high wear items | **880** | 30838 | 0 | 0 |
| Incompleted production | **890** | 54498 | 0 | 0 |
| Finished produce | **900** | 80548 | 0 | 0 |
| Goods | **910** | 1156 | 0 | 0 |
| **Total** | **920** | **274929** | **0** | **497** |

From line 920 column 3 Balance sheet value:

| | | |
|---|---|---|
| Specified as net sales cost | **(921)** | 573 |
| Transferred for processing | **(922)** | 428 |
| Pledged | **(923)** | 0 |
| Transferred for commission | **(924)** | 0 |
| Assets on responsible custody (extra belance account 02) | **(925)** | 0 |

* determined according p. 28 Regulations of (standard ) on financial accountancy 9 "Stores".

## IX. Debtor indebtedness

| Index description | Line code | Total as of the end yearВсього на of the year | Breach of terms of repayment inclusive | | |
|---|---|---|---|---|---|
| | | | up to 3 months | from 3 to 6 months | from 6 to 12 months |
| 1 | 2 | 3 | 4 | 5 | 6 |
| Debtor indebtedness for goods, works, services | **940** | 181387 | 180827 | 425 | 135 |
| Other current debtor indebtedness | **950** | 275380 | 262717 | 10909 | 1754 |

| | | |
|---|---|---|
| Hopeless debtor indebtedness written off in reporting period | **(951)** | 0 |
| From lines 940 and 950 column 3 indebtedness with involved parties | **(952)** | 0 |

## X. Shortages and expenses of value damage

| Index description | Line Code | Sum |
|---|---|---|
| 1 | 2 | 3 |
| Discovered (written off) cash shortage and losses per year | 960 | 63 |
| Acknowledged as indebteness of officials in the reported year | 970 | 0 |
| Cash shortage and losses , final decision concerning guilty persons , because of whom as of the end of the year not received(extra balance account 072) | 980 | 0 |

## XI. Construction contracts

| Index description | Line code | Sum |
|---|---|---|
| 1 | 2 | 3 |
| Income on construction contracts for financial year | 1110 | 0 |
| Indebtedness as of the end of reported year: | | |
| gross indebtedness | 1120 | 0 |
| gross indebtedness | 1130 | 0 |
| from prepayment receivedx | 1140 | 0 |
| Sum of delayed funds as of the end of the year | 1150 | 0 |
| Cost of works, carried out by subcontractors on unfinished construction contracts | 1160 | 0 |

## XII. Income tax

| Index description | Line code | Sum |
|---|---|---|
| 1 | 2 | 3 |
| Current income tax | 1210 | 60361 |
| Deferred tax assets:<br>as of the beginning of the reported year | 1220 | 31998 |
| as of the end of reported year | 1225 | 33960 |
| Deferred tax liabilities::<br>as of the beginning of the reporting year | 1230 | 0 |
| as of the end of reporting year | 1235 | 0 |
| Included into financial results report 0 total | 1240 | 58399 |

| 1 | 2 | 3 |
|---|---|---|
| Including :<br>Current income tax | 1241 | 60361 |
| decrease (increase) of deffered tax assets | 1242 | 1962 |
| increase (decrease) of deffered tax liabilities | 1243 | 0 |
| Specified in owned capital 0 total | 1250 | 0 |
| including:<br>current income tax | 1251 | 0 |
| decrease (increase) deffered tax assets | 1252 | 0 |
| increase (decrease) of deffered tax liabilities | 1253 | 0 |

## XIII. Use of amortization charges

| Index description | Line code | Sum |
|---|---|---|
| 1 | 2 | 3 |
| Calculated for reporting year | 1300 | 42217 |
| Used for year 0 total | 1310 | 0 |
| Including for:<br>objects construction | 1311 | 0 |
| Purchase (production) and improvement of fixed assets | 1312 | 0 |
| of them machines and equtpment | 1313 | 0 |
| equipment (generation) of intangible assets | 1314 | 0 |
| repayment of loans obtained for capital investments | 1315 | 0 |
| | 1316 | 0 |
| | 1317 | 0 |

Chairman (signature) Yesaulov Gennadiy Oleksandrovych
(name)

Chief accountant (signature) Sokolova Iryna Volodymyrivna
(name)

Seal:
Ukraine city of Dnipropetrovs'k
Open Joint-Stock Company
"Nizhnedneprovsky Tube Rolling Plant"
05393116

**STATE STATISTIC REPORT**

| CODES | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Forms of documents according to the DCUD | Organization-owner – identification code according to the EDRPOU | Territory according to the SPATO | Industry according to the ZKGNG | Kind of economic activity according to the KVED | Pattern of ownership according to the KFV | Legal forms of economic activity according to the KOPFG | Ministry, department, association, company according to the SPODU | Superior entity – identification code according to the EDRPOU | | Check amount |
| 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 | 11 |
| | 05393116 | 1210137200 | 12140 | 27.10.0 | 20 | | 6024 | | | |

Department (state department), MDO, concern, association
**Open joint-stock companies, created on the state enterprises base**
Organization
**"Nizhnedneprovsky tube-rolling plant" Open Joint-Stock Company**
Address
**49084, Dnipropetrovsk, 621, Stoletova str.**
Form of property **Private property**

Form of activities **Ferrous metallurgy**

**Form №2-Б urgent (quarter, annual)**
Approved by Order of Statistics Department of Ukraine №190 of 29.07.97

Present this form all of associations, enterprises, banks, insurance and other organizations to the statistics organ by location place (excluding institution supported at account of budget). Quarter form should be presented no later of number 21 after quarter under review. Annual form – no later February 21..

# REPORT
# ABOUT SECURITIES ISSUE/REALIZATION/CIRCULATION THROUGH JANUARY-DECEMBER, 2004

***Section I. Issue and distribution of securities by the emitter***

| | Line code | Available at the beginning of the year | Issued during the accounting period | Total available at the beginning of the year and issued during the accounting period | Disrtibuted at the beginning of the year | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Total | Including | | |
| | | | | | | Legal entities | Persons | Investors from other countries |
| A | Б | 1 | 2 | 3 | 4 | 5 | 6 | 7 |
| **Total** | **010** | **52356** | **107335** | **159691** | **52356** | **41701** | **4696** | **5959** |
| including: | | | | | | | | |
| Shares | 020 | 13471 | 0 | 13471 | 13471 | 2816 | 4696 | 5959 |
| Including:: - ordinary | 021 | 13471 | 0 | 13471 | 13471 | 2816 | 4696 | 5959 |
| - preference | 022 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Bonds | 030 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |

| A | Б | 1 | 2 | 3 | 4 | 5 | 6 | 7 |
|---|---|---|---|---|---|---|---|---|
| Including: republican bonds | 031 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| - interprise bonds | 032 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Treasury bonds | 040 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Saving certificates (deposit) | 050 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Bills | 060 | 38885 | 107335 | 146220 | 38885 | 38885 | 0 | 0 |
| Other securities | 070 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Authorised fund at the beginning of the year | 080 | 13471 | X | X | X | X | X | X |
| By the end of the accounting pe- | 090 | 13471 | X | X | X | X | X | X |

| | Line code | First placed during the accounting period | | | | Total placed | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | total | including: | | | total | including: | | |
| | | | Legal entities | Persons | Investors from other countries | | Legal entities | Persons | Investors from other countries |
| A | Б | 8 | 9 | 10 | 11 | 12 | 13 | 14 | 15 |
| Total | 010 | 107335 | 107335 | 0 | 0 | 159691 | 149036 | 4696 | 5959 |
| Shares | 020 | 0 | 0 | 0 | 0 | 13471 | 2816 | 4696 | 5959 |
| Including:: - ordinary | 021 | 0 | 0 | 0 | 0 | 13471 | 2816 | 4696 | 5959 |
| - preference | 022 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Bonds | 030 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Including: republican bonds | 031 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| - interprise bonds | 032 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Treasury bonds | 040 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Saving certificates (deposit) | 050 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Bills | 060 | 107335 | 107335 | 0 | 0 | 146220 | 146220 | 0 | 0 |
| Other securities | 070 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |

## Section П. Turnover of securities

| | | Securities of the emitter | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Total from at the beginning of the year and issued during the accounting period | розміщено в цілому | | Purchased for the accounting period | Resold for the accounting period | | Paid off for the accounting period | Balance of unsold securities by the end of the accounting period | Dividends and interests paid in the accounting period |
| | | | Total | Including for the privatised accounts | | Total | Including for the privatised accounts | | | |
| A | Б | 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 |
| Total | 100 | 159691 | 159691 | 702 | 104215 | 0 | 0 | 104215 | 0 | 2961 |

| А | Б | 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 |
|---|---|---|---|---|---|---|---|---|---|---|
| Including: Shares | 110 | 13471 | 13471 | 702 | 0 | 0 | 0 | 0 | 0 | 2961 |
| Including:: - ordinary | 111 | 13471 | 13471 | 702 | 0 | 0 | 0 | 0 | 0 | 2961 |
| - preference | 112 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Bonds | 120 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Including: republican bonds | 121 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| - interprise bonds | 122 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Treasury bonds | 130 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Saving certificates (de- | 140 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Bills | 150 | 146220 | 146220 | 0 | 104215 | 0 | 0 | 104215 | X | 0 |
| Other securities | 160 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |

| | | Securities of the other emitters | | | | | |
|---|---|---|---|---|---|---|---|
| | | Balance at the beginning of the year | Purchased for the accounting period | | Sold for the accounting period | Balance at the end of the year | Dividends and interests paid in the accounting period |
| | | | Total | Including for the privatised accounts | | | |
| А | Б | 10 | 11 | 12 | 13 | 14 | 15 |
| Total | **100** | **48166** | **11161** | **0** | **0** | **59327** | **0** |
| Including: Shares | 110 | 10455 | 11161 | 0 | 0 | 21616 | 0 |
| Including:: - ordinary | 111 | 10455 | 11161 | 0 | 0 | 21616 | 0 |
| - preference | 112 | 0 | 0 | 0 | 0 | 0 | 0 |
| Bonds | 120 | 0 | 0 | 0 | 0 | 0 | 0 |
| Including: republican bonds | 121 | 0 | 0 | 0 | 0 | 0 | 0 |
| - interprise bonds | 122 | 0 | 0 | 0 | 0 | 0 | 0 |
| Treasury bonds | 130 | 0 | 0 | 0 | 0 | 0 | 0 |
| Saving certificates (deposit) | 140 | 0 | 0 | 0 | 0 | 0 | 0 |
| Bills | 150 | 0 | 0 | 0 | 0 | 0 | 0 |
| Other securities | 160 | 37711 | 0 | 0 | 0 | 37711 | 0 |

## Section III. Volumes of mutual investments in the form of securities

| | Code of line | Securities of resident-emitter in nonresidents | | | | |
|---|---|---|---|---|---|---|
| | | Remainder in nonresidents on the year beginning | Bought by nonresidents through period under review | Ransomed from nonresidents by resident-emitter through period under review | Remainder in nonresidents on the end of period under review | Dividends, percentage paid to nonresidents for period under review |
| A | B | 1 | 2 | 3 | 4 | 5 |
| Total | 170 | 5959 | 0 | 0 | 5959 | 1829 |
| including:<br>Stocks | 180 | 5959 | 0 | 0 | 5959 | 1829 |
| Bonds | 190 | 0 | 0 | 0 | 0 | 0 |
| Treasury obligatory | 200 | 0 | 0 | 0 | 0 | 0 |
| Saving certificates (deposit) | 210 | 0 | 0 | 0 | 0 | 0 |
| Bill of exchange | 220 | 0 | 0 | 0 | 0 | 0 |
| | 230 | 0 | 0 | 0 | 0 | 0 |
| | 240 | 0 | 0 | 0 | 0 | 0 |
| Total | 170 | 0 | 0 | 0 | 0 | 0 |
| including:<br>Stocks | 180 | 0 | 0 | 0 | 0 | 0 |
| Bonds | 190 | 0 | 0 | 0 | 0 | 0 |
| Treasury obligatory | 200 | 0 | 0 | 0 | 0 | 0 |
| Saving certificates (deposit) | 210 | 0 | 0 | 0 | 0 | 0 |
| Bill of exchange | 220 | 0 | 0 | 0 | 0 | 0 |
| | 230 | 0 | 0 | 0 | 0 | 0 |
| | 240 | 0 | 0 | 0 | 0 | 0 |

January,1 2005 .

**Tislenko Nataliya** 35-96-88
(executor) (telephone)

Chairman (signature) Yesaulov Gennadiy Oleksandrovych
(name)

Chief accountant (signature) Sokolova Iryna Volodymyrivna
(name)

Seal:
Ukraine city of Dnipropetrovs'k
Open Joint-Stock Company
"Nizhnedneprovsky Tube Rolling Plant"
05393116

# MINUTES # 10
## of general shareholders' meeting
## of Opened Joint- Stock Company
## "Nizhnedneprovsky tube rolling plant"

Dniepropetrovsk April 8, 2005

Chairman of the Board – General Director Yesaulov Gennady Oleksandrovych greets shareholders and their representatives, those present in the hall.

Chairman of the Board – General Director informs, that registration of shareholders and their representatives those came to the meeting , has been carried out by registrar of Company – Limited Liability Company"Alfa-Invest".

Representative of registrar Klyuchnik Larisa Nikolaevna is given the floor to read out Minutes on results of registration of those shareholders attended meeting.

In accordance with By-law of Opened Joint - Stock Company "Nizhnednprovsky tube rolling plant" the total number of votes is equal to 53 885 000.

For participation in general meeting of shareholders with the right to vote, there have been registered 54 participants (shareholders and their representatives), which represent 44 657 138 votes, which make 82, 8749 % of the total number of votes.

According to article 41 of the Law of Ukraine on «Economics companies», control for registration of shareholders, those came to participate in the general meeting of shareholders was carried out by representatives of State Committee on securities and share market Bespalko Alexandr Ivanovich and Stepanenko Alexandr Vasilievich and also representatives of shareholders «AV and CKO» and «Kuvera» Ltd Pochekai Marina Vital'evna and Ostapenko Evgeny Sergeevich.

Bespalko A.I and Pochekay M.V. read out Minutes on registration control for shareholders for participation in general shareholders' meeting of Company.

In accordance with the Law of U kraine on «Economics companies» meeting is competent.

President-general director informs the shareholders that **Meeting is announced to be open**

At the suggestion of Chareman - General director, membership of counting commission is put to the approval. Counting commission gas been proposed to be elected comprising:

Bezbakh V.Ya., Vasilenko Yu.V., Gorbulin A.V., Gubarenko S.V., Ivashova O.A., Krasnikov M.E., Kuprenko N.S., Kucherenko O.V., Лisenko E.V., Marchenko V.P., Molotkova A.O.,Nedashkovskaya L.I., Onishenko N.V., Pisanenko N.A, Savizkaya T.V., Semenova V.A., Sklyar G.V., Staroverova L.G., Chechelnitskiy A.N.

Chairman of the Board - General director informs that before selection of counting commission, registrar counts up votes, participating in voting on issues for adoption, submitted to general meeting of shareholders. It is proposed to put to the vote the issue on approval of proposed membership of counting commission. To vote for a list. Other proposals on voting procedure were not submitted. Registrar is proposed to start to count votes on approval of proposed membership of counting commission.

Voting is held.

Registrar's representative Klyuchnik Larisa Nikolaevna is asked to read out voting results.

*RESOLVED:*

To approve proposed membership of counting commission of general shareholders meeting of OJSC "NTRP" comprising of:

Bezbakh V.Ya., Vasilenko Yu.V., Gorbulin A.V., Gubarenko S.V., Ivashova O.A., Krasnikov M.E., Kuprenko N.S., Kucherenko O.V., Лisenko E.V., Marchenko V.P., Molotkova A.O.,Nedashkovskaya L.I., Onishenko N.V., Pisanenko N.A, Savizkaya T.V., Semenova V.A., Sklyar G.V., Staroverova L.G., Chechel'nitskiy A.N.

Voting results according to registrar's Minutes on votes count:

| | | | | | |
|---|---|---|---|---|---|
| "for" | - | 40 831 862 | votes, which make | 91, 43 | % |
| "against" | - | there are no | | | |
| "abstained" | - | 3 824 490 | votes, which make | 8,56 | % |
| "did not participate in voting" | - | 786 | votes, which make | 0,0018 | % |

Accepted by a majority .

Member of counting commission Krasnikov M.E was asked to read out Minutes # 1 of counting commission of general shareholders meeting of OJSC ""NTZ" dated April 8, 2005.

Krasnikov M.E.: According to Minutes # 1 of counting commission of general shareholders meeting of OJSC "NTZ" dated April 8, 2005.

*RESOLVED:*

To select Counting Commission Chairman - Krasnikov Maxim Eduardovich.

To select Counting Commission Secretary - Nedashkovskaya Lyudmila Ivanovna.

Chairman of the Board – General Director proposes selected Counting Commission to start to count votes on voting of the following issues submitted for consideration to general shareholders' meeting

President of the Board – General Director proposes to select Chairman of general shareholders meeting Gorb Evgeniy Vasilievich. Other proposal were not submitted. Issue is put to the vote. Counting Commisiion was proposed to count votes.

*RESOLVED:*

To select Meeting Chairman Gorb Evgeniy Vasilievich.

Voting results according to Minutes # 2 of counting commission meeting:

| | | | | | |
|---|---|---|---|---|---|
| "for" | - | 42 170 198 | votes, which makes | 94,43 | % |
| "against" | - | there are no | | | |
| "abstained" | - | there are no | | | |
| "did not participate in voting" | - | 2 486 940 | votes, which makes | 5,57 | % |

Accepted by a majority .

Gorb E.V. entered upon the duties of meeting chairman

At the suggestion of meeting chairman, issue on selection of meeting secretary and secretariat is put to the vote. Meeting chairman proposes to select meeting secretary Bondarenko L.G. and secretariat, proposed by Ordanizing Committee comprising: Karpenko M.V., Zheleznyak N.I., Khomenko L.B., Miroshnichenko I.E. Other proposals on candidatures of meeting secretary and secretariat were not submitted. Issue is put to the vote. Counting commission is proposed to count votes.

*RESOLVED:*
To select secretary of meeting Bondarenko L.G and secretariat comprising: Karpenko M.V., Zheleznyak N.I., Homenko L.B., Miroshnichenko I.E.

Voting results according to Minutes # 3 of counting commission meeting:

| | | | | | |
|---|---|---|---|---|---|
| "for" | - | 40 832 648 | votes, which make | 91,44 | % |
| "against" | - | There are no | | | |
| "abstained" | - | 3 824 490 | votes, which make | 8, 56 | % |
| "did not participate in voting" | - | There are no | | | |

Accepted by a majority .

Chairman of meeting proposed to selected meeting secretary and secretariat to take places and to enter upon their duties:

At the suggestion of meeting chairman, membership of drafting committee, proposed by Organizing Committee, comprising shareholder's representative Belous P.I., shareholder Skosareva L.P., shareholder's representative Pochekai M.V. is put to approval

Other proposals on drafting committee candidatures were not submitted. Issue is put to the vote. Counting Commission is proposed to count votes

*RESOLVED:*
To select drafting committee comprising:
Belous P.I., Skosareva L.P., Pochekai M.V.

Voting results according to Minutes # 4 of counting commission meeting:

| | | | | | |
|---|---|---|---|---|---|
| "for" | - | 40 832 648 | votes, which make | 91,44 | % |
| "against" | - | There are no | | | |
| "abstained" | - | 3 824 490 | votes, which make | 8,56 | % |
| "did not participate in voting" | - | There are no | | | |

Accepted by a majority .

Meeting chairman proposed the following procedure of agenda issues consideration and order of general shareholders' meeting:

1. To approve a report of Company Board on the results of activity for 2004 and to approve basic directions of the Company activity in 2005 (reporter- Chairman of the Board-General Director Yesaulov G.A.) – up to 20 minutes.
2. To approve a report and conclusions of inspection Company commission on the results of control of financial- economic activity of Company for 2004 ( reporter – Chairman of inspection commission Melikidze A.A.) up to 10 minutes.
3. To approve annual financial reporting and results of financial-economic activity of Company for 2004 ( reporter – Director on finance and economics Nakhod A.I.) up to 15 minutes;
4. To approve the procedure of profit distribution, term and order of dividends payment ( reporter – Director on finance and economics Nakhod A.I.) up to 5 minutes;
5. To approve basic indices of financial – economic activity of the company for 2005 ( reporter – Director on finance and economics Nakhod A.I.) up to 10 minutes;.
6. To make changes of Company By-law ( reporter- Head of Legal Support Department Belous P.I.) – up to 5 minutes;
7. To recall and to select members of Supervisory Board and candidates in members of Supervisory board (reporter – Vice-Chairman of Supervisory Board Bondarenko L.G.) – up to 5 minutes;
8. To recall and to select members of Board (reporter – Head of Legal Support Department Belous P.I.) – up to 5 minutes;

Speaking during discussion- up to 3 minutes.

For efficient usage of time and objective appraisal of Company, it is proposed to consider agenda issues in the following order:

- to listen to first two agenda issues, than to proceed to vote on them;
- to listen to simultaneously 3, 4 and 5 agenda issues, than to proceed voting on them;

Meeting shall be held without break.

Questions to reporters and proposals should be submitted to secretariat in written form.

Other proposals on consideration the procedure of agenda issues and on the order of general shareholders meeting were not submitted.

Proposals of the Meeting Chairman on consideration the order of agenda issues and on the order of general shareholders meeting are put to vote. Counting Commission is proposed to count votes

*RESOLVED:*
To approve the suggested way of agenda issues consideration and the order of general shareholders meeting of OJSC "NTZ"

Voting results according to Minutes # 5 of counting commission meeting:

| | | | | | |
|---|---|---|---|---|---|
| "for" | - | 40 832 648 | votes, which make | 91,44 | % |
| "against" | - | There are no | | | |
| "abstained" | - | 3 824 490 | votes, which make | 8,56 | % |
| "did not participate in voting" | - | There are no | | | |

Accepted by a majority .

Adoption of resolutions on order issues is over, proceeded to consider agenda issues of meeting.

**1. HEARING: Item I and II of the agenda**

Report of the Chairman of the Board – General Director Yesaulov G.A. on report of Company Board regarding results of activity for 2004 and approval of main directions of Company activity in 2005.

*(Report is enclosed).*

Report of the Chairman of the Inspection commission Melikidze A.A on report and conclusions of Company Inspection commission on the results of carried out controls of financial - economic activity of the company for 2004

*(Report is enclosed).*

Proposals on considered agenda issues were not submitted to secretariat .Chairman of meeting suggested decisions drafts of agenda issues. Other proposals were not submitted. Draft decisions were put to vote. Counting commission is proposed to count votes.

**RESOLVED: (Item I of the agenda):**

1. To approve report of Company Board on the results of Company activity for 2004.
2. To approve basic directions of Company activity in 2005.

Voting results according to Minutes # 6 of counting commission meeting:

| | | | | | |
|---|---|---|---|---|---|
| "for" | - | 40 831 396 | votes, which make | 91,433 | % |
| "against" | - | There are no | | | |
| "abstained" | - | 3 824 490 | votes, which make | 8,564 | % |
| "did not participate in voting" | - | 1 252 | votes, which make | 0,003 | % |

Accepted by a majority .

**RESOLVED: (Item II of the agenda):**

To approve the report and conclusions of Company Inspection commission on the results of controls of financial - economic activity of the company for 2004.

Voting results according to Minutes # 7 of counting commission meeting:

| | | | | | |
|---|---|---|---|---|---|
| "for" | - | 40 831 396 | votes, which make | 91,433 | % |
| "against" | - | There are no | | | |
| "abstained" | - | 3 824 490 | votes, which make | 8,564 | % |
| "did not participate in voting" | - | 1 252 | votes, which make | 0,003 | % |

Accepted by a majority .

**II. HEARING: Item III, IV and V of the agenda**

Report of finances and economics director Nakhod A.I.:

- on annual financial reporting, results of financial - economic activity of Company in 2004;
- on the way of profit distribution, terms and procedure of dividends payment;
- on main indices of financial - economic activity of Company for year 2005.

*(Reports are enclosed).*

Proposals on these issues of the agenda were not submitted to secretariat . Chairman of the meeting proposed drafts of decisions on agenda issues. Other proposals were not submitted. Draft decisions were put to vote. Counting Commission is proposed to count votes.

**RESOLVED: (Item III of the agenda):**

1. To approve annual financial reporting for 2004.
2. To approve results of financial - economic activity of the company in 2004.

Voting results according to Minutes # 8 of counting commission meeting:

| | | | | | |
|---|---|---|---|---|---|
| "for" | - | 40 829 714 | votes, which make | 91,429 | % |
| "against" | - | 1 682 | votes, which make | 0,004 | % |
| "abstained" | - | 3 824 490 | votes, which make | 8,564 | % |
| "did not participate in voting" | - | 1 252 | votes, which make | 0,003 | % |

Accepted by a majority .

**RESOLVED: (Item IV of the agenda):**

1. To approve suggested procedure of profit distribution:

- to allot the earned net profit in the amount of 102 663 thousand UAH in the own capital of the Company for development of production;
- not to allot profit in reserve fund and dividends fund.

2. Due to the fact, that profit is not allotted to dividends fund, the term and procedure of dividends payment shall not be approved.

Voting results according to Minutes # 9 of counting commission meeting:

| | | | | | |
|---|---|---|---|---|---|
| "for" | - | 40 745 302 | votes, which make | 91,240 | % |
| "against" | - | 1 682 | votes, which make | 0,004 | % |
| "abstained" | - | 3 827 690 | votes, which make | 8,571 | % |
| "did not participate in voting" | - | 82 464 | votes, which make | 0,185 | % |

Accepted by a majority .

**RESOLVED: (Item V of the agenda):**

To approve basic indices of financial - economic activity of the company (planned budget) for 2005:

| | |
|---|---|
| - net profit (returns) of product sales | 3 116 mln. UAH.; |
| - prime cost of goods sold | 2 766 mln. UAH.; |
| - net profit not less than | 230 mln. UAH. |

Voting results according to Minutes # 10 of counting commission meeting:

| | | | | | |
|---|---|---|---|---|---|
| "for" | - | 40 829 714 | votes, which make | 91,429 | % |
| "against" | - | 1 682 | votes, which make | 0,004 | % |
| "abstained" | - | 3 824 490 | votes, which make | 8,564 | % |
| "did not participate in voting" | - | 1252 | votes, which make | 0,003 | % |

Accepted by a majority .

**<u>III. HEARING: Item VI of the agenda</u>**

Report of the Head of Legal Provision Department Belous P.I. on changes and addendum in Company By-law.

Reporter proposed solutions draft on this issue.

Other proposals on this agenda issue and on proposed decision draft were not submitted to secretariat . Proposed draft of decisions is put to vote. Counting commission is proposed to count votes.

**RESOLVED:**

1. To make following changes in By-law of Opened Joint-Stock Company "Nizhnedneprovskiy tube rolling plant"and approve them:

1.1. Item 8.3.6.paragraph.4 of the Statute to be read as follows:

- approval of internal provisions on general shareholders meeting, Supervisory Board, Board of Directors, Inspection Commission, on shares, on dividends on shares, on procedure of shareholders familiarization with the information, on the procedure of alienation of property;

1.2.Item 8.3.6.paragraph.31 of the By-law to be read as follows:

- concurrence of resolutions on appointment and dismissal of directors from their activity, chief engineer, chief accountant and heads of structural subdivisions, which are directly subordinated to Chairman of the Board;

1.3.Item 10.1 paragraph.2 of the By-law to be read as follows:

- Company is authorised to involve to cooperation experts, including foreign experts on the bases of agreements and legislation in force to determin the conditions of such cooperation.

1.4. Clause 11 of By-law shall be added with item 11.2 after Item 11.3 and to be read as follows:

- Company independently developes and approves manning table, determines rates of salary, form and labor remuneration procedures.

1.5. Items 11.3 and 11.4 of By-law to be read considering items 11.4 and 11.5.

2. To authorise the Head of Legal Support Department of Opened Joint Stock Company "Nizhnedneprovskiy tube rolling plant" Belous P.I. to sign approved changes of OJSC "Nizhnedneprovskiy tube rolling plant" By-law (new wording) and register them in line with current Law of Ukraine and to represent Company in Regiatration Authority without supplementary Power of Attorney.

Voting results according to Minutes # 11 of counting commission meeting:

| | | | | | |
|---|---|---|---|---|---|
| "for" | - | 40 831 396 | votes, which make | 91,433 | % |
| "against" | - | 3 824 490 | votes, which make | 8,564 | % |
| "abstained" | - | There are no | | | |
| "did not participate in voting" | - | 1 252 | votes, which make | 0,003 | % |

Accepted by a competent majority .

**<u>IV. HEARING: Item VII of the agenda</u>**

Report of Vice-Chairman of Supervisory Board Bondarenko L.G. on recall and selection of members of Supervisory Board.

Reporter proposed drafts of decisions on this issue.

Chairman of meeting proposed to vote for a list on recall of members of Supervisory Board, on selection of candidatures in membership of Supervisory Board - separately on each candidature.

Other proposals on this agenda issue, on suggested drafts decisions and on the voting order were not submitted to secretariat . Proposed draft decisions are put to vote. Counting commission is proposed to count votes.

**RESOLVED:**
1. To recall from membership of Supervisory Board the following shareholders:
- company "Bridmar Investments Limited" represented by representative Vraneshich Alexander Alexandrovich;
- Limited liability company «AB and CO» represented by representative Parusnikova Viktorii Borisovna.
Voting on recall of members of Supervisory Board was held for a list.

Voting results according to Minutes # 12/1 of counting commission meeting:

| | | | | | |
|---|---|---|---|---|---|
| "for" | - | 40 831 395 | votes, which make | 91,433 | % |
| "against" | - | There are no | | | |
| "abstained" | - | 3 824 490 | votes, which make | 8,564 | % |
| "did not participate in voting" | - | 1 253 | votes, which make | 0,003 | % |

Accepted by a majority .

It is proposed to select two candidatures from three submitted candidatures by shareholders to members of Supervisory Board, namely:
- Limited liability company «Pridneprovie" represented by representative Troyan Michael Michaelovich;
- Closed Joint Stock Insurance Company «Aura» represented by Melnichyuk Larisa Yurievna;
- Company «Ukraine Value Opportunities Fund Ltd» represented by Haos Phillip.

Voting on selection of members of Supervisory Board was held on each candidature separately.
Voting results according to Minutes # 12/2 of counting commission meeting:
Voting on selection in members of Supervisory Board –shareholder Limited Liability Company «Pridneprovie" represented by representative Troyan Michael Michaelovich

| | | | | | |
|---|---|---|---|---|---|
| "for" | - | 40 554 521 | votes, which make | 90,813 | % |
| "against" | - | 23 279 | votes, which make | 0,052 | % |
| "abstained" | - | 3 824 490 | votes, which make | 8,564 | % |
| "did not participate in voting" | - | 254 848 | votes, which make | 0,571 | % |

Accepted by a majority .

Voting on selection in members of Supervisory Board –shareholder - Closed Joint Stock Insurance Company «Aura» represented by Melnichyuk Larisa Yurievna

| | | | | | |
|---|---|---|---|---|---|
| "for" | - | 40 546 049 | votes, which make | 90,794 | % |
| "against" | - | 30 069 | votes, which make | 0,067 | % |
| "abstained" | - | 3 826 172 | votes, which make | 8,568 | % |
| "did not participate in voting" | - | 254 848 | votes, which make | 0,571 | % |

Voting on selection in members of Supervisory Board –shareholder - Company «Ukraine Value Opportunities Fund Ltd» represented by Haos Phillip.

| | | | | | |
|---|---|---|---|---|---|
| "for" | - | 5 353 571 | votes, which make | 11,988 | % |
| "against" | - | 36 921 981 | votes, which make | 82,679 | % |
| "abstained" | - | 83 212 | votes, which make | 0,186 | % |
| "did not participate in voting" | - | 2 298 374 | votes, which make | 5,147 | % |

According to the results of voting not selected in membership of Supervisory Board.

**RESOLVED:**
2. To select the following shareholders as members of Supervisory Board:
- Limited liability company «Pridneprovie" represented by representative Troyan Michael Michaelovich;
- Closed Joint Stock Insurance Company «Aura» represented by Melnichyuk Larisa Yurievna;

**V. HEARING: Item VI of the agenda**
Report of the Head of Legal Provision Department Belous P.I. on recall and selection of members of Company Board.
Reporter proposed drafts of decisions on this issue.
Meeting chairman proposed to vote for a list on recall of Board members, on slection of candidatures in Board members – separately for each candidature.
Other proposals on this agenda issue, on suggested drafts decisions and on the voting order were not submitted to secretariat . Proposed draft decisions are put to vote. Counting commission is proposed to count votes.

**RESOLVED:**
1. To recall from Board membership:
- Turishev Alexy Vasilievich;
- Dereza Oleg Georgievich;
- Nechaev Viktor Ivanovich.

Voting on recall of Board members was held for a list.
Voting results according to Minutes # 13/1 of counting commission meeting:

| | | | | | |
|---|---|---|---|---|---|
| "for" | - | 40 577 800 | votes, which make | 90,865 | % |
| "against" | - | нет | votes, which make | | % |
| "abstained" | - | 3 824 490 | votes, which make | 8,564 | % |
| "did not participate in voting" | - | 254 848 | votes, which make | 0,571 | % |

Accepted by a majority .

Voting on selection of Board members was held for each candidature separately.
Voting results according to Minutes # 13/2 of counting commission meeting:

Voting on selection in Board membership Fedash Elena Vladimirovna

| | | | | | |
|---|---|---|---|---|---|
| "for" | - | 40 552 839 | votes, which make | 90,809 | % |
| "against" | - | 23 279 | votes, which make | 0,052 | % |
| "abstained" | - | 3 824 490 | votes, which make | 8,564 | % |
| "did not participate in voting" | - | 256 530 | votes, which make | 0,575 | % |

Accepted by a majority

Voting on selection in Board membership Kopaev Evgeny Nikolaevich:

| | | | | | |
|---|---|---|---|---|---|
| "for" | - | 40 552 839 | votes, which make | 90,809 | % |
| "against" | - | 23 279 | votes, which make | 0,052 | % |
| "abstained" | - | 3 824 490 | votes, which make | 8,564 | % |
| "did not participate in voting" | - | 256 530 | votes, which make | 0,575 | % |

Accepted by a majority .

Voting on selection in Board membership Eraka Vladimir Nikolaevich .

| | | | | | |
|---|---|---|---|---|---|
| "for" | - | 40 552 839 | votes, which make | 90,809 | % |
| "against" | - | 23 279 | votes, which make | 0,052 | % |
| "abstained" | - | 3 824 490 | votes, which make | 8,564 | % |
| "did not participate in voting" | - | 256 530 | votes, which make | 0,575 | % |

Accepted by a majority .

**RESOLVED:**
2. To select in Board membership following persons:
- Fedash Elena Vladimirovna;
- Kopaeva Evgeniya Nikolaevicha;
- Eraka Vladimira Nikolaevicha .

Chairman of meeting Gorb E. V. informs that all the issues of the agenda have been reviewed

General shareholders meeting of Opened Joint- Stock Company "Nizhnedneprovskiy tube rolling plant" **is announced to be over**

Meeting Chairman (Signature) E.V. Gorb

Meeting Secretary (Signature) L.G. Bondarenko

Seal:
Ukraine city of Dnipropetrovs'k
Open Joint-Stock Company
"Nizhnedneprovsky Tube Rolling Plant"
05393116